================================================================================

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                 AMENDMENT NO. 2

                                       TO

                                  FORM 10-SB/A
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                    INTERNATIONAL MENU SOLUTIONS CORPORATION
                 (Name of small business issuer in its charter)

               NEVADA                                                       91-1849433
   (State or Other Jurisdiction of                            (I.R.S. Employer Identification Number)
Employer incorporation or organization)

     350 Creditstone Road, Unit 202
       Concord, Ontario, Canada                                               L4K 3Z2
(Address of principal executive offices)                                      (Zip Code)

            (416) 366-6368
      (Issuer's telephone number)



        Securities to be registered under Section 12(b) of the Act: None


           Securities to be registered under Section 12(g) of the Act:

                    Common Stock, Par Value $0.001 Per Share
                                (Title of Class)













================================================================================

TABLE OF CONTENTS
-----------------

PART                    ITEM                    ITEM DESCRIPTION                                                       PAGE
----                    ----                    ----------------                                                       ----
PART I.......................................................................................................................1

                        ITEM 1. DESCRIPTION OF BUSINESS......................................................................1

                                                General......................................................................1

                                                Acquisitions by IMSI prior to the Amalgamation...............................2

                                                Acquisitions by the Company after the Amalgamation...........................2

                                                Business.....................................................................6

                                                Patents and Trademarks......................................................10

                                                Governmental Regulation.....................................................10

                                                Employees and Labor Contracts...............................................11

                        ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS........................................................11

                                                Result of Operations........................................................12

                                                Liquidity and Capital Resources.............................................15

                                                Year 2000...................................................................18

                                                Factors That May Affect Future Results of Operation.........................19

                                                Cautionary Statement Involving Forward Looking Statements...................19

                        ITEM 3. DESCRIPTION OF PROPERTY.....................................................................19

                        ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT..............................20

                                                Security Ownership of the Company...........................................20

                                                Security Ownership of IMSI..................................................22

                        ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS................................23

                                                Directors and Executive Officers of the Company.............................23

                                                Significant Employees of the Company's Subsidiaries.........................24

                        ITEM 6. EXECUTIVE COMPENSATION......................................................................24

                                                Compensation of Directors...................................................26

                                                Employment Agreement........................................................26

                                                Stock Option Plan...........................................................26

                        ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..............................................27

                        ITEM 8. DESCRIPTION OF REGISTRANT'S SECURITIES......................................................27

                                                Securities of the Company...................................................27

                                                Securities of IMSI..........................................................29

                                                Registration Rights.........................................................34

                                                Right of First Refusal......................................................34



                                       i
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
PART II.....................................................................................................................35

                        ITEM 1. MARKET PRICE OF COMMON EQUITY AND RELATED SHAREHOLDER MATTERS...............................35

                        ITEM 2. LEGAL PROCEEDINGS...........................................................................35

                        ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS...............................................35

                        ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.....................................................35

                        ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS...................................................37

PART F/S....................................................................................................................37

                        ITEM 1. FINANCIAL STATEMENTS........................................................................37

PART III....................................................................................................................38

                        ITEM 1. INDEX TO EXHIBITS...........................................................................38


INDEX TO THE FINANCIAL STATEMENTS...........................................................................................39

                                     PART I

ITEM 1.      DESCRIPTION OF BUSINESS

GENERAL

       International Menu Solutions Corporation (the "Company") is a holding company with subsidiaries engaged in the development, production and marketing of a series of specialty food products for sale to large retail and specialty food chains throughout North America.

       The Company was incorporated under the laws of the State of Nevada on June 24, 1997 as ANM Holdings Corporation. The Company changed its name to International Menu Solutions Corporation on July 15, 1998. The Company's principal operating subsidiaries include International Menu Solutions Inc. ("IMSI"), a corporation incorporated under the laws of the Province of Ontario on September 26, 1997, and the following wholly owned subsidiaries of IMSI:

- Prime Foods Processing Inc., a corporation incorporated under the laws of the Province of Ontario on March 27, 1990;

- Transcontinental Gourmet Foods Inc., a corporation incorporated under the laws of the Province of Ontario on January 27, 1983;

- Tasty Selections Inc., a corporation incorporated under the laws of the Province of Ontario on July 8, 1996 as 1188980 Ontario Ltd. (doing business as Tasty Batters), which was amalgamated(1) on September 30, 1999 with Norbakco Ltd., a corporation incorporated under the laws of the Province of Ontario on August 25, 1995;

- 1005549 Ontario Inc., a corporation incorporated under the laws of the Province of Ontario on December 21, 1992;

- D.C. Food Processing Inc., a corporation incorporated under the laws of the Province of Ontario on December 2, 1994; and

- The Ultimate Cookie Co. Ltd./L'Ultime Biscuit Cie Inc., a corporation incorporated under the laws of Canada on March 1, 1990.



The following is a wholly owned subsidiary of the Company:

- International Menu Solutions USA Inc., a corporation organized under the laws of the State of Delaware on October 29,1999. On November 26, 1999, International Menu Solutions USA Inc. filed articles of amendment to change its name to Huxtable's Kitchens Inc.

       As a holding company, the Company is a legal entity separate and distinct from its subsidiaries. Accordingly, the right of the Company, and thus the right of the Company's creditors (including holders of its debt securities and other obligations, if any) and stockholders, to participate in any distribution of the assets or earnings of any subsidiary is subject to the claims of creditors of the subsidiary, except to the extent that claims of the Company itself as a creditor may be recognized, in which event the Company's claims may in certain circumstances be subordinate to certain claims of others. In addition, as a holding company, a principal source of the Company's unconsolidated revenues and funds is dividends and other payments from its subsidiaries. The Company's principal subsidiaries currently require the consent of its banker, the Bank of Nova Scotia, to pay cash dividends or to make other withdrawals or advances to individual shareholders, but are permitted to pay dividends and advances to the Company. See "Management's Discussion and Analysis - Liquidity and Capital Resources."

----------------
1      An amalgamation of two companies in the Province of Ontario pursuant to the Business Corporations Act (Ontario) is similar to a merger of two companies in the United States.

       On July 16, 1998, the Company's wholly-owned subsidiary, 1308864 Ontario, Inc., amalgamated with IMSI pursuant to the Business Corporations Act (Ontario). As a result of the amalgamation, the holders of the outstanding 4,000,000 shares of common stock of pre-amalgamation IMSI received 4,000,000 Class X shares of the post-amalgamation IMSI and 4,000,000 Class N shares of the Company. The amalgamation allowed the Company to carry out its new strategy of becoming a producer of home meal replacement products. Prior to the amalgamation, the Company was in the preliminary stages of organizing its unrelated business but had carried on no operations.

       As of October 31, 1999, there were 10,248,350 shares of common stock, par value $0.001 per share, and 3,110,795 Class N shares, par value $0.001 per share, of the Company outstanding. In addition, there are currently various classes of equity securities of IMSI outstanding which can be exchanged for common stock of the Company. The Company estimates that the exchange of these shares will result in the issuance of approximately 4,571,000 shares of common stock of the Company. However, management's estimate of such number of shares could change in the future because such number is based on a number of factors, including the future financial performance of various subsidiaries of the Company and the future trading prices of the shares of common stock of the Company.

       The Company's principal executive offices are located at 350 Creditstone Rd., Unit 202, Concord, Ontario.

       The Company has been engaged in a strategy of seeking to further enhance the operations of its principal operating companies. Pursuant to this strategy, in the nine-month period ended September 30, 1999, the Company completed two acquisitions of businesses for an estimated aggregate cost of $18 million in cash and securities, including fees and expenses. In 1998, the Company completed three acquisitions of businesses for an estimated aggregate cost of $5.8 million in cash and securities, including fees and expenses. Subsequent to September 30, 1999 the Company acquired two businesses for an estimate aggregate cost of $23 million. A description of such acquisitions follows.

ACQUISITIONS BY IMSI PRIOR TO THE AMALGAMATION

       ACQUISITION OF PRIME FOODS PROCESSING INC. On November 5, 1997, IMSI, prior to it being acquired by the Company, acquired all of the outstanding shares of Prime Foods Processing Inc. ("Prime Foods") for cash consideration of $374,000(2). In addition IMSI made payments for professional fees and premises and equipment improvements totaling $291,547.

ACQUISITIONS BY THE COMPANY AFTER THE AMALGAMATION

       ACQUISITION OF PASTA KITCHEN. On October 9, 1998, the Company acquired the business carried on by 1218951 Ontario Inc. under the trade name of "Pasta Kitchen." The Company purchased all of the assets of Pasta Kitchen for cash consideration of $372,212 paid on closing and an additional amount of $340,000, subject to certain downward adjustments, in cash or common stock of the Company at the Company's discretion payable on or after October 31, 1999. At October 31, 1999 Pasta Kitchen had met the conditions necessary to receive the whole of the $340,000 without adjustment. Management could issue up to 76,000 shares of the common stock of the Company to satisfy the balance of the purchase price, but is considering issuing a combination of cash and shares. Pasta Kitchen now operates as a division of Prime Foods Processing Inc. ("Prime Foods"). The purchase of Pasta Kitchen has given the Company the ability to offer several of Canada's leading supermarket chains with a full line of pasta-based heat-and-serve meal solutions that are fully prepared and packaged in single and multi-serve portions.

--------------

2   All dollar amounts are in the functional currency of the Company's financial statements (Canadian dollars) except where otherwise indicated. Where a conversion from Canadian dollars to US dollars is made, a conversion rate at October 31, 1999 was used.

       ACQUISITION OF TRANSCONTINENTAL GOURMET FOODS INC. AND NORBAKCO, LTD. On November 30, 1998, the Company acquired, through IMSI, all the issued and outstanding shares of Transcontinental Gourmet Foods Inc. ("Transcontinental") and 59% of the shares of Norbakco Ltd., a sister corporation of Transcontinental ("Norbakco"). These acquisitions added fillo pastry hors d'oevres and desserts to the product line of meal solutions offered by the Company. We purchased all of the issued and outstanding shares of Transcontinental and the 59% interest in Norbakco for a cash consideration of $1,000,000 at closing and an additional cash payment after February 28, 1999 of approximately $582,000, of which $550,000 has been paid to date. This amount was determined based on the net book value of Transcontinental in excess of $1,000,000, as determined at February 28, 1999. Of the $1,000,000 consideration paid at closing, $860,000 was allocated to Transcontinental and $140,000 was used to purchase notes payable to the former shareholders of Norbakco. The balance of the purchase price was satisfied by the issue to the selling shareholders of three classes of shares of stock of IMSI:
300,000 Class B shares, 100,000 Class C shares and 59,000 Class D shares, all of which were issued on December 1, 1998. Such shares are exchangeable for shares of the common stock of the Company in accordance with formulas contained in the share attributes for the Class B shares, the Class C shares and the Class D shares, respectively. Management estimates that approximately 2,730,000 shares of common stock of the Company will be issued to the former shareholders of Transcontinental in exchange for the outstanding Class B, Class C and Class D shares. Please see Item 8: "Description of Registrant's Securities" section for a detailed explanation of the conversion formulas in the Class B, Class C and Class D shares.

       On May 17, 1999, the Company acquired, through IMSI, the remaining 41% equity interest in Norbakco. The consideration paid for the purchased shares was 53,000 Class X shares of IMSI and 53,000 Class N shares of the Company, and the purchase by IMSI of shareholder loans made to Norbakco in the aggregate amount of $180,000. As part of the issue of the 53,000 Class X shares and the 53,000 Class N shares, IMSI and the Transcontinental shareholders agreed to reduce the number of shares of common stock of the Company that the 300,000 Class B shares may be exchanged for by 53,000 shares. On September 30, 1999 Norbakco Ltd. was amalgamated with Tasty Selections Inc.

       ACQUISITION OF TASTY SELECTIONS INC. On April 15, 1999, the Company purchased through IMSI all of the issued and outstanding shares of Tasty Selections Inc., a manufacturer of muffin and cookie batters ("Tasty Selections"). IMSI acquired Tasty Selections for cash consideration of $1,000,000, 442,750 Class X shares of IMSI and an equal number of Class N shares. On September 30, 1999 Tasty Selections Inc. was amalgamated with Norbakco Ltd. Contemporaneous with the purchase of the shares of Tasty Selections, IMSI, Tasty Selections and the Company entered into a non-competition and confidentiality agreement with Allan Greenspoon ("Greenspoon"), the president of Tasty Selections, to ensure that the goodwill of Tasty Selections is not impaired by the actions of Greenspoon. In consideration of the covenants of Greenspoon, the Company and IMSI agreed to issue to Greenspoon a number of shares of common stock of the Company determined, at the option of Greenspoon, as an amount that is either,

       (i) 4 times the EBITDA for IMSI's Canadian bakery operations for the year ended December 31, 2001 less $2,160,000, or

       (ii) 3 times the EBITDA for IMSI's Canadian bakery operations for the year ended December 31, 2002 less $2,160,000,

in each case divided by the weighted average closing price for the shares of common stock of the Company for the twenty (20) trading days prior to the last day for which the foregoing amount is selected on the OTC Bulletin Board, or exchange upon which the shares of the common stock of the Company are traded.

In the event of the termination of the employment of Greenspoon for other than death, permanent disability or cause, the same consideration as set forth above shall continue to apply. In the event of termination of his employment for death, permanent disability or cause prior to December 31, 2001, then the number of shares shall be the number obtained by using the following formula: (4 times the EBITDA for the twelve month period preceding the date of termination minus $2,160,000) divided by the weighted average closing price for the shares of common stock of the Company for the twenty (20) trading days prior to the last day of the twelve month period. The term "EBITDA" means earnings before interest, income taxes, depreciation and amortization, as calculated in accordance with Canadian generally accepted accounting principles.

       ACQUISITION OF 1005549 ONTARIO LIMITED. On May 10, 1999, the Company, through IMSI, purchased all of the issued and outstanding shares of 1005549 Ontario Limited, the parent company of the wholly owned subsidiary D.C. Foods Processing Inc. (collectively "D.C. Foods"), a manufacturer of value-added breaded and battered meat and dairy products, for a purchase price equal to the sum of the following components:

       (a)    $6,345,000;

       (b) an amount equal to the Adjusted EBITDA of D.C. Foods (as defined in the share purchase agreement) on a consolidated basis for the period December 7, 1998 to December 31, 1999, but not less than zero; and

       (c) an amount equal to four times the Adjusted EBITDA of D.C. Foods on a consolidated basis for the one year period ending March 31, 2002 or December 31, 2002 (such period to be selected by the selling shareholders), minus (i) $6,000,000, and minus (ii) the amount paid under component (b) above.

       Component (a) of the purchase price paid by IMSI to the selling shareholders of D.C. Foods was satisfied as follows: (i) $4,000,000 in cash;
(ii) $500,000 through the issue to the selling shareholders of 190,476 Class X shares of IMSI and an equal number Class N shares, and (iii) $1,845,000 by the issue of 702,857 Class X shares of IMSI and an equal number of Class N shares. Component (b) of the purchase price was satisfied by the issue of 250,000 Class E Series 1 shares and 250,000 Class E Series 2 shares. Component (c) of the purchase price was satisfied by the issue of 250,000 Class E Series 3 shares, and 250,000 Class E Series 4 shares. The Class E shares were issued by IMSI on May 10, 1999 and are exchangeable for shares of common stock of the Company based upon the Adjusted EBITDA of D.C. Foods. See "Item 8: Description of Registrant's Securities - Securities of IMSI."

       ACQUISITION OF THE ULTIMATE COOKIE CO. INC. On October 18, 1999, the Company, through IMSI, purchased all of the issued and outstanding shares of The Ultimate Cookie Co. Inc. ("Ultimate"), a Montreal-based bakery for consideration of cash and stock for a purchase price equal to the sum of the following components:

       (a) an amount equal to 4 times the Adjusted EBITDA of Ultimate for the one year period ending April 30, 2000 (the "April Amount"); and

       (b) an amount being the greater of (i) 25% of the Year 2002 Amount (as defined in the share purchase agreement) minus the April Amount, and (ii) zero, and

       (c) the actual amount of any approved Scientific Research Tax Credits for the period ended April 30, 2000.

       Component (a) of the purchase price paid by IMSI to the selling shareholders of Ultimate was satisfied as follows: (i) $175,000 in cash; and
(ii) by the issue of 250,000 Class E Series 5 shares. The (b) and (c) components of the purchase price were satisfied by the issuance of 250,000 Class E Series 6 shares. The Class E shares were issued by IMSI to the selling shareholders of Ultimate on October 18, 1999 which are exchangeable for shares of common stock of the Company. See "Item 8: Description of Registrant's Securities - Securities of IMSI."

       ACQUISITION OF HUXTABLE'S FOODS, L.L.C. On November 12, 1999, the Company, through its recently created wholly-owned subsidiary Huxtable's Kitchens Inc. ("Huxtable's Kitchens"), purchased substantially all of the operating assets of Huxtable's Foods, L.L.C., a Delaware limited liability company ("Huxtable's") located in Vernon, California, including the brand "Huxtable's Kitchen". Huxtable's is a provider of a wide range of fresh

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and frozen entrees in the Southern California market. The purchase price paid for such assets is equal to the sum of the following components:

       (a)    US$3,080,000, plus

       (b)    the earnout payments as determined as follows:

              (i) an amount not to exceed 4 times the year 1999 Adjusted EBITDA for the period commencing on November 1, 1999 to and including December 31, 1999 (the "Stub Payment"), the multiple to be determined by Huxtable's (the "Stub Payment"); and

              (ii) an amount equal to one (1) times the year 2000 Adjusted EBITDA (the "First Year Payment").

                     Huxtable's has the right to elect to have the final payment based upon the year 2001 Adjusted EBITDA or the year 2002 Adjusted EBITDA. If Huxtable's elects to have the final payment based upon the year 2002 Adjusted EBITDA, then Huxtable's shall receive a payment based upon the year 2001 Adjusted EBITDA as follows:

              (iii) an amount equal to one times the year 2001 Adjusted EBITDA (the "Second Year Payment").

                     In the event that Huxtable's elects to have the final payment based upon the year 2001 Adjusted EBITDA, then Huxtable's shall not receive the Second Year Payment but will instead receive the following:

              (iv)   an amount equal to

                     (1)    5 times the year 2001 Adjusted EBITDA; less

                     (2) the Stub Payment to the extent that such deduction would not reduce the year 2001 Final Payment determined in (iv)(1) above, below US$7,500,000; less

                     (3)    the First Year Payment.

                     Such amount may be reduced below US$7,500,000 by deduction of the First Year Payment.

                     In the event that Huxtable's elects to have the final payment based upon the year 2002 Adjusted EBITDA, then Huxtable's shall not receive the payment in (iv) above but shall receive instead

              (v)    an amount equal to:

                     (1)    5 times the year 2002 Adjusted EBITDA; less

                     (2) the Stub Payment to the extent that the such deduction would not reduce the amount determined in
                            (v)(1) above, below US$7,500,000; less

                     (3) (A) the First Year Payment plus (B) the Second Year Payment. Such amount may be reduced below US$7,500,000 by deduction of the First Year Payment and the Second Year Payment.

       In the event that the aggregate amount paid to Huxtable's under clauses
(i) through (v) above is not equal to or greater than 80% of the Gross Margin (as defined in the asset purchase agreement), in the final payment year, plus 2 times the Adjusted EBITDA for the Final Payment Year, then Huxtable's Kitchens shall pay to Huxtable's an additional amount equal to the difference.

       The term "Adjusted EBITDA" means the consolidated earnings before interest, income taxes, depreciation, amortization, and scientific research tax credits for Huxtable's Kitchens Inc., as calculated, in accordance with GAAP consistently applied and past practice and based upon financial information taken from audited financial statements of Huxtable's Kitchens. For the purpose of the Adjusted EBITDA calculations, certain items relating to the acquisition of Huxtable's shall be excluded.

       Component (a) of the purchase price paid by IMSI to Huxtable's was satisfied (i) by a cash payment paid to Huxtable's of US$2,880,000, and (ii) by a cash payment of US$200,000 paid into escrow pending the adjustment of certain expenses of Huxtable's during the period November 1, 1999 to November 12, 1999 and to provide for the payment of one-half of the California sales taxes exigible upon purchase of the assets, and the balance of the said amount shall be paid to Huxtable's.

       Component (b) of the purchase price will be paid in either cash or shares of the common stock of the Company based upon the terms and conditions of the asset purchase agreement.

       We continue to pursue the strategy of expanding the Company's business through acquisitions, and in furtherance thereof explore other possible acquisitions in fields related to our principal operating companies. Although no assurance can be given as to whether or when any acquisitions or dispositions will be consummated, if an agreement with respect to any acquisitions were to be reached, we might finance such acquisitions by the issuance of additional debt or equity securities. The additional debt from any acquisitions, if consummated, would increase our debt-to-equity ratio and the issuance of additional or equity securities might, at least in the near term, have a dilutive effect on earnings per share.

       INTERNALLY ESTABLISHED DIVISION. In October 1998, the Company established its Seafood Selections division as a division of Prime Foods. The division's mandate was to develop and sell seafood based products consistent with the Company's overall product and brand strategy. The division has, since it was established, developed a line of seafood based pastas and hors d'oeuvres. The division had its first sales in March1999. After the division was established, Prime Foods entered into consulting agreements with the two managers of the division which included a right of first refusal in the case the Company decided to sell the division as well as certain profit sharing and/or royalty arrangements.

BUSINESS

       We develop, market and produce a series of specialty food products for sale to large retail food chains and specialty food chains. Our product lines target consumers who desire restaurant quality meals that can be conveniently prepared for home consumption, the basis for Home Meal Replacement ("HMR"). The National Restaurant Association estimates that by the year 2005, the average consumer will allocate greater than 50% of his/her food budget towards prepared meals purchased outside the home.

       The HMR market has developed to address the competing pressures to provide well balanced home cooked meals and the time pressures of the evolving dual income family. HMR products have evolved from frozen TV dinners in the 1970's and 1980's to frozen microwaveable dishes and freshly prepared meals that are "ready to heat and eat" in the 1990's.

       PRINCIPLE PRODUCTS AND SERVICES. The products we offer include restaurant quality meals and meal components as well as food service related products. Many of our products are the types of meals found on restaurant menus. The Company identifies food service and restaurant eating trends and develops these foods into a retail format. The products are sold in supermarkets as fresh and frozen entrees. The frozen products have a shelf life of six to eight months and the fresh products have a shelf life of approximately 21 days. The frozen meals are displayed in freezers located in the HMR areas of supermarkets. The fresh meals are available in open self-serve refrigeration units in the delicatessen section of supermarkets as both self-serve items and through over the counter deli hot plate programs.

       Management believes that the market for HMR products is rapidly expanding. Historically, consumers have purchased for some time "ready to heat and eat" food items. Our marketing strategy is to enhance the presentation, taste and packaging of component items that comprise an HMR. In addition, these meal components can be mixed and matched by consumers to create an international or ethnic line of restaurant quality complete meals. A complete meal provides all of the necessary starch, vegetable and center-of-the-plate items in one package. The Company then cross merchandises these products with its other products, including hors d'oeuvres and specialty desserts.

       PRODUCT DEVELOPMENT STRATEGY. Our products are developed in response to consumer demands and according to our own nutrition and preparation specifications. Often, retail clients will request that we manufacture products tailored to certain specifications demanded by the consumer. For example, we work with retailers' design teams to create lines of food products to be sold under our label or the retailers' labels. Otherwise, our meals are manufactured and sold directly to retailers and organizations selling directly to retailers.

       Our complete meal products are developed in component parts that, when packaged together, form a complete "meal solution." A meal solution program is developed for each retailer client. We sell approximately one-half of our products under the retailers' private labels through a sub-branding approach or under alliances with owners of other known brands. This is known as co-branding. We believe that selling our products under private labels or known brands, which are more recognizable by consumers, will create brand awareness of our products since our name appears on the label of the known brand. It has become generally accepted that supermarkets, specialty gourmet stores and big boxed meat stores sell complete meals and meal components. To date, we have manufactured our products under major private labels belonging to supermarkets, club stores, big boxed meat stores, convenience store chains and non-traditional food retailers.

       We offer three primary branding programs to retailers depending on the size, strategic direction, and needs of the retailer:

       - "Retailer branding": The retailer owns the brand and we provide co-packing services;

       - "Co-Branding": We use the retailer name/brands or locally recognizable brands in conjunction with our own brand/label;

       - "Control Branding": We provide complete meal solution programs under our Company brand to small retailers who do not have the expertise or market share to own their own brand.

       We may also sell directly to the retailer under its own label(s) in accordance with the retailer's needs without reference to a branding program.

       Our long-term product development objective is to respond to popular culinary trends. Our meals are developed under various local and international theme canopies and are derived from restaurant menus. We currently focus on the following food service theme canopies:

       -      Grill/American Grille
       -      Trattoria
       -      Mediterranean Taverna
       -      Bistro/New American Bistro
       -      Southwestern Cantina
       -      Asian Cafe

       PRODUCT MARKETING STRATEGY. We market a variety of brands of meals and meal components through IMSI's wholly owned subsidiaries. These brands include:
(i) "Royal Selection", a line of frozen meal entrees; (ii) "International Selection", a line of frozen meal entrees; (iii) the "Pasta Kitchen" label; (iv) "Thornhill Bakery", "Meli's Bakery", and "Margies Sweets", a line of fresh and frozen desserts; (v) "Jonathon T's" and "TGF" frozen hors d'oerves; (vi) "Huxtable's Kitchen", a line of fresh and frozen entrees and complete meals; and
(vii) "The Ultimate Cookie", a line of frozen cookie dough.

       In addition to the brands referred to above, we are marketing internationally labeled food categories known as the "Selections" line. Our strategy is to generate a series of international and ethnic-based meal solutions that will be sold by retail clients directly or under a branding program as described above. Our primary Company brand of complete meals is "International Selections. We also re-brand products acquired on acquisitions of new divisions or change or merge acquired brands to add the "Selections" name, such as "Seafood Selections" or "Fresh Selections", etc. As a result, we anticipate that these retailers will be able to choose various menu components which parallel restaurant menus.

       We utilize our own direct sales force in our target markets to our target customers, supermarkets, specialty gourmet stores and club stores. Our sales representatives convey to new and existing customers our belief that we offer competitively priced, nutritious, restaurant quality meals because we control product development and production in our wholly-owned facilities. Through the efforts of our sales representatives, we seek to maintain a broad base of customers in order to minimize the possibility of one major customer dictating non-competitive terms to the Company. In certain cases, the Company, through its subsidiaries, may utilize brokers to provide selling and merchandising services.

       Our long-term marketing objective is to reach retail consumers in several areas of the supermarkets and stores that carry our products, particularly in the delicatessen and frozen food sections.

       AMOUNT SPENT ON RESEARCH AND DEVELOPMENT. The amount spent on product research and development for the nine months ended September 30, 1999 and the period ended December 31, 1998 was $371,228, and $425,542 respectively. Although research and development is not directly borne by the customer, it is a factor in the determination of the pricing of our products.

       PRODUCT DISTRIBUTION STRATEGY. We distribute our products in various ways to our customers. Our products are distributed directly to major retailers as either private label or co-branded products through both our own delivery vehicles or third party vehicles. The products are also distributed directly to major club stores under our own label. We distribute our products indirectly to major club stores and retailers under co-packing agreements or to various distributors under our own label. With the addition of Tasty Selections and D.C. Foods, our reliance on any one of our distribution methods has been significantly reduced.

       DEPENDENCE ON MAJOR CUSTOMERS. We currently have one major customer, Price Costco. Based on pro forma sales for the year-ended December 31, 1998 of $54,421,000, this customer represented 19.3% of such sales. Management believes it has a good relationship with Price Costco and anticipates that the Company will expand its business with this customer, however, we have no long-term commitments with them. In addition, on November 23, 1999, we announced that Prime Foods, our frozen meal division, entered into an agreement to supply frozen meal entrees to selected Wal-Mart Super Centers beginning in December of 1999. The initial program launch will be distributed to over 300 U.S.-based Wal-Mart Super Center locations, and will include 16 restaurant-branded meal solutions developed in cooperation with Brand Specialist, LLC of Dallas, Texas. While the actual sales impact cannot be determined at this time, management estimates that this arrangement could increase the Company's total sales for the year 2000 by as much as 10%. The loss of either of these customers could have a material adverse effect on our revenues and financial position.

       SOURCES AND AVAILABILITY OF RAW MATERIALS AND PRINCIPAL SUPPLIERS. The raw materials required to manufacture our meals are commodities such as meat, seafood, vegetables, flour, cheese and sugar which are readily available in the marketplace. We have no major principal suppliers. Furthermore, we believe that the markets for these commodities are stable and no change in their supply is imminent.

       COMPETITION. The specialty food industry is highly competitive. Our products compete with traditional supermarket HMRs (frozen dinners, gourmet deli counters, etc.) and with food service operators including restaurants, fast food outlets and large food processors. Many of our competitors have far greater financial, operational and marketing resources than we do. Furthermore, the specialty food industry is characterized by rapid changes, including changes in consumer tastes and preferences, which may result in product obsolescence or short product life cycles. As a result, competitors may be developing products which may be similar or superior to our products. Accordingly, there is no assurance that we will be able to compete successfully or that our competitors or future competitors will not develop products that render our products less marketable.

       Our products compete primarily in the fresh and frozen specialty food industry. The principal competitive factors include brand recognition, price and price promotion, retail space management, service to the retail trade, new product introductions, packaging changes, distribution methods and advertising. Management believes that few of our competitors in the specialty food industry manufacture the wide range of entrees or bundled meal components in the unique restaurant style theme canopies that we offer. We penetrate this market and expand our market share by producing unique culinary entrees, bundled meals and meal kits at competitive prices. We believe that our flexibility and innovation in developing and implementing new methods of marketing and distributing our product will permit us to compete effectively with our competitors. In addition, when weacquire new businesses, we leverage off of existing brands and brand equity and co-brand these brands with the "Selections" name to build national brand presence. Our larger competitors typically develop a national strategy which requires significantly more planning and coordination across diverse geographic/cultural regions. We can quickly develop regionally specific strategies as we minimize the necessity for larger cross-geographic/cultural considerations and specifically address the taste, price and buying habits of these smaller regions.

       Our direct competitors include Stouffers, Kraft Foods and Maple Leaf Foods. Several of these well-known brands have recently introduced lines of component meals. However, we believe we will remain competitive in this industry because of the depth and breadth of our product lines, our ability to develop customer driven programs and our ability to adapt to rapidly changing culinary trends.

       We also believe that ownership of our manufacturing facilities provides us with an advantage over many of our competitors. Many private label marketers and food brokers provide primarily co-packed entrees to their customers and do not own manufacturing facilities. Management believes that ownership of manufacturing facilities allows us to maintain high quality control while maintaining affordable product prices, and to respond quickly to the changing needs of our customers. Our component approach to meal assembly allows us to develop and introduce new products in as little as four to six months because we can combine meal components developed through our research to meet our customer's needs.

       The Company may have difficulty competing with large brand name manufacturers for retail shelf space. Retailers, particularly supermarkets, command high prices to display products on strategically located shelves. However, we have obtained and secured strategically located shelves at a lower cost by sub-branding our products under private labels belonging to retailers. In addition, by acquiring existing brands through the acquisition of businesses, the Company can leverage off of the acquired businesses' existing relationships with retailers to add new or redesigned products and avoid slotting fees that it might otherwise have to pay if it were to introduce the same products without such relationships.

       Management believes that the Company's capability to offer products that are fresh, nutritious, economical and aesthetically appealing to the consumer makes the Company a viable competitor in the HMR industry. Our products will be differentiated from those of our competitors on the basis of taste, appearance and quality at competitive price points.

PATENTS AND TRADEMARKS

       The Company owns registered trademarks and service marks under the names "Poppa Jimis(R)", "Poppa Jimis Deli & Design(R)", "Royal Selections & Design(R)", "Pasta Kitchen(R)", "Transcontinental Gourmet Foods Inc.(R)", "Jonathan T(R)", "Huxtable's Kitchen(R)" "The Utlimate Cookie(R)", and "International Selections"(TM). We will apply for United States and International patents, trademarks and copyrights in connection with certain products when deemed appropriate. In addition, we use several other trade names for our products and services, many of which we believe are common law trademarks. We will review additional trade names for which we will seek formal trademark registration at a later date. We also keep confidential various recipes, formulation specifications and production specifications. Management is not aware that the Company is infringing any patents or trademarks of third parties.

       All trademarks or service marks appearing herein that do not relate to our products are the property of their respective holders.

GOVERNMENTAL REGULATION

       The production, distribution and sale of our products are subject to various federal, state and local laws promulgated in the United States and Canada.

       The Food Safety and Inspection Service (FSIS) in the United States requires that all federally inspected meat and poultry plants producing in the US or importing into the US adopt Hazard Analysis and Critical Control Points (HACCP) systems to ensure that they have in place science-based process controls to prevent and reduce the significant food safety hazards that may arise in their particular processes and products.

       The HACCP approach is a system of process controls that is widely recognized by scientific authorities and international organizations and is used extensively in the food industry to produce products in compliance with health and safety requirements. Under HACCP, plants identify critical control points during their processes where hazards such as microbial contamination can occur, establish controls to prevent or reduce those hazards, and maintain records documenting that the controls are working as intended. Implementation of the HACCP certification is mandatory for all Federally registered establishments in Canada exporting to USA. The deadline for being HACCP certified is January 25, 2000.

       The Company's Prime Foods and Huxtable's Kitchens divisions are currently HACCP certified, while DC Foods is currently in the process of being certified.

       (a) United States: We are subject to regulation by federal, state and local governmental laws in the United States. These include: the Environmental Protection Act; the Occupational Safety and Health Act; the Federal Food, Drug and Cosmetic Act; United States Department of Agriculture and state and local building codes. Our operations are subject to a variety of other federal, state and local laws such as labor, insurance, transportation and wage regulations. Compliance with all such regulations may be time-consuming and expensive. To the best of management's knowledge, we comply with state and federal laws necessary to distribute food products in the United States.

       (b) Canada: We are subject to regulation by federal, provincial and local governmental laws in Canada. These include: Canada Agricultural Products Act, Consumer Packaging and Labelling Act, Fish Inspection Act, and the Food and Drug Act. In addition, the Company is subject to other federal, provincial and local labor, transport and environmental regulations.

       The Canadian Federal Government must approve all processed food and food processing facilities. All plants processing meat, poultry, fish and seafood are regulated and monitored by government inspectors. Plants producing meat and poultry items must be a federally registered establishment having there own inspection legend. Seafood inspection is covered under the Quality Management Program (QMP) which is an enhanced inspection program which requires registered fish processing plants to develop and implement an in-plant quality management program. The program provides added assurance that fish products produced in Canada comply with regulatory requirements. The program enables the fish processing industry to monitor its own compliance with regulations and to identify and quickly deal with processing problems or issues. Meat, poultry and seafood inspectors visit as often as daily to monitor systems, ingredients, processes and production. All inspections are the responsibility of the Canadian Food Inspection Agency ("CFIA"). All of the inspectors have the authority to close down a production facility if the plant does not meet established manufacturing requirements.

       Government regulation requires that correct ingredients and nutritional information be clearly stated on the package for retail fresh or frozen food. An accredited laboratory using calibrated analyzing equipment must also do nutritional analysis. CFIA may, at any time, independently monitor and test ingredients to ensure that all values listed on the packages are accurate and correct.

       We are also subject to laws and regulations which impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid wastes. We cannot predict with any certainty our future capital expenditure requirements for environmental compliance because of constantly changing standards and technology. In addition, we may incur liabilities in the future to regulatory agencies or private individuals for alleged environmental damage associated with waste disposal or waste material handling practices in the operation of our business. Management believes that its current environmental insurance coverage is adequate.

       We cannot predict the impact of possible changes that may be required in response to future legislation, rules or inquiries made from time to time by governmental agencies. Government regulations may, in certain circumstances, affect our ability, as well as others in the industry, to develop and market new products. However, we do not presently believe that existing applicable legislative and administrative rules and regulations will have a significant impact on operations.

EMPLOYEES AND LABOR CONTRACTS

       Following the acquisition of Huxtable's Kitchens, we had a total of approximately 420 employees, all of whom work full-time.

       Tasty Selections has a collective bargaining agreement with the Confectionery and Tobacco Workers' International Union, Local 264. We believe that our relationship with the union and our employees is good. Tasty Selections currently has 6 unionized employees.

ITEM 2.      MANAGEMENT'S DISCUSSION AND ANALYSIS

GENERAL

       For accounting purposes, the following information reflects the result of operations of the Company as the surviving corporation pursuant to the reverse acquisition described in Note 2 of the Company's audited consolidated financial statements (see page F-6).

       The Company has completed several acquisitions since inception. Accordingly, pro forma balance sheets as of December 31, 1998 and September 30, 1999 and pro forma statements of operations for the year ended December 31, 1998 and for the nine-month periods ended September 30, 1999 and 1998 have been prepared by management to reflect acquisitions that have occurred during fiscal 1998 and 1999. The pro forma financial statements should be read in conjunction with 'Results of Operations' and the audited consolidated financial statements of the Company and notes thereto included elsewhere in this Form 10-SB. The pro forma balance sheet assumes that all acquisitions and related transactions since January 1, 1999 occurred on the balance sheet date presented. The pro forma statement of operations assumes that such transactions occurred at the beginning of the various periods presented. Results of operations of acquired companies are included in the Company's audited financial statements from the date of acquisition. See Note 2 of the Company's audited consolidated financial statements (page F-6) for further information regarding accounting policies used to prepare financial information contained in this Form 10-SB.

RESULT OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1998

       REVENUE. Revenue for the nine months ended September 30, 1999 increased $19,510,600 or 900% to $21,680,100 from $2,169,500 during the same period in
1998. The growth in revenue can be attributed to the acquisitions made in late 1998 (Pasta Kitchens, Transcontinental, and Norbakco) and those completed in April and May 1999 (Tasty Selections and D.C. Foods). In addition, the Company's Seafood Selections division, established in late 1998, had its first sales in March of 1999.

       COST OF GOODS SOLD/GROSS MARGIN. Cost of goods sold for the nine months ended September 30, 1999 increased to $18,782,700 up $16,849,600 or 872% from $1,933,100 for the same period last year. As a percentage of revenue, cost of goods sold represented 86.6% of revenue for the nine months then ended compared to 89.1%, for the same period in 1998. The change in absolute dollars is attributed to previously mentioned acquisitions and establishment of the Seafood Selections division. The reduced cost as a percentage of revenue can be attributed to a more diverse group of products with better margins. Cost of goods sold includes the costs of direct labor, materials, shipping and change in inventories.

       The sales cycle for some of the Company's divisions' products reflect lower sales during the first three quarters of a year. Therefore, during this period margins are typically lower than the overall percentage for the year. In addition, a larger percentage of the Company's revenues during this period are related to the sales by D.C. Foods, which is characterized by larger sales volume at a lower margin than the remainder of the divisions. Further, during the third quarter the Company combined its Tasty Selections operations into the expanded Norbakco facilities and Transcontinental moved into the space vacated by Tasty Selections resulting in increased lease costs and repairs and maintenance costs as the Company refurbished and relocated some of its production equipment to improve production efficiencies. The Company expects to benefit from these expanded facilities and production efficiencies in the fourth quarter and future periods.

       SELLING EXPENSES. Selling expenses increased $1,195,100 to $1,327,400 (6.1% of revenue) for the nine months ended September 30, 1999 compared to $132,300 (6.1% of revenue) for the same period ended September 30, 1998. The increase in the year-to-date amount is primarily attributable to 1998 and 1999 acquisitions. In 1999, the Company's selling expenses increased beyond those of the combined costs of the existing and acquired manufacturing divisions as a result of the corporate involvement in the promotion of each division's products and the Company's Selections line, the introduction of its new products to the market, and the establishment of a western corporate sales office.

       RESEARCH AND DEVELOPMENT. Research and development expenses increased $268,600 to $371,200 (1.7% of revenue) for the nine months ended September 30, 1999 compared to $102,600 (4.7% of revenue) for the same period last year. The increase is primarily due to continued product development efforts in the 1999 period associated with new meal components and meal kits being developed in conjunction with new retail customers/products for launch in the fourth quarter, including the Company's new Salmon Wellington product.

       ADMINISTRATIVE EXPENSES. Administrative expenses increased $3,289,700 to $3,611,400 (16.7% of revenue) for the nine months ended September 30, 1999. The increase in absolute dollars is due to the acquisitions that were completed during 1998 and 1999. In addition, the Company has continued to incur increased costs at the corporate level associated with building management infrastructure and information systems, corporate governance and reporting obligations, seeking out strategic acquisitions and investor relations. During the third quarter the Company established a sales office in Calgary, and hired sales managers in Maryland and California, which contributed to the increased cost as a percent of revenue.

       AMORTIZATION OF GOODWILL AND OTHER INTANGIBLES. Amortization of intangibles increased to $327,500 (1.5% of revenues) for the nine months ended September 30, 1999 compared to $10,200 (0.5% of revenue) for the same period in 1998. The growth of $317,300 in the expense for intangibles amortization is a result of increased purchased goodwill and intangibles associated with acquired businesses and the amortization of expenditures on packaging and artwork in conjunction with the launch of products with new customers and the branding of existing products in accordance with the Company's strategy for better brand recognition through uniformity in the quality of product presentation.

       LOSS FROM OPERATIONS. The Company's loss from operations increased $2,409,600 to $2,740,100 (12.6% of revenues) for the nine months ended September 30, 1999 over the same period in 1998. The increase in the loss is primarily due to significant increases in product development efforts and new administrative costs incurred to assist the growth of the Company. In addition, certain of the Company's sales initiatives which were expected to result in sales in the second and third quarter of 1999 will not result in sales until at least fourth quarter of 1999. Transcontinental and Prime sales tend to be cyclical with relatively low sales during the first three quarters of a year and higher sales in the fourth quarter. The Seafood Division incurred losses during the second and third quarter as it continued its sales efforts aimed at producing sales in the in fourth quarter.

       FINANCING COSTS. Net interest expense increased $497,700 to $543,100 for the nine months ended September 30, 1999 compared to $45,400 for the same period last year end. The increase is due primarily to the acquisitions, and to interest charges with respect to long-term debt, including the Company's convertible debt and capital lease obligations associated with and new capital equipment acquired during 1998 and 1999.

       MINORITY INTEREST SHARE IN LOSSES. The amount of $789,000 represents the share in the loss by the minority interest shareholders in IMSI for the nine months ended September 30, 1999. The minority interest shareholders are comprised of holders of Class B, Class C, Class D and Class E series exchangeable shares of IMSI. On a weighted average basis, the minority interest shareholders have an interest of approximately 24% in the results of the operations of IMSI for the nine month period ended September 30, 1999.

PRO FORMA NINE MONTHS ENDED SEPTEMBER 30, 1999 (OR "PRO FORMA SEPTEMBER 1999") COMPARED TO PRO FORMA NINE MONTHS ENDED SEPTEMBER 30, 1998 (OR "PRO FORMA 1998")

       REVENUE. Revenue increased $9,230,000 or 28.5% to $41,560,000 in pro forma September 1999 up from $32,330,000 for pro forma September 1998. The growth in revenue can be attributed in part to the sales related to the Seafood Selections division which did not exist in the pro forma September 1998 period. Its sales began in March, 1999, with sales for the pro forma September 1999 period being $1,650,000. Revenue also includes a full nine month's sales of Norbakco compared to four months in 1998 as the division was established in June 1998. The resulting sales increase was approximately $1,500,000 over the same period in 1998. The balance of the increase is due to organic growth in sales of other divisions, primarily Transcontinental and Tasty selections, increases of approximately $1,000,000 each; and D.C. Foods with an increase of approximately $2,000,000.

       COST OF GOODS SOLD/GROSS REVENUE. Cost of goods sold increased to $35,082,000 in pro forma September 1999, up $8,728,000 or 33.1% from $26,354,000 for pro forma September 1998. As a percentage of revenue, cost of goods sold represented 84.4% of revenue for pro forma September 1999 compared to 81.5% for pro forma September 1998. The change in absolute dollars is attributed primarily to the increase in sales and certain higher manufacturing costs. The change in cost of goods sold as a percentage of revenue is in part related to the lower than expected sales during this period in the Company's Prime Foods division resulting in certain underabsorbed fixed manufacturing overheads; and increased costs of outside storage primarily in the Prime Foods, Seafood and Transcontinental divisions who held large inventories which are being significantly reduced in the fourth quarter.

       SELLING EXPENSES. Selling expenses increased $733,000 to $2,897,000 (7.0% of revenue) in pro forma September 1999 compared to $2,164,000 (6.7% of revenue) for the pro forma nine-month period ended September 1998. The increase is largely attributable to additional costs of IMSI in sales and marketing activities and selling expenses of the Company's Seafood division which did not exist in 1998

       RESEARCH AND DEVELOPMENT. Research and development expenses increased $243,000 to $684,000 (1.6% of revenue) in pro forma September 1999 compared to $441,000 (1.4% of revenue) for pro forma September 1998. The increase is primarily due to continued product development efforts of IMSI associated with new meal components and the development of the Company's Salmon Wellington line. Research in the Company's Huxtable's division is unchanged from the previous year.

       ADMINISTRATIVE EXPENSES. Administrative expenses increased $1,917,000 to $5,655,000 (13.6% of revenue) in pro forma September 1999 compared to $3,738,000 (11.5% of revenue) for pro forma September 1998. The increase is due primarily due to the increased costs associated with building management infrastructure and information systems, corporate governance and reporting obligations, seeking out strategic acquisitions, investor relations and obtaining new banking facilities. In addition, approximately $400,000 of the aggregate administrative expenses were incurred by the Seafood division which did not exist in 1998.

       AMORTIZATION OF INTANGIBLES. Amortization of intangibles for the pro forma period is not significantly different from the corresponding period in 1998 as the Company's amortization is calculated on a straight-line bases. The increase ($12,000) is due to the changes in the amortization of other intangibles.

       LOSS FROM OPERATIONS. The Company's loss from operations increased $2,403,000 to $3,304,000 (7.9% of revenue) in pro forma September 1998 compared to a loss of $901,000 (2.7% of revenue) for pro forma September 1998. The increase in the loss is primarily due to a significant increase in the product development cost, new administration costs incurred to assist in the growth of the Company, an increased loss for the period for Huxtable's, and losses in the Seafood division for the period. Huxtable's sales and those of the Seafood and Transcontinental divisions are skewed to the fourth quarter where much, or all, of these losses are mitigated.

       INTEREST REVENUE AND EXPENSE. Net interest expense increased $255,000 to $761,000 in pro forma September 1999 compared to $506,000 for the nine-month period ended pro forma September 1998. The increase is due primarily to interest charges with respect to long-term debt, and capital lease obligations associated with companies and new capital equipment acquired during 1998.

       NET LOSS. The Company's loss for pro forma September 1999, after taxes and minority interest increased to $3,398,000 from $1,604,000 (an increase of $1,794,000). The primary reason for increase is the inclusion of overheads resulting from IMSI, additional manufacturing overheads and finance charges and the loss associated with the Company's Seafood division.

PRO FORMA YEAR ENDED DECEMBER 31, 1998 (OR "PRO FORMA 1998") COMPARED TO YEAR ENDED DECEMBER 31, 1998 (OR "FISCAL 1998")

       REVENUE. Pro forma 1998 revenue increased $48,325,000, or 792.7% to $54,421,000 compared to $6,096,000 in fiscal 1998. The growth in revenue can be primarily attributed the effect of the Tasty Selections, D.C. Foods, and Huxtable's Kitchens acquisitions which had combined revenues of $41,408,000 in 1998. In addition, pro forma 1998 results include a full year's revenue associated with the Transcontinental, Norbakco and Pasta Kitchen subsidiaries.

       COST OF GOODS SOLD/GROSS REVENUE. Cost of goods sold increased to $45,129,000 for pro forma 1998, up $40,399,000 (or 854.1%) compared to the fiscal 1998 figure of $4,730,000. As a percentage of revenue, cost of goods sold represented 82.9% of revenue compared to 77.6% of revenue for fiscal 1998. The change in absolute dollars is attributed to the inclusion of the cost of goods sold for Tasty Selections, D.C. Foods, and Huxtable's Kitchens and a full years cost of goods sold for Transcontinental, Norbakco and Pasta Kitchen. The increase in cost of sales as a percentage of revenues is primarily a result of the acquisition of D.C. Foods whose margins are somewhat lower than other subsidiaries in the group because the products produced are high value and lower margin. In addition, Fiscal 1998 included only one month of the results of Transcontinental, whose gross margins are higher in December of each year due to the high demand and inherent gross margin for hors d'oeuvres and pastries during the holiday season.

       SELLING EXPENSES. Selling expenses increased $2,029,000 (332.6%) to $2,640,000 (4.8% of revenue) for pro forma 1998 compared to $611,000 (10.0% of revenue) in fiscal 1998. The pro forma 1998 increase is largely attributable to the selling expenses totaling $1,875,000 incurred by Transcontinental, Tasty Selections, and Huxtable's in 1998 which were not included in fiscal 1998 results.

       RESEARCH AND DEVELOPMENT. Research and development expenses increased by $450,000 compared to fiscal 1998 as result of R&D activities undertaken by Huxtable's during the year.

       ADMINISTRATIVE EXPENSES. Administrative expenses increased $4,918,000 (642.8%) from $763,000 (12.5% of revenue) in fiscal 1998 to $5,681,000 (10.4% of revenue) for pro forma 1998. The increase in absolute dollars is attributed to the inclusion of the administrative expenses for Tasty Selections, D.C. Foods, and Huxtable's and a full year's administrative expenses for Transcontinental, Norbakco and Pasta Kitchen. The decrease in such costs as a percentage of revenues is due primarily to the acquisition of D.C. Foods, whose administrative expenses represent only 3.2% of revenues due to the significant volume of product turnover in the D.C. Foods operation. The Company expects that administrative expenses will decline as a percentage of revenue as recent acquisitions are integrated, synergies are realized and revenue growth expectations are fulfilled.

       AMORTIZATION OF INTANGIBLES. Amortization of intangibles increased to $766,000 (1.4% of revenue) for pro forma 1998 compared to $67,000 (1.1% of revenue) in fiscal 1998. The increase of $699,000 in intangibles amortization charges is a result of a full year's amortization on intangibles associated with all acquisitions completed to-date. Fiscal 1998 included only one month's intangibles goodwill amortization on the Transcontinental and Norbakco acquisitions and three months' goodwill amortization with respect to Pasta Kitchen. Intangibles that arose on the Tasty Selections and D.C. Foods acquisitions are amortized over 40 years. The intangible assets associated with Prime Foods, Pasta Kitchen, Transcontinental, Norbakco, and Huxtable's are amortized over a 20-year period.

       LOSS FROM OPERATIONS. The Company incurred a loss from operations of $502,000 (8.3% of revenue) in fiscal 1998 compared to income from operations of $221,000 (0.4% of revenue) for pro forma 1998. The acquisitions of D.C. Foods and Tasty Selections contributed over $1,446,000 in operating income to pro forma 1998 results. However, the operating income contributed by D.C. Foods and Tasty Selections was offset by increases in goodwill amortization and losses from Huxtable's. The Company expects that profitability will improve as recent acquisitions are integrated and economies of scale take effect.

       INTEREST REVENUE AND EXPENSE. Net interest expense increased by $852,000 (1167.1%) to $925,000 (2.1% of revenue) for pro forma 1998 compared to $73,000
(1.2% of revenue) in fiscal 1998. The change is attributable to a full year's interest expense in connection with D.C. Foods, Tasty Selections, Huxtable's and Transcontinental, which totaled approximately $571,000. In addition, the Company issued $4,000,000 in convertible debentures which bear interest at 7% and accordingly, $280,000 in interest expense was charged to pro forma 1998 results.

       NET LOSS. The Company's loss for pro forma 1998, after taxes and minority interest increased to $1,353,000 from $549,000 (an increase of $804,000). The primary reason for increase is the inclusion of the loss for Huxtable's ($864,000). The losses in Huxtable's occurring in 1998 occurred as the then new management team continued to reorganize operations and rationalize it product grouping. The company's performance continued to improve operations in the following year.

LIQUIDITY AND CAPITAL RESOURCES

       The Company's cash and cash equivalents increased from $1,865,000 at December 31,1998 to $4,262,000 at September 30, 1999. Of these funds $4,200,000 represent funds required to be maintained by the Company as part of its banking facilities agreement. Bank credit facilities utilized at September 30, 1999 totaled approximately $7,800,000 under the operating facility and $1,155,000 under the revolving term facility. Total credit facilities available at September 30, 1999 were $10,000,000 under the operating facility and $3,500,000 under the revolving term facility. The Company increased its operating facility by $6,770,000 from December 31, 1998 to September

30, 1999. During the nine month period ended September 30, 1999, the Company received approximately $10,500,000 from the issuance of common stock, convertible debt and other securities of IMSI. The funds were used primarily to complete the acquisitions of D.C. Foods and Tasty Selections during the year, and to fund investments in working capital and capital equipment.

       In October 1999, the Company completed a CDN$7,000,000 (US$4,700,000) private placement of special warrants in the Company's IMSI subsidiary to be used to settle certain payment obligations on previous acquisitions and to fund future acquisitions of the Company.

       Historically, our business cycle involves a significant investment in working capital during the first nine months of 1999 in anticipation of its late third quarter and fourth quarter sales. The Company has also made investments in new capital equipment and leasehold improvements during 1999. The leasehold improvements are financed out of cash flows. During the first three quarters the Company continued to build or maintain high levels of inventories in its Transcontinental Gourmet Food, Prime Foods and Seafood Selections divisions. For each of these divisions, inventories usually begin to decline in October as retailers begin to purchase product for the fall/winter seasons and hors d'oeuvres for the holiday season. This year's build up of the Company's inventory of hors d'oeuvres is greater than historically in anticipation of the expected increased demand for millennium celebrations. In addition, the Company has continued to incur increased product development costs and costs associated with building management infrastructure and information systems, corporate governance and reporting obligations, seeking out strategic acquisitions, investor relations and obtaining new sources of financing.

       Cash flows from operations were approximately $8,257,000 for the nine-month period ended September 30, 1999. Cash flows from operations for the same period last year were approximately $536,000. The operations of Tasty Selections and D.C. Foods had positive cash flows from operations during this period which funded the operations costs in IMSI.

       On July 22, 1999, IMSI finalized arrangements with respect to the provision of credit facilities by The Bank of Nova Scotia. The financing consists of the following facilities:

(1) an operating line in the maximum authorized amount of $10,000,000. The operating line may be utilized by way of direct advances or bankers' acceptances and bears interest on direct advances ranging from The Bank of Nova Scotia's Prime to Prime plus 1/2%. The operating line is repayable on demand. As security for the operating line, IMSI provided to The Bank of Nova Scotia cash collateral of $4,000,000 as well as the general security referred to below; and

(2) a revolving term facility to purchase equipment in the maximum authorized amount of $3,500,000. The term facility may be utilized by way of term promissory notes with a maximum term of 5 years or equipment leases, each bearing interest at The Bank of Nova Scotia's Prime plus 1 1/4%. As security for the term facility, IMSI is to provide appropriate lease and/or conditional sales contracts and maintain certain insurance coverage on the assets financed. In addition, the general security referred to below is security for the term facility.

       As general security for the credit facilities, IMSI provided a general assignment of all of the assets of IMSI, a general assignment of book debts and life insurance on the life of Michael Steele. Each of Prime, Transcontinental, Tasty Selections, 1005549 Ontario Limited and D.C. Foods provided unlimited guarantees of the indebtedness of IMSI to The Bank of Nova Scotia supported by general assignments of all of the assets of such subsidiaries. In addition, the Company provided to The Bank of Nova Scotia a postponement and assignment of any amounts owing to it from time to time by IMSI.

       As of September 30, 1999, the Company and its subsidiaries have utilized an aggregate of $7,800,000 of authorized lines of credit totaling $10,000,000. The lines of credit bear interest ranging from Prime to Prime plus 1/2%.

       Business Development Bank of Canada - Mortgage: In November 1997, we received a mortgage from the Business Development Bank of Canada ("BDC") in the amount of $550,000. The mortgage is repayable in monthly installments of $3,200 plus interest. Interest is calculated based on the BDC's floating base rate plus 1%. The mortgage matures on June 23, 2012. The loan is secured by a first charge on the land and building of Prime Foods and a second charge on inventory and accounts receivable of Prime Foods, a $100,000 guarantee by an officer of the Company, a guarantee by the Company for the full amount of the loan and an assignment of shareholders' loans owed by Prime Foods to IMSI. This mortgage was outstanding as follows:

Date                                                                      Amount Outstanding
----                                                                      ------------------

September 30, 1999                                                        $518,400

       Business Development Bank of Canada - Equipment Loan: In December 1997, we received a loan of $660,000 extended by the BDC. In December of 1998 we received an additional $400,000 from the BDC. The loan is repayable in two principal installments at December and January of each year for a 5-year term. Interest is payable monthly at 1.25% above the BDC's daily floating base rate. The loan is secured by a first charge on all personal property of Transcontinental. This loan was outstanding as follows:

Date                                                                      Amount Outstanding
----                                                                      ------------------

September 30, 1999                                                        $736,000

       Royal Bank of Canada - Mortgage: In September 1996, Ontario Limited received a mortgage from Royal Bank of Canada ("RBC") with a note for $700,000. The note is repayable in monthly installments of $6,500 and matures at October 2010. Interest is payable monthly at 7.52%. The loan is secured by the general security granted to the Royal Bank of Canada as referred to below. The mortgage was outstanding as follows:

Date                                                                      Amount Outstanding
----                                                                      ------------------

September 30, 1999                                                        $612,243

       Royal Bank of Canada - Loan: In September 1996, D.C. Foods Processing Inc. received a loan of $200,000 extended by the RBC. The loan is repayable in monthly installments of $4,010 and is due in October 2001. Interest is payable monthly at RBC's Prime rate plus 1%. The loan is secured by the general security granted to the Royal Bank of Canada as referred to below. The loan was outstanding as follows:

Date                                                                      Amount Outstanding
----                                                                      ------------------

September 30, 1999                                                        $86,409

       As general security for the loans by Royal Bank of Canada to D.C. Foods Processing Inc., $200,000.00 of cash security was granted to Royal Bank of Canada, a mortgage of the real property municipally known as 35 Northland Road, Waterloo in the principal amount of $900,000.00 and a mortgage of the real property municipally known as 35 Northland Road, Waterloo, in the principal amount of $150,000.00 was granted by 1005549 Ontario Limited to Royal Bank of Canada, a guarantee and postponement of claim in the principal amount of $500,000.00 was granted by D.C. Foods Processing Inc. to Royal Bank of Canada and a guarantee and postponement of claim in the principal amount of $500,000.00 was granted by IMSI to Royal Bank of Canada.

       Roynat Inc. - Loan: In August 1996, Tasty Selections received a loan of $280,000 from Roynat Inc. ("Roynat"). The loan is repayable in monthly installments of $5,000 for a 5- year term. Interest is payable monthly at Roynat's floating base rate plus 3.5%. The loan is secured by (i) a first charge on all fixed assets of Tasty Selections; (ii) a first floating charge on all other assets of Tasty Selections; (iii) postponement for the period of financing of the landlord's interest in our assets; and (iv) a priorities agreement.

Date                                                                      Amount Outstanding
----                                                                      ------------------
September 30, 1999                                                        $135,000

       This loan was fully repaid in October, 1999.

       Roynat - Loan: In August 1996, Tasty Selections received a loan of $400,000 from Roynat. The principal amount of the loan is to repaid annually for a 5-year term, calculated at 20% of net after tax profit. Interest is payable monthly at the Roynat's floating base rate plus 3.5%. At our option, we may pay annually additional interest calculated at 10% of pre-tax profits with a minimum of $20,000 and a maximum of $50,000 due each year. The loan is secured by (i) a first charge on all fixed assets of Tasty Selections; (ii) a first floating charge on all other assets of Tasty Selections; (iii) postponement for the period of financing of the landlord's interest in our assets; and (iv) a priorities agreement.

Date                                                                      Amount Outstanding
----                                                                      ------------------

September 30, 1999                                                        $356,299

       This loan was fully repaid in October, 1999.

       Toronto Dominion Bank - Loan: On August 1996, Tasty Selections received a loan of $250,000 from the Toronto Dominion Bank ("TDB"). The loan is repayable in monthly installments of $4,166 for a period of 60 months. Interest is payable at TDB's Prime rate plus 3%.

Date                                                                      Amount Outstanding
----                                                                      ------------------

September 30, 1999                                                        $111,483

       This loan was fully repaid in October, 1999

       Management believes that its existing cash flows from operation and credit facilities are sufficient to fund operations for the next 12 months. However, to finance future expansion, both capital expansion and the acquisition of companies, the Company will have to seek additional financing. This financing may take the form of either equity or debt. To this end, the Company's subsidiary, IMSI recently engaged Scotia Capital Markets Inc., a division of Scotiabank & Scotia McLeod Canada, to act as its financial advisor for capital raising projects to fund certain of the Company's acquisition strategy and infrastructure expansion and production integration plans. However, there can be no assurance that the Company or IMSI will be able to raise additional capital or whether such capital will be sufficient to meet its business plan or other ongoing needs.

YEAR 2000

       The "Year 2000" problem is the result of computer programs being written using two digits, rather than four, to define the applicable year. Computer programs and microprocessors that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, or not recognize the date at all. This could result in major system failures or miscalculations causing disruptions in operations, including among other things, a temporary inability to process transactions, send invoices, access internal financial information or engage in normal business activities. Year 2000 problems experienced by our suppliers, or us, could adversely impact our ability to meet the demands of, or service our customers, or otherwise carry on our business.

       To assist in the integration of recent acquisitions, and to mitigate the uncertainties associated with Year 2000 issues the Company decided to purchase a new financial accounting and management information system that will be integrated and implemented across all operating and management functions. The implementation of the new computer system has begun and the Company estimates that the cost of the new system, including the software, hardware and installation costs will total approximately $250,000. The Company's new computer system has been completely installed and tested to meet year 2000 requirements but we will continue to update and enhance this system . The Company will continue to monitor its Year 2000 compliance of all critical systems through the new year.

       In addition, the Company has communicated with parties with which it does significant business to assess their Year 2000 compliance and the extent to which the Company is exposed to any significant third party Year 2000 compliance issues. The costs associated with any further third party Year 2000 compliance issues are not expected to be significant. This process will not guarantee that systems of other parties upon which the Company's systems directly or indirectly rely will be Year 2000 compliant on a timely basis, or that a failure by another party to render their systems compliant with Year 2000 issues will not have a material adverse effect on the Company.

FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATION

       The Company believes that in the future its results of operations could be affected by factors such as market acceptance of new products, and the success of the Company's marketing and product development programs. Similarly, future earnings may be adversely effected by changes in the costs of product marketing, raw materials, distribution channels and labor. Additionally, where the Company continues to expand its business internationally, fluctuations in the foreign currency or general economic conditions in any of the countries in which the Company does business could adversely effect future results of operations.

       The Company's recent acquisitions and growth strategy to continue to acquire other food processing companies also may effect future results of operations. Our operating results could be adversely effected if we fail to successfully integrate or manage acquired companies or if we are not able to obtain the cost savings which we anticipate. Furthermore, the Company's results of operations could suffer if the acquired companies do not perform as we expect.

       Due to the factors noted above and elsewhere in the Management's Discussion and Analysis, the Company's future earnings and stock price may be subject to significant volatility. Past financial performance should not be considered as a reliable indicator of future performance and investors should not use historical results to anticipate trends in future periods.

CAUTIONARY STATEMENT INVOLVING FORWARD LOOKING STATEMENTS

       Some of the information contained herein may constitute forward-looking statements which are subject to various risks and uncertainties. Such statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue," "plan," or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial conditions or state other "forward-looking" information. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, including but not limited to: competitive factors and pricing pressures; relationships with manufacturers and distributors; legal and regulatory requirements; general economic conditions; and other risk factors. We do not promise to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements. In addition, when considering such forward-looking statements, the reader should keep in mind the factors described in other cautionary statements appearing elsewhere herein. Such statements describe circumstances which could cause actual results to differ materially from those contained in any forward looking statement.

       Statistical data or the disclosure of trends regarding the food processing industry may also be contained herein. This data may have been obtained from industry publications and reports which we believe to be reliable sources. We have not independently verified such data nor sought the consent of any organizations to refer to their reports herein.

ITEM 3. DESCRIPTION OF PROPERTY

       The Company's headquarters are located at 350 Creditstone Rd., Unit 202, Concord, Ontario. The Company believes that the approximately 4,000 square feet space is in good condition. The Company has entered into a three year lease which commenced on March 1, 1999 and which terminates on February 28, 2002, at a gross rental rate for the initial year of $4,100 per month with increases for subsequent years during the term based on the increased costs of utilities, maintenance and taxes.

       Prime Foods: Prime Foods' 15,000 square foot frozen food facility is situated on a 1 acre lot located at 620 Colby Drive, Waterloo, Ontario. Prime Foods owns the property. The building is a stand alone structure of brick and concrete with a large paved parking lot on one side of the building and a smaller paved parking lot in the front of the building. Management believes that the building is in good repair. In December of 1997, Prime Foods began to operate this frozen food facility to produce frozen entrees, bundled meals and stir fry kits for the HMR Market in the United States and Canada. The production facility is equipped with mixers, filling and wrapping units, cooking ovens, cutting units, conveyer system and a new individually quick frozen cryogenic freezing line. Management believes that the equipment is maintained in good working order. Prime Foods Processing Facility: On February 4, 1999, we announced the expansion of the Prime Foods processing facility, however, in view of the recent addition of D.C. Foods, we have temporarily suspended expansion of the Prime Foods facility so that management can evaluate how to make the best use of all our facilities.

       Pasta Kitchen: Pasta Kitchen's fresh commissary style kitchen is a 10,000 square foot facility located at 26 Milford Avenue, Toronto, Ontario. The monthly rental payment is $3,060. Management believes that the building is in good condition. This lease expires in May 2000.

       Transcontinental: In September 1999 Transcontinental expanded its operations into the facilities vacated by Tasty Selections. Transcontinental currently operates out of its 39,000 square foot facility located at 610 Oster Lane, Concord, Ontario. The monthly rental payment is $23,600. Management believes that the building is in good condition. The lease expires in December 2002.

       Tasty Selections/Norbakco: In September 1999, Tasty Selections moved its operations into the former Norbakco's 34,000 square foot facility located at 350 Creditstone, Unit D Concord, Ontario and acquired an additional 9,100 square feet for a total of 42,100 square feet. The monthly rental payment is $17,500. Management believes that the building is in good condition. The lease expires in February 2005.

       D.C. Foods: D.C. Foods' 25,500 square foot facility is located at 35 Northland Road, Waterloo, Ontario. The facility contains approximately 20,500 square feet of production space and 5,000 square feet of office space. The building is owned by 1005549 Ontario Limited. The building is equipped with three dock loading doors and two drive-in doors. Management believes that the building is in good condition.

       Huxtable's Kitchen: Huxtable's Kitchen's 54,000 square foot facility is located at 2100 E 49th Street, Vernon, California. The Facility contains approximately 50,000 square feet of production space and 4,000 square feet of office space. The monthly rental payment is US$30,100. Management believes that the building is in good condition. The lease expires on October 31, 2004.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

SECURITY OWNERSHIP OF THE COMPANY

       The following table sets forth the beneficial ownership of shares of voting stock of the Company, as of October 31, 1999, of (i) each person known by the Company to beneficially own 5% or more of such shares; (ii) each of the Company's directors and its executive officers named in the Summary Compensation Table included below; and (iii) all of the Company's executive officers and directors as a group. Except as otherwise indicated, all shares are beneficially owned, and the persons named as owners hold investment and voting power. The address of each of the persons in this table is as follows: 350 Creditstone Rd., Unit 202, Concord, Ontario.

Name of                                                  Amount and Nature
Beneficial Owner                                    of Shares Beneficially Owned                           Percentage Owned (1)
                                           Common Share                Class N             Total
Michael Steele (2)                                   250,000           1,513,712         1,763,712                8.6 %
G.E. Creber (3)                                      260,000                -              260,000                1.3 %
Len Shiffman (4)(5)                                   20,000             440,000           460,000                2.2 %
Larry Hoffman(5)                                     165,000             440,000           605,000                2.9 %
Victor Fradkin (5)                                   330,000             880,000         1,110,000                5.4 %
Reginald Peterson (6)(7)                           1,923,810           1,555,556         3,479,366               16.9 %
All Executive Officers and
Directors as a Group                                 695,000           2,393,712         3,088,712               15.0 %

(1) The percentage calculations are based on 20,582,571 shares which are outstanding which include Class N shares and shares of common stock of the Company on a fully diluted basis as of October 31, 1999. The issued and outstanding Class N shares are held by the shareholders of the Class X shares of IMSI which may be exchanged on the basis of one Class X shares plus one Class N share for one share of common stock of the Company. The calculation of the 20,582,571 shares is based upon the following assumptions:
              (i) the issuance of 2,200,000 Class N shares pursuant to the rights of the holders of Class B shares. 300,000 Class B shares of IMSI together with 2,200,000 Class N shares may be exchanged for 2,200,000 shares of common stock of the Company;
              (ii) the issuance of shares of common stock of the Company and Class N shares upon the exercise of options vesting within 60 days of the date of filing hereof; and
              (iii) the issuance of 1,555,556 Class N shares to be issued by the Company upon the issue by IMSI of 1,555,556 Class X shares in exchange for 1,555,556 special warrants issued by IMSI on October 22, 1999. See "Item 8: Description of Registrant's Securities."

(2) The number of shares beneficially owned by Michael Steele includes 250,000 shares of common stock of the Company which he has the option to purchase at an option price of US$0.70 per share. Such option vested on August 10, 1999.

(3) The number of shares beneficially owned by G.E. Creber includes 20,000 shares of common stock of the Company which he has the option to purchase at an option price of US$0.70 per share. Such option vested on August 10, 1999.

(4) The number of shares beneficially owned by Len Shiffman includes 20,000 shares of common stock of the Company which he has the option to purchase at an option price of US$1.50 per share. Such option vested on December 1, 1999.

(5) Len Shiffman, Larry Hoffman and Victor Fradkin own 60,000, 60,000 and 120,000 of the Class B shares of IMSI, respectively and are entitled to receive 440,000, 440,000 and 880,000 Class N shares of the Company, respectively.

(6) Reginald Peterson is the controlling shareholder of Southbridge, Inc. which owns 1,523,810 shares of common stock of the Company and has an option to purchase 400,000 shares of common stock of the Company at an option price ranging between US$2.25 to US$2.625 per share. Such option vested on April 16, 1999.

(7) The total amount beneficially owned by Reginald Peterson includes 1,555,556 Class N shares to be issued by the Company upon exchange of 1,555,556 special warrants issued by IMSI on October 22, 1999. See "Item 8: Description of Registrant's Securities."

SECURITY OWNERSHIP OF IMSI

            The following tables set forth the beneficial ownership of each class of equity securities of IMSI, as of October 31, 1999, by (i) each of the Company's directors and its executive officers named in the Summary Compensation Table below; and (ii) all of the Company's executive officers and directors as a group. Except as otherwise indicated, all shares are beneficially owned, and the persons named as owners hold investment and voting power. The address of each of the persons in these tables is as follows: 350 Creditstone Rd., Unit 202, Concord, Ontario.

CLASS X SHARES

Name of Beneficial Owner                               Amount and nature of shares
                                                            Beneficially owned                        Percentage Owned(1)
Michael Steele                                                  1,513,712                                   24.4%
All executive officers and                                      1,513,712                                   24.4%
directors as a group

---------------------------------------------------------------

(1) Based on an aggregate of 6,206,161 Class X shares outstanding as of October 31, 1999, including the assumed exchange by Southbridge Equities Inc. of 1,555,556 special warrants of IMSI for an equivalent number of Class X shares (with and a corresponding number of Class N shares of the Company).


CLASS B SHARES

Name of Beneficial Owner                                  Amount and nature of shares
                                                               Beneficially owned                        Percentage Owned(1)
Larry Hoffman                                                       60,000                                      20%
Len Shiffman                                                        60,000                                      20%
All executive officers and                                          120,000                                     40%
directors as a group

---------------------------------------------------------------

(1) Based on an aggregate of 300,000 Class B shares outstanding as of October 31, 1999.


CLASS C SHARES

Name of Beneficial Owner                                 Amount and nature of shares
                                                               Beneficially owned                       Percentage Owned (1)
Larry Hoffman                                                       20,000                                      20%
Len Shiffman                                                        20,000                                      20%
All executive officers and                                          40,000                                      40%
directors as a group

---------------------------------------------------------------

(1) Based on an aggregate of 100,000 Class C shares outstanding as of October 31, 1999.


CLASS D SHARES

Name of Beneficial Owner                                Amount and nature of shares
                                                             Beneficially owned                       Percentage Owned (1)
Larry Hoffman                                                     11,800                                      20%
Len Shiffman                                                      11,800                                      20%
All executive officers and                                        23,600                                      40%
directors as a group

---------------------------------------------------------------

(1) Based on an aggregate of 59,000 Class D shares outstanding as of October 31, 1999.

       For a description of these securities, see "Item 8. Description of Registrant's Securities - B. Securities of IMSI."

       To the best of management's knowledge, there are no arrangements which may result in a change of control of Company.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

       The Company's directors are elected at the annual meeting of stockholders and hold office until their successors are elected and qualified. The Company's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board. There are no family relationships between any of the officers or directors of the Company or its wholly owned subsidiaries.

       The directors and executive officers of the Company are as follows:

Name                          Age          Positions and Offices

Michael Steele                41           President and Chief Executive Officer, Director
G.E. Creber                   68           Secretary, Director
Len Shiffman                  41           Director
Larry Hoffman                 54           Treasurer, Vice President and Chief Financial

       Michael Steele has served as the Company's President and Director since July 16, 1998. He also served as the Company's Secretary from July 16, 1998 to December 2, 1998. He also holds director and executive officer positions with IMSI, Prime Foods, DC Foods, Tasty, International USA and Transcontinental. Prior to joining the Company, from 1993 to 1995, Mr. Steele served as an officer of Thermco Canada, an environmental technology company with offices in Canada, Europe and the United States which he founded. In late 1994, Thermco Canada was purchased by Halozone Technologies, a publicly traded environmental corporation. From 1995 to 1997, Mr. Steele served as Senior Vice President of Cott Corporation, a private food label. In late 1997, he left the Cott Corporation and founded IMSI.

       G.E. Creber has served as Director and Secretary of the Company since December 2, 1998. Mr. Creber also serves as a Director of IMSI and as a director and officer of other reporting companies. He is the President and Chief Executive Officer of International Pursuit Corporation, Director and Secretary of World Point Terminals Inc. and Director of CML Industries Ltd. Mr. Creber is also a partner at Fogler, Rubinoff, Barristers and Solicitors. He has held these positions since 1994.

       Len Shiffman has served as Director of the Company since December 1, 1998. He also serves as a Director of IMSI. Mr. Shiffman is currently President of Lauderdale Capital Inc., a private investment, capital venture company. From 1985 to 1996, Mr. Shiffman served as Vice President in the Real Estate Corporate Finance Department of Citibank Canada.

       Larry Hoffman is the Treasurer, Vice President and Chief Financial Officer of the Company. He has held these positions since December 1, 1998. He also holds executive officer positions with IMSI and Transcontinental. Prior to joining the Company, Mr. Hoffman served as Executive Vice President of Transcontinental from January 1997 to November 1998. From October 1995 to January 1997, he served as President of Prime Bakers, Inc., a producer of frozen bakery products. From October 1994 to January 1997, he served as President of Prime Pastries (1994) Inc., a producer of frozen non- baked products. Mr. Hoffman is a Chartered Accountant.

SIGNIFICANT EMPLOYEES OF THE COMPANY'S SUBSIDIARIES

       Victor Fradkin has served as a director of Transcontinental since the company's inception in 1983. After founding Transcontinental, he developed manufacturing practices to mass-produce Fillo Dough and Fillo Hors D'oeuvres which has allowed Transcontinental to grow into a major producer of these specialty products in Canada.

       James Guinchard has served as President of Prime Foods since its inception in May of 1990. Mr. Guinchard has experience in various facets of the food processing industry including production planning, product costing, inventory control and master scheduling. He is also proficient in gas package methodologies and vacuum machinery.

       Allan Greenspoon has served as President of Tasty Selections since 1996. He is also serving as President and Director of Ultimate since October 18, 1999. Prior to joining Tasty Selections, from 1987 to 1995, Mr. Greenspoon served as President of Circlet Foods, Inc. Mr. Greenspoon has 19 years of experience in the food processing industry.

       Donald Kilimnik has served as President of D.C. Foods since its inception in 1991. Prior to co-founding D.C. Foods, from 1987 to 1991, he served as General Manager for Stillmeadow Farm in Elora, Ontario. Mr. Kilimnik has over 15 years of experience in the food processing industry.

       Robert Curik has served as Vice President of D.C. Foods since its inception in 1991. Prior to co-founding D.C. Foods, from 1989 to 1991 he served as Operations Manager at Stillmeadow Farms in Elora, Ontario. Mr. Curik has nearly 20 years experience in the food processing industry.

       Michael Eskenazi has served as Founder and President of Ultimate Cookie Co Inc since 1991. Prior that he was President and Founder of F&N Cookie Ltd since 1985. Mr. Eskenazi has approximately 15 years bakery experience.

       Cliff Marquart has served as CEO of Huxtable's Foods, L.L.C. since 1996. He has extensive experience in grocery brand marketing and development, including Stokely, Bongrain's Fluere d'Lait Foods Company, and Morning Star Group.

ITEM 6. EXECUTIVE COMPENSATION

       The following tables set forth the compensation paid or accrued by the Company during the years ended December 31, 1998 and 1997 and the nine month period ended September 30, 1999 to the Company's officers and directors. Only one of the executive officers, Michael Steele, President of the Company, earned over $US 100,000 ($CD 145,000) during the year ended December 31, 1998. None of the other executive officers of the Company earned more than $US 100,000 ($CD 145,000) during the years ended December 31, 1998 and 1997.

                                         Summary Compensation Table
                                         --------------------------

                                Annual Compensation                             Long Term Compensation
                                -------------------                             ----------------------

                                                            Other        Restricted    Securities
                                                            Annual         Stock       Underlying     LTIP
Name and                         Salary        Bonus     Compensation      Awards       Options/     Payout
Principal                      ----------    ---------   ------------      ------                    ------
Position               Year       ($)          ($)           ($)            ($)         SARs (#)      ($)
----------             ----       ---          ---           ---            ---         --------      ---

Michael Steele,        1999       180,000       75,000        0              0                 0       0
President and          1998       150,000            0        0              0           625,000       0
Director               1997             0            0        0              0                 0       0

G.E. Creber,           1999             0            0        0              0                 0       0
Secretary and          1998             0            0        0              0           100,000       0
Director               1997             0            0        0              0                 0       0

Len Shifman,           1999             0            0        0              0                 0       0
Director               1998                          0      36,000           0           100,000       0
                       1997             0            0        0              0                 0       0

Larry Hoffman,
Treasurer, Vice        1999        82,500            0        0              0                 0       0
President & Chief      1998       100,000            0        0              0                 0       0
Executive Officer      1997       100,000            0        0              0                 0       0


                                     Option / SAR Grants in Last Fiscal Year

                                                    % of Total               Exercise
Name and               Number of Securities        Options/SARs               or Base
Principal              Underlying Options/          Employees                  Price
Position                     SARs (#)             in Fiscal Year            ($US/Share)           Expiration Date
--------                     --------             --------------            -----------           ---------------
Michael Steele,
President and
Director                     625,000                  75.8%               US$0.70 ($CD 1.02)        August 2008

G.E. Creber,
Secretary and
Director                     100,000                  12.1%               US$0.70 ($CD 1.02)        August 2008

Len Shiffman,
Director                     100,000                  12.1%               US$1.50 ($CD 2.19)        December 2008

          Aggregated Option / SAR Exercises in Last Fiscal Year and FY-End Option / SAR Values


                                                                                            Value of
                                                                                           Unexercised
                                                                Number of Securities      In-the-Money
                                                               Underlying Unexercised    Options /SAR's
Name and                  Shares                                 Options/ SAR's at        at FY-End ($)
Principal              Acquired on                            FY-End (#) Exercisable/     Exercisable/
Position                Exercise #      Value Realized ($)         Unexercisable          Unexercisable
--------                ----------      ------------------         -------------          -------------
Michael Steele,             0                   0                    0/625,000              0/762,562
President and
Director

G.E. Creber,                0                   0                    0/100,000              0/122,193
Secretary and
Director

Len Shifman                 0                   0                    0/100,000               0/4,594
Director


COMPENSATION OF DIRECTORS

       The Company currently does not pay any cash compensation to its non-employee directors. Directors who are also our employees also receive no additional compensation for their services as directors.

EMPLOYMENT AGREEMENT

       In August 1998, the Company entered into an employment agreement with Michael Steele. Under this agreement, the Company agreed to employ Mr. Steele as the Company's president and chief executive officer at an annual salary of US$160,000 as well as an annual bonus equal to five percent of our earnings before income taxes, depreciation and amortization. If Mr. Steele's employment with the Company is terminated for any reason other than cause, voluntary termination by Mr. Steele, the Company shall be obligated to pay Mr. Steele the total of two years' salary, the bonus that Mr. Steele would have received for the fiscal year that he is terminated, as reasonably determined by the Company had he continued with the Company and the present value of all other employee benefits Mr. Steele would have received for twenty-four months had his employment with the Company continued.

       In December 1998, IMSI entered into an employment agreement with Larry Hoffman. Under this agreement, the Company agreed to employ Mr. Hoffman the Company's vice-president and chief financial officer at an annual salary of $125,000. If Mr. Hoffman's employment with the Company is terminated for any reason other than cause, voluntary termination by Mr. Hoffman or the expiration of the five year term of the agreement, the Company shall be obligated to pay Mr. Hoffman the total of two years salary or salary for the unexpired term which ever is less based on the salary for the fiscal year in which he is terminated, and the all other employee benefits Mr. Hoffman would have received for such period.

STOCK OPTION PLAN

       On August 10, 1998, the Board of Directors of the Company approved a stock option plan (the "Option Plan") applicable to the Company's officers and directors and authorized the grant of options covering up to 2,500,000 shares of common stock. Pursuant to the Option Plan, options are granted with an exercise price equal to or greater than the then-current fair market value of the shares of common stock. Options may generally be exercised in equal proportions during the years following the first to fifth anniversary of the date of grant and expire on the tenth anniversary or upon termination of employment. As of at October, 1999, options covering 825,000 shares of common stock had been granted.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

       On October 22, 1999, Southbridge Equities Inc., a corporation organized under the laws of the Province of Ontario, Canada ("Southbridge Equities"), subscribed for 1,555,556 special warrants of IMSI, for an aggregate consideration of approximately US$4,700,000. Southbridge Equities is a subsidiary of Southbridge, Inc. Reginald Peterson, a director of IMSI, is the controlling shareholder of Southbridge, Inc. Prior to this transaction, Southbridge, Inc. beneficially owned 1,523,810 shares of common stock of the Company. Immediately following the transaction, Southbridge Inc. had an aggregate ownership of 16.9% of the Company based upon 20,582,571 shares outstanding. See "Item 8: Description of Registrant's Securities."

ITEM 8. DESCRIPTION OF REGISTRANT'S SECURITIES

SECURITIES OF THE COMPANY

       As of October 31, 1999, the Company's authorized capital stock consisted of 25,000,000 shares of common stock with a par value of US$0.001 per share and 10,000,000 shares of Class N stock with a par value of US$0.001 per share

       COMMON STOCK. As of October 31, 1999, there were 10,248,350 shares of common stock outstanding which were held by 96 holders of record. All shares of common stock issued and outstanding are validly issued, fully paid and non-assessable.

       Each share of common stock entitles the holder thereof to one non-cumulative vote, either in person or by proxy, at meetings of shareholders. Shareholders of our common stock do not have cumulative voting rights. Therefore, shareholders of more than 50% of the issued and outstanding shares of common stock and Class N shares can elect all of the directors of the Company.

       CLASS N SHARES. As of October 31, 1999 there were a total of 3,110,795 Class N shares issued and outstanding. The Class N shares are non-equity participating and are entitled to identical voting rights as shares of common stock. The Class N shares are issued to shareholders of IMSI who have shares of IMSI that are convertible into shares of common stock of the Company so that such shareholders of IMSI have voting rights at meetings of the shareholders of the Company. The holders of the Class N shares have no rights of participation on a liquidation or winding up of the Company.

       As of October 31, 1999 the Company had reserved 2,200,000 Class N shares for issuance upon determination of the exchange rights of the Class B shares, Class C shares, and Class D shares issued by IMSI. The Company will be required to reserve an additional 530,000 Class N shares in connection with such conversion based upon management's estimates that approximately 2,730,000 shares of common stock of the Company will be issued to the former shareholders of Transcontinental in exchange for all of the Class B shares, Class C shares and Class D shares. The holders of the Class B shares, the Class C shares and the Class D shares are entitled to receive a number of Class N shares based upon the number of shares of common stock of the Company for which each of the Class B shares, the Class C shares and the Class D shares may be exchanged as determined in accordance with the share attributes of each such class. The holders of Class E shares of IMSI have the same right to receive a number of Class N shares based upon the number of shares of common stock of the Company for which each series of the Class E shares may be exchanged as determined in accordance with the share attributes of each such series. See "-Securities of IMSI." There is no publicly traded market for the Class N shares.

       OPTIONS

       OPTIONS GRANTED IN CONNECTION WITH ACQUISITION OF D.C. FOODS AND TASTY
SELECTIONS: In connection with the acquisitions of D.C. Foods and Tasty Selections, the Company committed to issue options pursuant to employment agreements with certain selling shareholders of the companies acquired. In each case, the exercise price of the options granted shall be the market price as determined by reference to the principal exchange upon which shares of common stock of the Company are listed on the date that the audited consolidated financial statements of the Company are approved by the Board of Directors following the period with respect to which the options relate. Each employee is granted a base number (the "Base Number") of options for each fiscal period under the term of the respective employment agreement. The terms of the employment agreements range from four to five years. While the individual is employed with the Company, the number of options granted following each fiscal period for each employee is determined as follows:

       (a) if less than 85% of the performance target for the employee is achieved, then no options are granted to the employee.

       (b) if between 85% and 100% of the performance target for the employee is achieved, then the Base Number of options will be granted to the employee for the relevant fiscal period.

       (c) if greater than 100% of the performance target for the employee is achieved, then the Base Number of options granted shall be increased on a proportionate basis and such number granted to the employee for the relevant fiscal period.

       Assuming all of the employees achieve between 85% and 100% of their respective performance targets for the fiscal period ending December 31, 1999, the Company will be required to grant a total of 100,000 options at a Board of Directors meeting in which the audited consolidated financial statements of the Company for the year ending December 31, 1999 are approved.

       The options shall vest in accordance with the terms of the individual employment agreements. Generally, 20% of the options granted will vest on the grant date, with the remaining options vesting equally at each anniversary of the grant date.

       Options to Brokton International, Ltd., Dover IX Investment Limited, IPO International Ltd. and Tinamilu Holdings Inc.: In consideration of the assistance provided in completing the financing undertaken by the Company in July 1998, the Company granted 250,000 options to each of Brokton International, Ltd., Dover IX Investment Limited, IPO International Ltd. and Tinamilu Holdings Inc. The options were in each case available for exercise during the period from and including February 1, 1999 to and including July 31, 1999 at an option price of $US 1.00 ($CD 1.46) per optioned share. In May 1999, the Company granted to each of the optionees an extension for the exercise of the said options whereby in each case, 100,000 of the optioned shares shall be available for exercise to and including December 31, 1999 and the remaining 150,000 optioned shares shall be available for exercise to and including June 30, 2000. As of October 31, 1999, 172,302 options have been exercised.

       Options to Robert Caldwell Capital Corporation: In consideration of financings completed by the Company and IMSI in April and May, 1999, pursuant to an agency agreement dated April 10, 1999 between IMSI and Robert Caldwell Capital Corporation ("Caldwell"), IMSI paid to Caldwell a commission of $380,000 and, in addition, granted to Caldwell options to purchase up to 144,762 shares of common stock of the Company at an option price of $US 1.75 ($CD $2.55) per optioned share with the options being available for exercise to and including April 17, 2000.

       Options to Baybak and Company, Inc.: In consideration of services provided to the Company by Michael Baybak and Company, Inc. ("Baybak"), the Company granted to Baybak options to purchase 125,000 shares of common stock of the Company during the period to and including December 31, 2001. The option price for 50,000 of the optioned shares is $US 0.90 ($CD 1.31) per common share and the option price for the remaining 75,000 optioned shares is $US 1.50 ($CD 2.19) per optioned share.

       Options to Barbara Druxerman: The Company has granted to Barbara Druxerman, the Vice President of Development of Transcontinental, options to purchase 3,000 shares of common stock of the Company which shall have an exercise price of $US 2.00 ($CD 2.91) per common share and such options shall vest as to 20% on the ninety-first day following the date of her commencement of employment with Transcontinental and 20% each on the first, second, third and fourth anniversaries of the date of Ms. Druxerman's commencement of employment.

       Warrants to Southbridge Inc.: On April 16, 1999 Southbridge Inc. subscribed for 1,523,810 shares of common stock of the Company at a subscription price of $2.625 per common share. As part of the subscription the Company granted to Southbridge 400,000 warrants which entitle Southbridge to purchase up to 200,000 shares of common stock at the price of $2.25 per common share during the period to April 16, 2001 and 200,000 shares of common stock at the price of $2.625 per common share during the period to April 16, 2001.

       Options to the vendors of Transcontinental Gourmet Foods: The Company granted options to the vendors of Transcontinental Gourmet Foods ("Transcontinental") (pro rata to their common shareholdings in Transcontinental). The maximum number of common shares is to be determined as follows: the amount of the Adjusted EBITDA (as defined in the Share Purchase Agreement) in excess of $1,000,000 for the 12 months ending December 31, 1999 divided by the lesser of US$2.00 and the average closing share price for the ten trading days prior to December 31, 1999. The Vendors must elect to purchase such common shares during the one year period following determination of the number of common shares available under the option formula. Management currently estimates that the number of common shares available to be exercised by the shareholders will be approximately 120,000 shares.

       Options to Third Party Financial Advisors: On October 27, 1999, in consideration of financial advisory, consulting, marketing and public relations services provided to the Company, the Company granted 150,000 options. 50,000 of these options have a per share exercise price of US$2.25; 100,000 of these options have a per share exercise price that is determined by calculating the average of the trading price on the OTC Bulletin Board for 10 trading days trading price prior to the date of grant (US$3.01 per share). All options must be exercised within 12 months of the date of grant.

       Options to Cliff Marquart: On October 27, 1999, in consideration of Cliff Marquart serving as President of Huxtable's Kitchens Inc. the Company granted to him options for 50,000 shares of the common stock of the Company. The options have a per share exercise price of US$3.00 per share. The options vest as to 10,000 shares on each of November 12, 1999 and each of the four succeeding anniversaries of such date.

       Options to Caldwell: Pursuant to an agency agreement dated April 10, 1999 between IMSI and Robert Caldwell Capital Corporation ("Caldwell"), IMSI agreed to pay to Caldwell a commission with respect to a subsequent financing received by IMSI from parties introduced to IMSI by Caldwell. Caldwell introduced Southbridge to IMSI and a commission is payable with respect to the financing completed on October 22, 1999, which may include the grant of options.. The form and amount of such commission is under discussion by the parties.

SECURITIES OF IMSI

       The following securities of IMSI are issued and outstanding. There is no public trading market for any of the following securities.

       CLASS X STOCK. IMSI has issued and outstanding 3,110,795 Class X shares which are exchangeable on the basis of one Class X share and one class N share of the Company for one share of common stock of the Company. Class X shares are non-participating and non-voting.

       CLASS B SHARES. IMSI has issued 300,000 Class B shares. Class B shares are non-participating and non-voting except in respect of any future modification or changes in the Class B share characteristics. The Class B shares are exchangeable into such number of shares of common stock of the Company as determined by calculating the earnings before income tax, depreciation and amortization ("EBITDA") of Transcontinental for the twelve month period ended February 28, 1999, and multiplying such amount by 5, less the adjusted book value; then by dividing that amount by the Canadian dollar equivalent of $US
1.40 ($CD 2.04) at February 28, 1999 and subtracting from that amount 53,000.

       The shareholders of the Class B shares are entitled to purchase for nominal consideration a number of Class N shares equal to the number of shares of common stock of the Company for which the Class B shares may be exchanged. In the event that the shareholders acquire the Class N shares, then upon a Class B share being exchanged for the number of shares of common stock of the Company for which the Class B share may be exchanged, a number of Class N shares equal to such number of shares of common stock of the Company shall be surrendered to the Company.

       CLASS C SHARES. IMSI has issued 100,000 Class C shares. Class C shares are non-participating and non-voting except in respect of any future modification or changes in the Class C share characteristics. The Class C shares are exchangeable into a number of shares of common stock of the Company, such number of shares to be determined by calculating the EBITDA of Transcontinental for the twelve month period ended February 28, 2000; then by dividing that amount by the Canadian dollar equivalent at February 28, 2000 of the lesser of $US 2.00 ($CD 2.92) or the current market price of one share of common stock of the Company determined at February 28, 2000.

       The shareholders of the Class C shares are entitled to purchase for nominal consideration a number of Class N shares equal to the number of shares of common stock of the Company for which the Class C shares may be exchanged. In the event that the shareholders acquire the Class N shares, then upon a Class C share being exchanged for the number of shares of common stock of the Company for which the Class C share may be exchanged, a number of Class N shares equal to such number of shares of common stock of the Company shall be surrendered to the Company.

       CLASS D SHARES. IMSI has issued 59,000 Class D shares. Class D shares are non-participating and non-voting except in respect of any future modification or changes in the Class D share characteristics. The Class D shares are exchangeable into a number of shares of common stock of the Company such number of shares to be determined by calculating the EBITDA of Transcontinental for the twelve month period ended February 28, 2001 minus the adjusted EBITDA of Transcontinental for the twelve month period ended February 28, 2000; then by dividing that amount by the Canadian dollar equivalent at February 28, 2001 of the lesser of $US 2.00 ($CD 2.92) or the current market price of one share of common stock of the Company determined at February 28, 2001.

       The shareholders of the Class D shares are entitled to purchase for nominal consideration a number of Class N shares equal to the number of shares of common stock of the Company for which the Class D shares may be exchanged. In the event that the shareholders acquire the Class N shares, then upon a Class D share being exchanged for the number of shares of common stock of the Company for which the Class D share may be exchanged, a number of Class N shares equal to such number of shares of common stock of the Company shall be surrendered to the Company.

       CLASS E SERIES 1 AND 2 SHARES. IMSI has issued 250,000 Class E Series 1 shares and 250,000 Class E Series 2 shares. Class E Series 1 and 2 shares, are non-participating and non-voting except in respect of any future modification or changes in the Class E Series 1 and 2 shares.

       The Class E Series 1 shares are exchangeable into a number of shares of common stock of the Company such number of shares to be determined as follows: the amount being 50% of the Adjusted EBITDA of D.C. Foods for the period from and including December 7, 1998 to and including December 31, 1999, or an earlier date at the election of the Series 1 shareholders in the event (a) of the death, permanent disability or termination of employment, without cause, of either Donald Kilimnik or Robert Curik, (b) Michael A. Steele is not the Chief Executive Officer of the Company, or (c) that a take-over bid for IMSC results in a single shareholder acquiring more than fifty percent of the issued and outstanding shares of IMSC, divided by the current market price of one share of common stock of the Company determined as at December 31, 1999, or such earlier date. Class E Series 1 shares, are non-participating and non-voting except in respect of any future modification or changes in the Class E Series 1 shares.

      The Class E Series 2 shares are exchangeable into a number of shares of common stock of the Company such number of shares to be determined by dividing 50% of the Adjusted EBITDA of D.C. Foods for the period from and including December 7, 1998 to and including December 31, 1999, or an earlier date at the election of the Series 2 shareholders in the event (a) of the death, permanent disability or termination of employment, without cause, of either Donald Kilimnik or Robert Curik, (b) Michael A. Steele is not the Chief Executive Officer of the Company, or (c) that a take-over bid for IMSC results in a single shareholder acquiring more than fifty percent of the issued and outstanding shares of IMSC, divided by the current market price of one share of common stock of the Company determined as at December 31, 1999, or such earlier date. Class E Series 2 shares, are non-participating and non-voting except in respect of any future modification or changes in the Class E Series 2 shares.

       The shareholders of the Class Series 1 shares are entitled to purchase for nominal consideration a number of Class N shares equal to the number of shares of common stock of the Company for which the Class E Series 1 shares may be exchanged. In the event that the shareholders acquire the Class N shares, then upon a Class E Series 1 share being exchanged for the number of shares of common stock of the Company for which the Class E Series 1 share may be exchanged, a number of Class N shares equal to such number of shares of common stock of the Company shall be surrendered to the Company.

       The shareholders of the Class Series 2 shares are entitled to purchase for nominal consideration a number of Class N shares equal to the number of shares of common stock of the Company for which the Class E Series 2 shares may be exchanged. In the event that the shareholders acquire the Class N shares, then upon a Class E Series 2 share being exchanged for the number of shares of common stock of the Company for which the Class E Series 2 share may be exchanged, a number of Class N shares equal to such number of shares of common stock of the Company shall be surrendered to the Company.

       CLASS E SERIES 3 AND 4 SHARES. IMSI has issued 250,000 shares of Class E Series 3 shares and 250,000 shares of Class E Series 4 shares. Class E Series 3 and 4 shares are non-participating and non-voting except in respect of any future modification or changes in the Class E Series 3 and 4 share characteristics.

       Class E Series 3 shares are exchangeable into a number of shares of common stock of the Company such number of shares to be determined as follows: the amount being 50% of [four times the Adjusted EBITDA D.C. Foods for the period ending March 31, 2002 or December 31, 2002 (such period to be selected by the Series 3 shareholders in their absolute discretion) or an earlier date at the election of the Series 3 shareholders in the event (a) of the death, permanent disability or termination of employment, without cause, of either Donald Kilimnik or Robert Curik, (b) Michael A. Steele is not the Chief Executive Officer of the Company, or (c) that a take-over bid for IMSC results in a single shareholder acquiring more than fifty percent of the issued and outstanding shares of IMSC, minus (A) $6,000,000 and (B) an amount equal to the greater of (i) the Adjusted EBITDA of D.C. Foods for the period from and including December 7, 1998 to and including December 31, 1999, and (ii) zero], divided by the current market price of one share of common stock of the Company determined as at March 31, 2002 or December 31, 2002, or such earlier date.

       Class E Series 4 shares are exchangeable into a number of shares of common stock of the Company such number of shares to be determined as follows: the amount being 50% of [four times the Adjusted EBITDA of D.C. Foods for the period ending March 31, 2002 or December 31, 2002 (such period to be selected by the Series 4 shareholders in their absolute discretion) or an earlier date at the election of the Series 4 shareholders in the event (a) of the death, permanent disability or termination of employment, without cause, of either Donald Kilimnik or Robert Curik, (b) Michael A. Steele is not the Chief Executive Officer of the Company, or (c) that a take-over bid for IMSC results in a single shareholder acquiring more than fifty percent of the issued and outstanding shares of IMSC, minus (A) $6,000,000 and (B) an amount equal to the greater of (i) the Adjusted EBITDA of D.C. Foods for the period from and including December 7, 1998 to and including December 31, 1999, and (ii) zero], divided by the current market price of one share of common stock of the Company determined as at March 31, 2002 or December 31, 2002, or such earlier date.

       The shareholders of the Class Series 3 shares are entitled to purchase for nominal consideration a number of Class N shares equal to the number of shares of common stock of the Company for which the Class E Series 3 shares may be exchanged. In the event that the shareholders acquire the Class N shares, then upon a Class E Series 3 share being exchanged for the number of shares of common stock of the Company for which the Class E Series 3 share may be exchanged, a number of Class N shares equal to such number of shares of common stock of the Company shall be surrendered to the Company.

       The shareholders of the Class Series 4 shares are entitled to purchase for nominal consideration a number of Class N shares equal to the number of shares of common stock of the Company for which the Class E Series 4 shares may be exchanged. In the event that the shareholders acquire the Class N shares, then upon a Class E Series 4 share being exchanged for the number of shares of common stock of the Company for which the Class E Series 4 share may be exchanged, a number of Class N shares equal to such number of shares of common stock of the Company shall be surrendered to the Company.

       CLASS E SERIES 5 AND 6 SHARES. IMSI has issued 250,000 shares of Class E Series 5 shares and 250,000 shares of Class E Series 6 shares. Class E Series 5 and 6 shares are non-participating and non-voting except in respect of any future modification or changes in the Class E Series 5 and 6 share characteristics.

       Class E Series 5 shares are exchangeable into a number of shares of common stock of the Company such number of shares to be determined as follows: the amount being four times the Adjusted EBITDA of Ultimate for the one (1) year period ending April 30, 2000, less the net book value of Ultimate at that date, divided by the current market price of one share of common stock of the Company determined as at April 30, 2000.

       Class E Series 6 shares are exchangeable into a number of shares of common stock of the Company such number of shares to be determined as follows: the amount being 25% of the aggregate of: (i) net sales in the calendar year 2002 of cookie dough or cookies by Ultimate and Tasty Selections; (ii) the amount of net sales in the year 2002 of any products under the trademarks of or licensed to Ultimate; and (iii) the amount of net sales in the year 2002 in the Province of Quebec of Tasty Selections products; and (iv) the amount of net sales in the year 2002 in the Province of Quebec that Michael Eskenazi or any employee under his direct control is involved in developing or promoting; minus the amount being four times Adjusted EBITDA of Ultimate for the one (1) year period ending April 30, 2000; divided by the current market price of one share of common stock of the Company determined as at December 31, 2002.

       The shareholders of the Class Series 5 shares are entitled to purchase for nominal consideration a number of Class N shares equal to the number of shares of common stock of the Company for which the Class E Series 5 shares may be exchanged. In the event that the shareholders acquire the Class N shares, then upon a Class E Series 5 share being exchanged for the number of shares of common stock of the Company for which the Class E Series 5 share may be exchanged, a number of Class N shares equal to such number of shares of common stock of the Company shall be surrendered to the Company.

       The shareholders of the Class Series 6 shares are entitled to purchase for nominal consideration a number of Class N shares equal to the number of shares of common stock of the Company for which the Class E Series 6 shares may be exchanged. In the event that the shareholders acquire the Class N shares, then upon a Class E Series 6 share being exchanged for the number of shares of common stock of the Company for which the Class E Series 6 share may be exchanged, a number of Class N shares equal to such number of shares of common stock of the Company shall be surrendered to the Company.

            OPTIONS. IMSI granted options to James Guinchard, the President and Director of Prime Foods, to purchase 40,000 Class X shares of IMSI, 16,000 of which have vested. The options for the remaining 24,000

Class X shares will vest at an option price of $US 0.625 ($CD 0.91), of which 8,000 of the optioned shares shall vest on November 3, 2000, a further 8,000 of the optioned shares shall vest on November 3, 2001, and the remaining 8,000 optioned shares shall vest on November 3, 2002.

       CONVERTIBLE LOAN: On May 10, 1999, IMSI and the Company entered into a loan agreement with First Ontario Fund ("First Ontario") and Bank of Montreal Capital Corporation ("BMOCC") with respect to a $4 Million financing. The funding was advanced as to $1.5 Million by BMOCC and as to $2.5 Million by First Ontario. The financing was secured by general security granted by each of IMSI and the Company, a guarantee and general security agreement from each of IMSI's subsidiaries, a mortgage of the premises owned by Prime at 620 Colby Drive, Waterloo, Ontario, and a share pledge agreement executed by the Company pursuant to which it pledged its common shares in the capital of IMSI to First Ontario and BMOCC.

The terms of the loan are as follows: (a) the interest rate for the period ending April 15, 2000 is 7% per annum and thereafter until maturity on April 15, 2003 is 13% per annum; (b) the outstanding debt is convertible, at the option of the holder, into Class X shares of IMSI at a price of $2.62 per share; (c) the holder has the right to acquire a number of Class N shares equal to the number of Class X shares received; (d) IMSI has the option to force conversion into Class X and N shares at any time after July 1, 1999 provided that (i) the Company's common stock trades on a major North American stock exchange approved by the lenders, (ii) the Company's common stock has a cumulative trading volume during a twenty day period of the greater of (1) 300,000 shares of common stock, or (2) five percent of the number of issued shares of common stock that are not subject to any escrow agreement or resale restrictions set out in the Ontario Securities Act, and (iii) the weighted average trading price during such twenty day period is not less than the United States Dollar equivalent of $CD 5.50.

Concurrently with the completion of such financing, the Company granted an aggregate of 156,250 warrants to First Ontario and 93,750 warrants to BMOCC to acquire shares of the common stock of the Company with each such warrant entitling the holder to purchase one common stock in the capital of the Company at the following prices: 93,750 warrants held by First Ontario and 56,250 warrants held by BMOCC are exercisable at a purchase price of $2.24 and 62,500 warrants held by First Ontario and 37,500 warrants held by BMOCC are exercisable at a purchase price of $2.62.

       SPECIAL WARRANTS. On October 22, 1999, Southbridge Equities Inc., a corporation organized under the laws of the Province of Ontario, Canada ("Southbridge Equities"), subscribed for 1,555,556 special warrants ("Special Warrants") of IMSI, for an aggregate consideration of approximately US$4.7 million. Each Special Warrant entitles Southbridge Equities, upon exercise thereof without any further consideration, to receive one Non-voting Class X share (an "Exchangeable Share") of IMSI. Such Special Warrants are immediately exercisable and any Special Warrant not exercised by October 22, 2000 (or earlier under certain circumstances) will be deemed to have been exercised as of such date. The Special Warrants are subject to customary anti-dilution adjustment provisions. In addition, each Special Warrant will be exercisable for
(i) 1.1 Exchangeable Shares in the event that IMSI does not receive a receipt for a (final) prospectus issued by the Ontario Securities Commission by August 5, 2000, and (ii) 1.2 Exchangeable Shares in the event that IMSI is not able to obtain additional financing of least US$7 million by March 30, 2000 or certain trading volume and price targets for the Company's common stock are not met. Also, in the event that IMSI is not able to obtain such additional financing by March 30, 2000, the Special Warrants will be deemed to be amended to change all references to Exchangeable Shares to refer to the common stock of the Company. These securities were sold in an offshore transaction in reliance on Regulation S under the Securities Act of 1933, as amended. In connection with such subscription, the Company and its subsidiary entered into additional agreements with Southbridge Equities which, among other thing, address registration rights. The proceeds will be used to fund previously announced acquisitions and expansion plans. Southbridge Equities is a subsidiary of Southbridge Inc. Reginald Peterson, a director of IMSI, is the controlling shareholder of Southbridge Inc. Prior to this transaction, Southbridge Inc. beneficially owned 1,523,810 shares of common stock of the Company.

       LIQUIDATION RIGHTS OF IMSI SECURITIES. None of the securities of IMSI have the right to participate in a liquidation or winding up of the Company. However, the Class X, Class B shares, the Class C shares, the Class D shares, and the Class E Series 1, 2, 3, 4, 5, and 6 shares are exchangable into shares into common shares of the Company. In the event that the liquidation event occurs prior to the determination of the number of common shares of the Company that Class B shares, Class C shares, Class D shares and Class E shares may be exchanged for, the share provisions provide for an exchange rate that is based on an estimate of the anticipated exchange rate. Class X share holders of IMSI are entitled to receive one share of the common stock of the Company for each Class X share held by such shareholder. Upon such conversion, the former holders of IMSI securites shall have the same right to participate in a liquidation or winding up of the Company as all the other holders of the Company's common stock.

REGISTRATION RIGHTS

       The Company entered into registration rights agreements with each of Southbridge Inc., Southbridge Equities Inc. and certain persons that acquired securities of the Company or IMSI in connection with the Company's acquisition of each of Huxtable's Foods L.L.C., The Ultimate Cookie Co. Inc., D.C. Foods and Transcontinental. Pursuant to these agreements, if the Company proposes to register shares of common stock under the Securities Act of 1933, as amended, these holders are entitled to notice of such registration and are entitled to include shares of their common stock of the Company in the registration, subject to conditions and limitations. Some of these shareholders may also require the Company to effect the registration of their securities under the Securities Act of 1933, as amended, in the first instance at the Company's expense, subject to conditions and limitations. The total number of shares covered by these registration rights agreements cannot be finally determined because such number is contingent on the future financial performance of certain subsidiaries of the Company and other contingencies not currently knowable by the Company.

RIGHT OF FIRST REFUSAL

       In connection with the acquisitions of each of Transcontinental, Tasty Selections, 1005549 and Ultimate, we have acquired a first right of refusal with respect to the sale of shares of IMSI and the Company by the parties receiving such shares as part of the payment of the purchase price.

                                    PART II


ITEM 1. MARKET PRICE OF COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

       Since July 20, 1998, the common stock of the Company has been traded under the symbol "MENU" on the system of the National Association of Securities Dealers, Inc. known as the OTC Bulletin Board (the "Bulletin Board"). Prior to the amalgamation of IMSI with and into the Company, our common stock was traded under the symbol "ANMH."

       To the best of our knowledge, there are presently five market-makers for our common stock. When stock is traded in the public market, characteristics of depth, liquidity and orderliness of the market being made in the stock depends on the existence of market-makers as well as the presence of willing buyers and sellers. There can be no assurance that these market-makers will continue to make a market for our common stock.

       The principal market for our common stock is the Bulletin Board. The range of high and low bids to purchase our common stock on the Bulletin Board for the last four quarters and the month ended October 31, 1999 are as follows:

Quarter                 Low Bid - US$          High Bid - US$
-------                 -------------          --------------

1998 (4th Quarter)      $7/8                   $1 5/8
1999 (1st Quarter)      $1 3/16                $2 21/64
1999 (2nd Quarter)      $1 51/64               $3 5/16
1999 (3rd Quarter)      $2 3/4                 $4
October 1999            $2 3/4                 $3 17/64

       The total number of issued and outstanding shares of common stock of the Company that can be traded on the Bulletin Board was 3,078,000 at October 31, 1999. There were approximately 96 holders of the Company's common stock.

       The Company has never paid cash dividends on its stock and does not intend to do so for the foreseeable future. We currently intend to retain our earnings for the operation and expansion of our business. Our continued need to retain earnings for operations and expansion is likely to limit our ability to pay dividends in the future.

ITEM 2. LEGAL PROCEEDINGS

       Each of the Company and its wholly owned subsidiaries experiences routine litigation in the normal conduct of its business. Neither the Company nor its subsidiaries believes that any such pending litigation, will have, individually or in the aggregate, a material adverse effect on their business or financial condition.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

       There have been no disagreements with our independent accountants over any item involving the Company's financial statements. Our independent accountants are Deloitte & Touche LLP, 55 King Street West, Suite 700, Kitchener, Ontario N2G 4W1.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

       On October 22, 1999, certain option holders exercised options covering 172,302 shares of common stock of the Company at a per share exercise price of US$1.00 (CDN$1.46), resulting in US$172,302 being put into treasury of the Company for general corporate purposes. These securities were issued in an offshore transaction in reliance on Regulation S under the Securities Act of 1933, as amended (the "Securities Act").

       In October, 1999, certain shareholders exchanged 544,385 Class N shares of the Company (and 544,385 Class X shares of IMSI) for the same number of share of common stock of the Company. Other than the surrender of such shares, there was no consideration accruing to the Company for this share exchange.

       On April 16, 1999 Southbridge Inc. subscribed for 1,523,810 shares of common stock of the Company at a subscription price of $2.625 per common share, pursuant to Regulation S of the Securities Act. As part of the subscription the Company granted to Southbridge 400,000 warrants which entitle Southbridge to purchase up to 200,000 shares of common stock at the price of $2.25 per share of common stock during the period to April 16, 2000 and 200,000 shares of common stock at the price of $2.625 per common share during the period to April 16, 2001.


       In November 1998, the Company offered 3,300,000 private placement units consisting of 3,300,000 shares of common stock and 1,650,000 redeemable stock purchase warrants, pursuant to Regulation S of the Securities Act. Each warrant entitles the registered holder to purchase one share of the Company's common stock at US$1.40 per share. We sold 1,997,300 units for US$0.90 each to ten investors for a total cash consideration of $US 1,666,124 net of commission and offering costs. The units were issued as follows:

Purchaser                                    Date of Purchase      Shares of Common Stock
---------                                    ----------------      ----------------------

Christopher Smith                                11/23/98                  157,000
Larry Hoffman                                    11/23/98                  110,000
Victor Fradkin                                   11/23/98                  220,000
Thinomen Gronberg and William Gronberg           11/23/98                  110,000
Dover IX Investments, Ltd.                       11/23/98                  575,300
Mario Girorgio in Trust                          11/23/98                  220,000
Canadian Food Fund Corp.                         11/23/98                  165,000
Bull International, Ltd.                         11/23/98                  110,000
Mark Johnson Holdings, Inc.                      11/23/98                  110,000
Britwirth Investments, Ltd.                      11/23/98                  220,000

ALL SHARE ISSUANCES DESCRIBED IN THE FOLLOWING PARAGRAPHS WERE ISSUED BY THE COMPANY, WHEN IT WAS KNOWN AS ANM HOLDING CORPORATION, PRIOR TO THE AMALGAMATION DESCRIBED IN "DESCRIPTION OF BUSINESS".

       In July 1998, we issued a total of 1,400,000 shares of common stock of the Company, pursuant to Rule 504 of Regulation D of the Securities Act. All 1,400,000 shares were sold to six investors for a total cash consideration of $US 925,000 ($CD1,347,725) net of commission and offering costs. The shares were issued as follows:

Purchaser                       Date of Purchase       Shares of Common Stock
---------                       ----------------       ----------------------

Tinamilu Holdings, Inc.              7/6/98                    233,333
Brockton International               7/6/98                    233,333
Wifsta Limited                       7/6/98                    233,333
Deevale Limited                      7/6/98                    233,333
Dover IX Investment Limited          7/6/98                    233,335
IPO International, Ltd.              7/6/98                    233,333

       In April 1998, we issued 400,000 shares of our common stock, pursuant to Rule 504 of Regulation D of the Securities Act. All 400,000 shares were sold to three investors for a total cash consideration of US$4,000 net of commission and offering costs. The shares were issued as follows:

Purchaser                                 Date of Purchase     Shares of Common Stock
---------                                 ----------------     ----------------------

Tiger-Eye Investments (Cayman) Ltd.            4/9/98                 150,000
Llewellyn Capital Trust Foundation             4/9/98                 150,000
Luserna Stiftung                               4/9/98                 100,000

       In November 1997, we issued a total of 28,000 shares of our common stock, pursuant to Rule 504 of Regulation D of the Securities Act. All 28,000 shares were sold to twenty-eight investors for a total cash consideration of US$1,400 net of commission and offering costs. The shares were issued as follows:

Purchaser                      Date of Purchase         Shares of Common Stock
---------                      ----------------         ----------------------

Earle Lewis                         11/1/97                     1,000
Pam Lewis                           11/1/97                     1,000
Melanie Lewis                       11/1/97                     1,000
Sherrye Sailes                      11/1/97                     1,000
Sheyne Almond                       11/1/97                     1,000
Sheyanne Almond                     11/1/97                     1,000
Rheece Metcalfe                     11/1/97                     1,000
Raelyn Metcalfe                     11/1/97                     1,000
Cathryn Newman                      11/1/97                     1,000
Gary Newman                         11/1/97                     1,000
Mitchell Newman                     11/1/97                     1,000
Nicholas Newman                     11/1/97                     1,000
Philip Fox                          11/1/97                     1,000
Carole Fox                          11/1/97                     1,000
David Shaw                          11/1/97                     1,000
Mary-Margaret Mackinnon             11/1/97                     1,000
Thomas Shaw                         11/1/97                     1,000
Sandy Michie                        11/1/97                     1,000
Pat Michie                          11/1/97                     1,000
Dene Knight                         11/1/97                     1,000
Lorraine Knight                     11/1/97                     1,000
Doug Knight                         11/1/97                     1,000
Kathy Knight                        11/1/97                     1,000
Darcy Knight                        11/1/97                     1,000
Tyler Knight                        11/1/97                     1,000
Bill Roberts                        11/1/97                     1,000
Doug Harrington                     11/1/97                     1,000
Ed Smith                            11/1/97                     1,000

       In October 1997, we issued a total of 1,250,000 shares of our common stock, pursuant to Rule 504 of Regulation D of the Securities Act. All 1,250,000 shares were sold to seven investors for a total cash consideration of US$12,500 net of commission and offering costs. The shares were issued as follows:

Purchaser                                        Date of Purchase     Shares of Common Stock
---------                                        ----------------     ----------------------

International Treasury &  Investments                     10/21/97               220,000
International Commerce Clearing Corporation               10/21/97               220,000
Norton International Holdings, Ltd.                       10/21/97               220,000
Tiger Eye Investments (Cayman), Ltd.                      10/21/97               220,000
Llewellyn Capital Trust Foundation                        10/21/97               220,000
Knight Family Trust                                       10/21/97                40,000
Michie Family Trust                                       10/21/97               110,000

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

       The Nevada General Corporation Law ("NGL"), permits a corporation to indemnify any person who is, was, or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she is or was an officer, director, employee, or agent of the corporation, against such person's costs and expenses incurred in connection with such action, suit or proceeding so long as he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of a criminal action, he or she had no reasonable cause to believe that his or her conduct was unlawful. Furthermore, the NGL requires the corporation to indemnify any such person who is successful on the merits or in the defense of such action, suit or proceeding against costs and expenses actually and reasonably incurred in connection with such action, suit or proceeding. The Company's By-laws provide for the indemnification of its officers and directors to the fullest extent permitted by the NGL. In addition, the Company's Articles of Incorporation provide that no director or officer of the Company shall be personally liable to the Company or its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer, except for acts or omissions that involve intentional misconduct, fraud, a knowing violation of law or the payment of an improper dividend.

       The NGL permits a corporation to maintain insurance on behalf of its directors, officers, employees, and agents for liability asserted against, and expenses incurred by, such persons, whether or not the corporation has the authority to indemnify him or her against such liability and expenses. However, because such liability insurance is only available at considerable cost and with low dollar limits of coverage and broad policy exclusions, we do not currently maintain a liability insurance policy for the benefit of our directors, although we are presently seeking to secure such insurance. Also, due to the lack of such directors liability insurance, we may be forced to bear a portion or all of the cost of the director's claims for indemnification under the above-described provisions, which could have a material adverse effect on our financial condition.

                                    PART F/S

ITEM 1. FINANCIAL STATEMENTS

       For information regarding this item, reference is made to the "Index of Financial Statements."

                                    PART III

ITEM 1. INDEX TO EXHIBITS

2.0* Share Purchase Agreement between 1218951 Ontario Limited and Prime Foods, dated October 9, 1998.

2.1* Share Purchase Agreement by and among Victor Fradkin, Rhys Quin, Lauderdale Capital Corp., Larry Hoffman, IMSI and the Company, dated November 30, 1998.

2.2* Share Purchase Agreement by and among Alrae Investments Inc., Katherine Kan, Roynat Inc., IMSI and the Company, dated April 15, 1999.

2.3* Exchange Agreement and Shareholder Loan Purchase Agreement between Sania Shechtman and IMSI, dated April 19, 1999.

2.4* Exchange Agreement and Shareholder Loan Purchase Agreement between 1276396 Ontario Ltd. and IMSI, dated April 28, 1999.

2.5* Share Purchase Agreement by and among Donald Kilimnik, Deborah Kilimnik, Robert Curik, Anjela Curik, IMSI and the Company dated May 10, 1999.

2.6* Exchange Agreement by and among Elililco Ltd., David Arosh, Margaret Arosh, IMSI and the Company, dated May 17, 1999.

2.7 Share Purchase Agreement by and among Michael Eskenazi, Gina Eskenazi, Felix and Norton International Inc. and IMSI and the Company, dated October 18, 1999.

2.8 Asset Purchase Agreement by and among International Menu Solutions USA, Inc., the Company and Huxtable's Foods, L.L.C., dated November 12, 1999.

3.0*   Articles of Incorporation of the Company.

3.1* Certificate of Amendment of Certificate of Incorporation of the Company, dated July 15, 1998.

3.2* Certificate of Amendment of Certificate of Incorporation of IMSI defining the rights of security holders, dated May 7, 1999.

3.3* Certificate of Amendment of Certificate of Incorporation of International Menu defining the rights of security holders, dated May 10, 1999.

3.4*   By-laws of the Company.

6.0    Indenture between 1249462 Ontario Limited and IMSI, dated March 1, 1999.

6.1 Standard Industrial Lease between Rreef West-VI, Inc. and Huxtable's Combustibles, Inc., dated August 16, 1994.

6.2 Lease Amending Agreement between 1117423 Ontario Limited and 1218951 Ontario Limited, dated October 8, 1998.

6.3 Lease by and among Raffaele Cerundolo and Tony Taurasi T&R Construction and Management Inc. and Transcontinental Gourmet Foods Inc., dated May 25, 1999.

6.4 Indenture by and among 1249462 Ontario Limited, Tasty Selections Inc. and IMSI, dated June 15, 1999.

6.5 Commitment Letter by and among The Bank of Nova Scotia, IMSI, Prime Foods Processing, Inc., 1188908 Ontario, Inc. and D.C. Foods Processing, Inc., dated April 16, 1999

10.0* Employment Agreement between the Company and Michael Steele, dated August 1, 1998.

10.1   Employment Agreement between Larry Hoffman and IMSI, dated December 1,
       1998.

10.2* Agency Agreement between Robert Caldwell Capital Corporation and IMSI, dated April 10, 1999.

21.0   Subsidiaries of the Company:

                                                                  Jurisdiction
                                                                  of
Name                                                              Incorporation
----                                                              -------------

Huxtable's Kitchens Inc..                                         Delaware
International Menu Solutions Inc.                                 Ontario
     Prime Foods Processing Inc.                                  Ontario
     Transcontinental Gourmet Foods Inc.                          Ontario
     Tasty Selections Inc.                                        Ontario
     1005549 Ontario Inc.                                         Ontario
     D.C. Foods Processing Inc.                                   Ontario
     The Ultimate Cookie Co., Inc.                                Canada

----------------
*      Previously filed with Amendment No. 1 to this Registration Statement.

INDEX TO FINANCIAL STATEMENTS

The following documents are filed as part of this Registration Statement.

INTERNATIONAL MENU SOLUTIONS CORPORATION
ANNUAL FINANCIAL STATEMENTS

Independent auditors' report.                                                                  F-1

Audited consolidated balance sheets as of December 31, 1998 and 1997                           F-2

Audited  consolidated  statements of operations  for the year ended December 31,
1998 and for the period from September 26, 1997 to December 31, 1997                           F-3

Audited consolidated statement of stockholders' equity for the period from                     F-4
September 26, 1997 to December 31, 1998

Audited  consolidated  statements of cash flows for the year ended  December 31,
1998 and for the period from September 26, 1997 to December 31, 1997                           F-5

Notes to consolidated financial statements                                               F-6 to F-20

UNAUDITED INTERIM FINANCIAL STATEMENTS

Unaudited consolidated balance sheets as of September 30, 1999 and 1998                         F-21

Unaudited consolidated statements of operations for the nine month period ended
September 30, 1999 and 1998                                                                     F-22

Unaudited consolidated statements of stockholders' equity for the nine month
period ended September 30, 1999                                                                 F-23

Unaudited consolidated statements of cash flow for the nine month periods ended
September 30, 1999 and 1998                                                                     F-24

Notes to unaudited consolidated financial statements                                     F-25 to F-29


TRANSCONTINENTAL GOURMET FOODS INC.

Auditors' report.                                                                               F-30

Audited balance sheets as at February 28, 1998 and 1997 and unaudited balance                   F-31
sheet as at November 30, 1998.

Audited statement of retained earnings for the years ended February 28, 1998 and
1997 and unaudited  statement of retained  earnings for the nine month period
ended November 30, 1999                                                                          F-32

Audited  statements of income for the years ended February 28, 1998 and 1997 and
unaudited statement of income for the nine months ended November 30, 1998.                       F-33

Audited  statements of cash flow for the years ended  February 28, 1998 and 1997 and unaudited  statement of cash flow for the nine months ended  November 30,
1998.                                                                                            F-34

Notes to financial statements.                                                           F-35 to F-43


1188980 ONTARIO LTD. (OPERATING AS TASTY BATTERS; THE PREDECESSOR COMPANY TO
TASTY SELECTIONS INC.)

Auditors' report.                                                                               F-44

Audited balance sheets as of June 30, 1997 and 1998 and unaudited balance sheet
as of March 31, 1999.                                                                           F-45

Audited  statement of income and retained  earnings for the years ended June 30,
1997 and 1998 and unaudited statement of income and retained earnings for the
nine months ended March 31, 1999.                                                               F-46

Audited statement of cash flow for the years ended June 30, 1997 and 1998 and
unaudited statement of cash flow for the nine months ended March 31, 1999.                      F-47

Notes to financial statements.                                                            F-48 to F-51

1005549 ONTARIO LIMITED (100% OWNER OF D.C. FOODS PROCESSING INC.)
ANNUAL FINANCIAL STATEMENTS

Report of Independent Auditors.                                                                 F-52

Audited consolidated balance sheets as of December 6, 1998 and December 7, 1997.                F-53

Audited consolidated statements of earnings for the years ended December 6, 1998                F-54
and December 7, 1997.

Audited  consolidated  statements of stockholders' equity for the years ended
December 6, 1998 and December 7, 1997.                                                          F-55

Audited consolidated statements of cash flows for the years ended December 6,
1998 and December 7, 1997.                                                                      F-56

Notes to consolidated financial statements.                                               F-57 to F-65


UNAUDITED INTERIM FINANCIAL STATEMENTS
Unaudited consolidated balance sheets as of March 7, 1999 and March 8, 1998                     F-66

Unaudited consolidated statements of operations for the three month periods
ended March 7, 1999 and March 8, 1998                                                           F-67

Unaudited consolidated statements of cash flow for the three month periods ended
March 7, 1999 and March 8, 1998                                                                 F-68

Notes to unaudited consolidated financial statements                                     F-69 to F-72


HUXTABLE'S FOODS L.L.C.
ANNUAL FINANCIAL STATEMENTS

Independent auditors' reports.                                                           F-73 and F-74

Audited balance sheet as of December 31, 1998                                                   F-75

Audited statements of operations for the year ended December 31, 1998 and 1997                  F-76

Audited statement of members' capital for years ended December 31, 1998 and 1997                F-77

Audited statements of cash flows for the years ended December 31, 1998 and 1997           F-78 to F-79

Notes to consolidated financial statements                                                F-80 to F-88

UNAUDITED INTERIM FINANCIAL STATEMENTS

Unaudited balance sheets as of September 30, 1999 and 1998                                      F-89

Unaudited statements of operations for the nine month period ended September 30,
1999 and 1998                                                                                   F-90

Unaudited statements of cash flow for the nine month periods ended September 30,
1999 and 1998                                                                                   F-91

Notes to unaudited financial statements                                                   F-92 to F-96

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF INTERNATIONAL MENU SOLUTIONS
CORPORATION

Unaudited pro forma consolidated balance sheet as of September 30, 1999                         F-97

Unaudited pro forma consolidated statement of operations for the nine months                    F-98
ended September 30, 1999

Unaudited pro forma consolidated statement of operations for the nine months
ended September 30, 1998                                                                        F-99

Unaudited pro forma consolidated statement of operations for the year ended
December 31, 1998                                                                               F-100

Footnotes to unaudited pro forma consolidated financial statements.                       F-101 to F-105

                                   SIGNATURES

       In accordance with Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:

                                   INTERNATIONAL MENU SOLUTIONS CORPORATION
                                   By:


                                       /s/ Michael Steele,
                                       ----------------------------------
                                       President

INDEPENDENT AUDITORS' REPORT


To the Stockholders of International Menu Solutions Corporation

We have audited the accompanying consolidated balance sheets of International Menu Solutions Corporation and subsidiaries as of December 31, 1998 and December 31, 1997 and the related consolidated statements of operations, stockholders' equity and cash flows .for the year ended December 31, 1998 and for the period from the date of incorporation, September 26, 1997 to December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of International Menu Solutions Corporation and subsidiaries as of December 31, 1998 and December 31, 1997 and the results of their operations and their cash flows the for year ended December 31, 1998 and for the period from the date of incorporation, September 26, 1997 to December 31, 1997 in conformity with accounting principles generally accepted accounting principles in the United States.


/s/ DELOITTE & TOUCHE LLP
-------------------------
DELOITTE & TOUCHE LLP


Chartered Accountants

Kitchener, Ontario
March 25, 1999, except as to
  Note 19m) which is as
  of October 20, 1999

INTERNATIONAL MENU SOLUTIONS CORPORATION
CONSOLIDATED BALANCE SHEETS
(CANADIAN DOLLARS)
==========================================================================================================
                                                                                    December 31,

                                                                              1998               1997
                                                                         -------------       -------------

ASSETS
CURRENT ASSETS
     Cash and cash equivalents                                           $  1,865,612        $    299,274
     Accounts receivable                                                    2,270,251             269,466
     Inventories                                                            1,299,890             236,434
     Prepaid expenses                                                         100,633              16,766
----------------------------------------------------------------------------------------------------------
                                                                            5,536,386             821,940
CAPITAL ASSETS, NET                                                         3,617,196             905,475
INTANGIBLE ASSETS, NET                                                      4,627,070             339,365
----------------------------------------------------------------------------------------------------------
                                                                         $ 13,780,652        $  2,066,780
==========================================================================================================

LIABILITIES
CURRENT LIABILITIES
     Bank indebtedness                                                   $  1,100,849        $     40,000
     Accounts payable                                                       2,072,485             512,386
     Accrued liabilities                                                      937,940              53,220
     Current portion of capital lease obligation                               94,486                   -
     Current portion of long-term debt                                        279,044              31,600
----------------------------------------------------------------------------------------------------------
                                                                            4,484,804             637,206
CAPITAL LEASE OBLIGATION                                                      297,387                   -
LONG-TERM DEBT                                                              1,250,303             518,400
DEFERRED INCOME TAXES                                                          93,000                   -
----------------------------------------------------------------------------------------------------------
                                                                            6,125,494           1,155,606
----------------------------------------------------------------------------------------------------------

MINORITY INTEREST                                                           3,374,000                   -
----------------------------------------------------------------------------------------------------------

COMMITMENTS

STOCKHOLDERS' EQUITY
     Class A preferred stock - no par value; unlimited shares
         authorized; 700,000 and Nil shares issued                                  -             280,320
     Class N voting, non-participating stock - US$0.001 par value;
          10,000,000 shares authorized; 3,190,462 and 4,000,000
         shares issued                                                          4,586               5,800
     Common stock - US$0.001 par value; 25,000,000 shares
         authorized; 5,884,838 and 1,678,000 shares issued                      8,164               1,854
     Additional paid-in capital                                             4,871,951             664,997
     Deficit                                                                 (603,543)            (41,797)
----------------------------------------------------------------------------------------------------------
                                                                            4,281,158             911,174
----------------------------------------------------------------------------------------------------------
                                                                         $ 13,780,652          $2,066,780
==========================================================================================================

                See notes to consolidated financial statements

INTERNATIONAL MENU SOLUTIONS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(CANADIAN DOLLARS)
============================================================================================

                                                                              Period from
                                                                             incorporation,
                                                  Year ended                September 26,
                                                 December 31,                   1997 to
                                                    1998                    December 31, 1997
                                                 --------------            ------------------

REVENUE                                          $ 6,096,048                   $   442,493
--------------------------------------------------------------------------------------------

COSTS AND EXPENSES
    Cost of goods sold                             4,729,806                       365,385
    Selling expenses                                 610,033                        12,516
    Research and development                         425,542                         5,663
    Administrative expenses                          832,562                        97,871
--------------------------------------------------------------------------------------------
                                                   6,597,943                       481,435
--------------------------------------------------------------------------------------------


LOSS FROM OPERATIONS                                (501,895)                      (38,942)
--------------------------------------------------------------------------------------------

OTHER INCOME (EXPENSE)
    Interest revenue                                  24,763                         1,268
    Interest expense                                 (98,066)                       (4,123)
--------------------------------------------------------------------------------------------
                                                     (73,303)                       (2,855)
--------------------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES
    AND NON-CONTROLLING INTEREST                    (575,198)                      (41,797)
MINORITY INTEREST                                     26,000                             -
--------------------------------------------------------------------------------------------
NET LOSS                                         $  (549,198)                  $   (41,797)
--------------------------------------------------------------------------------------------

LOSS PER SHARE - BASIC AND DILUTED               $     (0.09)                  $     (0.01)
============================================================================================
WEIGHTED AVERAGE OUTSTANDING
     COMMON SHARES                                 6,419,141                     5,278,000
============================================================================================

                See notes to consolidated financial statements

INTERNATIONAL MENU SOLUTIONS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(CANADIAN DOLLARS)
-------------------------------------------------------------------------------------------------------------------------------

                                Class A                                                                          Additional
                               Preferred                   Class N                    Common                      Paid-In
                                Shares       Amount        Shares       Amount        Shares        Amount        Capital
                              ------------ ------------ -------------- -------------------------- ----------------------------


Balances, September 26, 1997            -    $       -              -    $     -               -    $       -     $         -


  Issuance of common shares                                                            4,000,000      672,651

  Issuance of Class A
     preferred shares             700,000      280,320

  Effect of reverse
  acquisition                                               4,000,000      5,800     (2,322,000)    (670,797)         664,997


  Net loss
-------------------------------------------------------------------------------------------------------------------------------

Balances, December 31, 1997       700,000      280,320      4,000,000      5,800       1,678,000        1,854         664,997


  Issuance of common shares                                                            3,397,300        5,096       4,206,954

   Fair value of brokers'
     options                                                                                                      (1,058,300)

                                                                                                                    1,058,300
   Fair value of warrants'
     issued in private
     placement                                                                                                    (1,622,900)

                                                                                                                    1,622,900
  Redemption of Class A
     preferred shares           (700,000)    (280,320)


Share exchange                                              (809,538)    (1,214)         809,538        1,214


  Net loss
-------------------------------------------------------------------------------------------------------------------------------

Balances, December 31, 1998    $   -        $      -        3,190,462   $  4,586       5,884,838   $    8,164    $  4,871,951
-------------------------------------------------------------------------------------------------------------------------------


INTERNATIONAL MENU SOLUTIONS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(CANADIAN DOLLARS)
-----------------------------------------------------------------

                                                      Total
                                  Accumulated     Shareholders'
                                    Deficit          Equity
                                ---------------- ----------------


Balances, September 26, 1997      $           -                -


  Issuance of common shares                              672,651

  Issuance of Class A
     preferred shares                                    280,320

  Effect of reverse
  acquisition                                                  -


  Net loss                             (41,797)         (41,797)
-----------------------------------------------------------------

Balances, December 31, 1997            (41,797)          911,174


  Issuance of common shares                            4,212,050

   Fair value of brokers'
     options                                         (1,058,300)

                                                       1,058,300
   Fair value of warrants'
     issued in private
     placement                                       (1,622,900)

                                                       1,622,900
  Redemption of Class A
     preferred shares                  (12,548)        (292,868)


Share exchange                                                 -


  Net loss                            (549,198)        (549,198)
-----------------------------------------------------------------

Balances, December 31, 1998      $    (603,543)    $   4,281,158
-----------------------------------------------------------------


                See notes to consolidated financial statements

INTERNATIONAL MENU SOLUTIONS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(CANADIAN DOLLARS)
======================================================================================================================
                                                                                                   Period from
                                                                                                   incorporation,
                                                                            Year ended           September 26, 1997
                                                                           December 31,            to December 31,
                                                                                1998                    1997
                                                                        --------------------   -----------------------

OPERATING ACTIVITIES
      Net loss                                                             $  (549,198)            $   (41,797)
      Item not requiring cash
           Depreciation and amortization                                       163,946                  17,144
           Minority interest                                                   (26,000)                      -
      Changes in operating assets and liabilities
           Accounts receivable                                                (489,189)                (75,067)
           Inventories                                                         408,787                 (33,406)
           Prepaid expenses                                                    (21,271)                 (4,216)
           Accounts payable                                                      7,568                  80,026
           Accrued liabilities                                                       -                  50,051
----------------------------------------------------------------------------------------------------------------------
                                                                              (505,357)                 (7,265)
----------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
      Purchase of capital assets                                              (216,397)                (16,835)
      Additions to intangible assets                                           (14,332)                 (4,050)
      Acquisitions, net of cash acquired in 1997 - $2,514; including
           bank indebtedness assumed in 1998 - $1,126,779                   (2,671,529)               (665,547)
----------------------------------------------------------------------------------------------------------------------
                                                                            (2,902,258)               (686,432)
----------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
      Issuance of shares                                                     4,212,050                 952,971
      Bank loans                                                             1,202,348                  40,000
      Payment of long-term debt and capital lease principal                   (147,577)                      -
      Redemption of Class A preferred stock                                   (292,868)                      -
----------------------------------------------------------------------------------------------------------------------
                                                                             4,973,953                 992,971
----------------------------------------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                                      1,566,338                 299,274


CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                 299,274                       -
----------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                   $ 1,865,612             $   299,274
======================================================================================================================

Supplemental disclosures of cash flow information:
      Cash paid during the period for interest                             $    98,066             $     4,123
======================================================================================================================
      Cash paid during the period for income taxes                         $         -             $         -
======================================================================================================================

                See notes to consolidated financial statements

INTERNATIONAL MENU SOLUTIONS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CANADIAN DOLLARS)
================================================================================


1.       DESCRIPTION OF BUSINESS

         The Company develops, markets and produces a series of specialty food products for sale to large food retailer chains and specialty food retailers.

2.       SIGNIFICANT ACCOUNTING POLICIES

         The financial statements have been prepared in accordance with generally accepted accounting principles in the United States, the most significant of which are as follows:

         Basis of presentation

         The consolidated financial statements include the accounts of the International Menu Solutions Corporation (a Nevada corporation) (the "Company" or "IMSC") and its wholly owned operating subsidiaries, International Menu Solutions Inc. ("IMSI"), Prime Foods Processing Inc. ("PFPI"), Transcontinental Gourmet Foods Inc. ("TGF"), and Norbakco Ltd. ("Norbakco") which is 59% owned by IMSI, (all are Ontario corporations).

         On July 16, 1998, the Company (which at the time was named ANM Holdings Corporation, a Nevada Corporation ("ANM")) acquired all of the outstanding common stock of IMSI. This transaction was treated as a reverse acquisition of ANM as the former shareholders of the IMSI retained the majority voting interest of the combined entity. Accordingly, IMSI is deemed to be the accounting acquirer, whereby the financial statements represent those of the IMSI and not the legal acquirer, ANM. The historical financial statements are those of IMSI. The entity's outstanding capital stock represents the historical capital stock of ANM and the stock issued in the reverse acquisition.

         Foreign currency translation

         a)    Translation of foreign subsidiaries' accounts

               Assets and liabilities of the Company's foreign subsidiaries are translated from their local currencies to the functional currency at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rate prevailing during the year. The adjustments resulting from translating the financial statements foreign subsidiaries are recorded in comprehensive income in a separate component of equity. The Company's functional and reporting currency is the Canadian dollar. Consequently, no adjustments have arisen from the translation of foreign subsidiaries accounts because all foreign subsidiaries currently use the Canadian dollar as their functional currency.

         b)    Translation of foreign currency transactions

               Transactions incurred in currencies other than the functional currency are converted to the functional currency at the transaction date. Monetary assets and liabilities denominated in a currency other than the functional currency are converted to the functional currency at the exchange rate in effect at each period end. All foreign currency transaction translation gains or losses have been included in earnings.

         Revenue recognition

         Revenue is recognized upon shipment of goods to customers net of allowances for expected returns for fresh-food deliveries.

         Inventory

         Inventory is valued at the lower of cost and net realizable value with cost being determined on a first-in, first-out basis.

         Capital assets

         Capital assets are recorded at cost. Depreciation is provided at the following rates:

            Building                        20 years straight-line
            Plant equipment                 5 to 10 years straight-line
            Leasehold improvements          Straight line over the lease term,
                                                  typically five years
            Office equipment                20% declining-balance
            Computer equipment              30% declining-balance

         Intangible assets

         Intangible assets are recorded at cost and represent packaging artwork and goodwill. Amortization periods are as follows:

            Packaging artwork               3 to 5 years straight-line
            Goodwill                        20 to 40 years straight-line

         Asset impairment

         The Company reviews the carrying value of intangible and other long-lived assets on a periodic basis for evidence of impairment. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows.

         Income taxes

         The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the determination of deferred tax assets and liabilities based on the differences between the financial statement and income tax bases of tax assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

         Cash and cash equivalents

         Investments in highly liquid debt instruments with original maturities of 90 days or less are designated as cash and cash equivalents.

         Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ materially from those estimates and assumptions.

         Recently issued accounting pronouncements

         In February, 1997, the Financial Accounting Standards Board ("FASB") in the United States issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share", which has been adopted by the Company. Upon the adoption of SFAS No. 128, the Company is presenting basic earnings per share and diluted earnings per share. Basic earnings per share is computed by dividing the net earnings available to common shareholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share is derived by adjusting the basic earnings per share calculation to reflect the effect of securities with dilutive potential. The computation of diluted earnings per share does not include securities with dilutive potential that would have an anti-dilutive effect on earnings per share.

         In June 1997, the Financial Accounting Standards Board ("FASB") in the United States issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for the reporting and presentation of comprehensive income and its components. The Company's adoption of SFAS No. 130 had no material effect on the consolidated financial statements.

         In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the reporting and identification of operating segments and requires certain financial and descriptive information regarding those segments. The Company operates in one business segment and consequently the adoption of SFAS No. 131 had no material effect on the consolidated financial statements.

         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes standards for the reporting and accounting for derivative instruments. Presently, the Company currently does not use derivative instruments or conduct hedging activities. Management is in the process of determining the impact on the consolidated financial statements.

3.       ACQUISITIONS

         Year ended December 31, 1998

         During the year ended December 31, 1998, the Company acquired the businesses, set out in the table below, which have been accounted for using the purchase method:

                                                                          Pasta Kitchen (1)                TGF/Norbakco (2)
                                                                     -----------------------------   -----------------------------
          Acquisition date                                                 October 9, 1998                 December 1, 1998
          Estimated purchase price including acquisition costs           $                395,000         $             4,970,000
          Assigned to fair values of net assets acquired:
          Current assets                                                                  105,480                       2,922,456
          Capital assets                                                                  200,000                       2,222,690
          Current liabilities                                                           (146,408)                     (2,957,865)

          Long-term liabilities                                                                 -                     (1,199,268)
          ------------------------------------------------------------------------------------------------------------------------
                                                                                          159,072                         988,013
          ------------------------------------------------------------------------------------------------------------------------
          Goodwill                                                       $                235,928         $             3,981,987
          ========================================================================================================================

         (1) The Company acquired the assets of Pasta Kitchen for cash consideration of approximately $375,000. Additional consideration, currently estimated at $340,000, is payable, at the option of the Company, in cash or common shares during 1999 based on the achievement of certain revenue targets. Due to the contingent nature of the additional consideration, its value will be recorded as goodwill when the conditions are resolved.

         (2) The Company acquired all of the outstanding shares of TGF and 59% of the outstanding shares of Norbakco Ltd., a sister corporation of TGF. Cash of $1,000,000 was paid to the vendors on closing. An estimated additional cash payment of $600,000 is payable during 1999 based on the net book value of TGF in excess of $1,000,000. The estimated additional cash payment has been recorded as a liability as of December 31, 1998. The balance of the purchase price, valued at $3.4 million from a valuation provided by an investment-banking firm, was paid in the form of a special class of shares of IMSI, issued December 1, 1998, which are exchangeable for shares of the Company (see Note 11).

         Unaudited supplemental pro forma results of operations

         The following table presents unaudited pro forma revenue, net loss and loss per share as if the Company had acquired all of TGF, Norbacko and Pasta Kitchen on January 1, 1998.

                                                                                                  Year ended
                                                                                               December 31, 1998
                                                                                          -------------------------
          Revenue                                                                             $        13,013,807
          Loss                                                                                           (458,123)
          Loss per share                                                                      $             (0.07)
          --------------------------------------------------------------------------------------------------------

         Period  ended December 31, 1997

                                                                                                     PFPI
                                                                                          -------------------------
          Acquisition date                                                                     November 1, 1997

          Total consideration and acquisition costs                                           $           665,547
          Assigned to fair values of net assets acquired
              Current assets                                                                              412,491
              Capital assets                                                                              968,793
              Current liabilities                                                                        (438,093)
              Long-term debt                                                                             (550,000)
          --------------------------------------------------------------------------------------------------------
                                                                                                          393,191
          --------------------------------------------------------------------------------------------------------
          Goodwill                                                                            $           272,356
          ========================================================================================================


         The Company acquired all the issued and outstanding shares of PFPI for cash consideration of $374,000. Pro forma supplementary information has not been presented as the Company was incorporated September 26, 1997.

4.       INVENTORIES

                                                                                December 31,                 December 31,
                                                                                   1998                          1997
                                                                       -----------------------------  --------------------------

          Raw materials                                                              $      957,704              $      183,760
          Work in process                                                                    27,185                           -
          Finished goods                                                                    315,001                      52,674
          ------------------------------------------------------------------------------------------------------------------------
                                                                                      $   1,299,890              $      236,434
          ========================================================================================================================



5.       CAPITAL ASSETS

                                                                                             December 31,
                                                                                  1998                          1997
                                                                       ---------------------------   ---------------------------
          Cost
          Land                                                                $           120,000                $      120,000
          Building                                                                        854,524                       764,803

          Leasehold improvements                                                          104,671                             -
          Plant equipment                                                               2,383,349                        20,686
          Office equipment                                                                225,973                         4,677
          Computer equipment                                                               31,285                         6,725
          ----------------------------------------------------------------------------------------------------------------------
                                                                                        3,719,802                       916,891
          ======================================================================================================================

          Accumulated depreciation
          Building                                                                         43,687                         4,844
          Leasehold improvements                                                            1,230                             -
          Plant equipment                                                                  49,503                         6,180
          Office equipment                                                                  5,006                           150
          Computer equipment                                                                3,180                           242
          ----------------------------------------------------------------------------------------------------------------------
                                                                                          102,606                        11,416
          ----------------------------------------------------------------------------------------------------------------------
                                                                               $        3,617,196                $      905,475
          ======================================================================================================================

         The net book value of assets recorded under capital leases totaled $367,490 (1997 - $Nil), net of accumulated depreciation of $5,694 (1997
         - $Nil).

6.     INTANGIBLE ASSETS

                                                                                December 31,
                                                                     1998                        1997
                                                          ---------------------------   -----------------------
          Cost
          Packaging artwork                                  $               210,000      $              72,737
          Goodwill                                                         4,490,271                    272,356
          -----------------------------------------------------------------------------------------------------
                                                                           4,700,271                    345,093
          -----------------------------------------------------------------------------------------------------

          Accumulated amortization
          Packaging artwork                                                   36,936                      3,484
          Goodwill                                                            36,265                      2,244
          -----------------------------------------------------------------------------------------------------
                                                                              73,201                      5,728
          -----------------------------------------------------------------------------------------------------
                                                              $            4,627,070       $            339,365
          =====================================================================================================

7.       BANK INDEBTEDNESS

         The Company and its subsidiaries have utilized an aggregate of $1,030,000 of authorized lines of credit totaling $1,750,000 (1997 - utilized $40,000 of a $200,000 line of credit). The lines of credit bear interest at prime plus 1.5% (8.25% at December 31, 1998). The outstanding balances are due on demand and are secured by a general assignment of assets of the Company and its subsidiaries and a total of $950,000 in limited guarantees of the Company.


8.       CAPITAL LEASE OBLIGATIONS

         The Company has acquired various processing equipment and vehicles under capital leases expiring July 2003. Monthly principal payments vary from $330 to $4,265. Capital leases are recorded by discounting payments based on the lower of the Company's incremental borrowing rate or the interest rate inherent in the lease.

         Minimum lease payments are due as follows:

          1999                                                                           $              131,378
          2000                                                                                          127,665
          2001                                                                                          103,275
          2002                                                                                          100,050
          2003                                                                                           11,242
          ------------------------------------------------------------------------------------------------------
          Gross value of minumum lease payments                                                         473,610
          Less amount representing interest                                                              81,737
          ------------------------------------------------------------------------------------------------------
                                                                                                        391,873
          Less principal amounts due in one year                                                         94,486
          ------------------------------------------------------------------------------------------------------
                                                                                         $              297,387
          ======================================================================================================

9.   LONG-TERM DEBT

                                                                                               December 31,
                                                                                    1998                         1997
                                                                             -----------------------   ------------------------

      Business Development Bank of Canada ("BDC")- Mortgage




           Repayable in monthly installments of $3,200 plus interest.
           Interest is calculated based on BDC's floating base rate plus 1%
           (9.75% at December 31, 1998), and matures June 23, 2012. The loan to PFPI is secured by a first charge on PFPI's land and building, a second charge on PFPI's inventory and accounts receivable, a
           $250,000 guarantee by an officer of the Company, a guarantee by the Company for the full amount of the loan and an assignment
           shareholder loans owing by PFPI to IMSI.                              $          518,400            $       550,000

      BDC - Equipment loan


           Repayable in two principal instalments during December and
           January of each year for a 5 year term. Interest is payable monthly at 1.25% (10.00% at December 31, 1998) above BDC's daily floating base rate. The loan is secured by a first charge on all
           personal property of TGF.                                                        832,000                          -

      Bank of Nova Scotia - Equipment loan


           Repayable in monthly installments of $2,137 for a 5 year term.
           Interest is payable monthly at the Bank of Nova Scotia prime rate plus 2.5% (9.25% at December 31, 1998).  The loan is secured by
           a first charge over the assets financed.                                         133,128                          -

      Bank of Nova Scotia - BDC repayment loan


           Repayable in monthly installments of $1,500 for a period of 39 months. Interest is payable monthly at the Bank of Nova Scotia prime rate plus 2.5% (9.25% at December 31, 1998). The loan is secured by a general security agreement over all present
           and future personal property.                                                     45,819                          -
      -------------------------------------------------------------------------------------------------------------------------
                                                                                          1,529,347                    550,000
      Less amount due within one year                                                       279,044                     31,600
      -------------------------------------------------------------------------------------------------------------------------
                                                                                  $       1,250,303            $       581,600
      -------------------------------------------------------------------------------------------------------------------------

     Principal payments required are due as follows:

      1999                                                                                                     $       279,044

      2000                                                                                                             289,041
      2001                                                                                                             285,860
      2002                                                                                                             225,041
      2003                                                                                                             123,961
      Thereafter                                                                                                       326,400
      -------------------------------------------------------------------------------------------------------------------------
                                                                                                               $     1,529,347
      =========================================================================================================================

10.      COMMITMENTS

         The Company is committed under operating leases for business premises and equipment with terms expiring at various dates through 2005. The minimum annual payments required under the lease agreements are as follows:

          1999                                                                       $          294,113

          2000                                                                                  213,658
          2001                                                                                  216,492
          2002                                                                                  216,492
          2003                                                                                  216,492
          Thereafter                                                                            207,468
          ----------------------------------------------------------------------------------------------
                                                                                      $       1,364,715
          ==============================================================================================


11.      CAPITAL TRANSACTIONS

         Reverse acquisition

         On July 16, 1998, ANM, then a non-operating corporation, acquired all of the outstanding common shares of IMSI. As a condition of the transaction, ANM issued 1,400,000 common shares for proceeds of US$925,000 (CDN$1,373,000), net of issuance costs of US$55,000
         (CDN$81,600) on July 15, 1998. For accounting purposes, the transaction was treated as a reverse acquisition of ANM by IMSI. In conjunction with the reverse acquisition transaction, the Company created and authorized 10,000,000 Class N shares, and issued 4,000,000 Class N shares to the former shareholders of IMSI. The Class N shares are non-equity participating and are entitled to identical voting rights as the common stockholders. In addition, one Class N share together with one Class X share of IMSI are convertible into common shares of the Company on a one for one basis at the option of the holder until 2013, at which time the Company can force conversion of the Class N shares.

         During 1998, 809,538 Class N and 809,538 Class X shares of IMSI were exchanged for common shares of the Company.

         Private placement financing

         During the period November 17 to November 28, 1998, the Company sold, by private placement, 1,997,300 units for US$0.90 each, consisting of one common share and one-half of a warrant. In exchange for one warrant and US$1.40, the holder may purchase one common share of the Company. The warrants expire May 30, 1999. The units have a minimum holding period of one year from the date of the subscription agreements. Proceeds, net of broker commissions, were US$1,666,124 (CD$2,550,000).

         Acquisition - TGF/Norbakco

         In conjunction with the acquisition of TGF/Norbakco, the IMSI issued a total of 459,000 exchangeable shares to satisfy the share consideration requirements of the share purchase agreement. The shares are exchangeable into common shares of the Company at the holder's option based on an exchange ratio. The exchange ratio is determined by a formula which is primarily based upon the earnings before interest, depreciation and taxes ("EBITDA") of the acquired businesses for the years ending February 28, 1999 and 2000 and the Company's common stock market price on those dates.

         The value of the exchangeable shares is recorded as minority interest. Based on the financial results of the acquired operations to-date and the current market price of the Company's common stock, management has estimated that approximately 2,630,000 shares of the Company's common stock could be issued pursuant to the future conversion rights of the holders of the exchangeable shares. These shares have been treated for accounting purposes as being issued. It is impossible to predict with absolute certainty the exact number of shares that could be issued as the EBITDA of the acquired businesses for the years ending February 28, 1999 and February 28, 2000 is unknown.

12.      BROKERS OPTIONS

         In conjunction with the share issuance and reverse acquisition of ANM, the Company granted 1,000,000 stock options to brokers on July 15, 1998. Pursuant to the stock option agreements, the option holders have the right to purchase common shares of the Company at a price of US$1.00, commencing February 1, 1999 and expiring July 1, 1999.

13.      STOCK OPTION PLAN

         On August 10, 1998, the Board of Directors of the Company approved a stock option plan (the "Option Plan") applicable to the Company's officers and directors and authorized 2,500,000 common shares to be granted. Pursuant to the Option Plan, options are granted at an amount not less than the then-current fair market value of the common shares of the Company. Options may generally be exercised in equal proportions during the years following the first to fifth anniversary of the date of grant and expire on the tenth anniversary or upon termination of employment.

         A summary of the activity in the Option Plan since inception is set forth below:

                                                               Options
                                                              Available            Number of             Weighted Average
                                                              For Grant             Options            Exercise Price (US$)
                                                         ------------------   -------------------  -------------------------
          Balance at December 31, 1997                                     -                   -

             Authorized                                            2,500,000                   -
             Granted                                               (825,000)             825,000     $                0.80
          ------------------------------------------------------------------------------------------------------------------
          Balance at December 31, 1998                             1,675,000             825,000     $                0.80
          ------------------------------------------------------------------------------------------------------------------


          Exercisable at December 31, 1997                                                     -     $                   -
          Exercisable at December 31, 1998                                                     -     $                   -
          ==================================================================================================================

         The following table summarizes information concerning currently outstanding options at December 31, 1998:

                                                            Weighted
                                                             Average       Weighted                             Weighted
                                           Number of        Remaining       Average         Number of           Average
                                            Options        Contractual     Exercise          Options            Exercise
           Exercise price                 Outstanding         Life        Price (US$)      Exercisable        Price (US$)
                                       ------------------ ------------  ---------------- -----------------  -------------
           $0.70 - $1.50                         825,000    9.7 years      $      0.80                 -        $       -
          ---------------------------------------------------------------------------------------------------------------
                                                 825,000                                               -
          ===============================================================================================================

14.      STOCK BASED COMPENSATION

         The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options. Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model. Weighted average assumptions for stock price volatility, dividend yield, expected life of stock options and risk free interest rate were 326%, 0%, 5.32 years and 5.5%, respectively, for 1998. There were no options issued during 1997.

         SFAS 123 requires that, for the pro forma disclosure, the compensation cost based on the fair values of the options at the grant date be amortized over the vesting period. If compensation cost for stock options had been determined based on the fair value at the grant dates consistent with the method prescribed by SFAS 123, the Corporation's net earnings and earnings per share would have been adjusted to the pro forma amounts indicated below:

                                                                           Year ended               Period ended
                                                                          December 31,              December 31,
                                                                              1998                      1997
                                                                  -------------------------  -----------------------
          Net loss
               As per reported                                      $        (549,198)          $           (41,797)
               Pro forma                                            $        (608,706)          $           (41,797)

          Loss per share, basic and diluted
               As per reported                                      $           (0.09)          $             (0.01)
               Pro forma                                            $           (0.09)          $             (0.01)

         The weighted average fair value for stock options granted during the periods ending December 31, 1997 and December 31, 1998 were $nil and $1.26, respectively.

15.      INCOME TAXES

         The components of the provision for income taxes are as follows:

                                                                         Year ended                    Period ended
                                                                        December 31,                   December 31,
                                                                             1998                           1997
                                                                ------------------------------  ----------------------------
          Current                                                        $                  -          $                  -
          Deferred                                                                          -                             -
          ------------------------------------------------------------------------------------------------------------------
                                                                         $                  -          $                  -
          ==================================================================================================================

         The components of the net deferred tax asset (liability) are as follows:


                                                                                               December 31,
                                                                                     1998                       1997
                                                                          ------------------------     ----------------------
          Net operating losses                                                  $           680,000      $           318,000

          Difference between tax basis and accounting
             basis of capital assets                                                      (167,000)                        -
          -------------------------------------------------------------------------------------------------------------------
                                                                                            513,000                  318,000
          Valuation allowance                                                             (606,000)                (318,000)
          -------------------------------------------------------------------------------------------------------------------
                                                                                $          (93,000)      $                 -
          ===================================================================================================================

         The provision for income taxes varies from the expected provision at the statutory rates for the following reasons:

                                                                                             Year ended         Period ended
                                                                                             December 31,       December 31,
                                                                                                1998                1997
                                                                                           ---------------     ---------------

          Combined Canadian basic federal and provincial tax rates                                     44.6%             44.6%

          ====================================================================================================================

          Recovery of income taxes based on the above rates                            $           (244,900)     $    (18,600)

          Increase (decrease) in income taxes resulting
            from the
            following:
                 Permanent differences including goodwill amortization                                15,200             1,900
                 Manufacturing and processing                                                       (34,100)             3,200
                 Change in valuation allowance                                                       288,000            13,500
                 Other                                                                              (24,200)                 -
          ---------------------------------------------------------------------------------------------------------------------
                                                                                       $                    -    $           -
          =====================================================================================================================

          The Company and its subsidiary have losses totaling $2,089,000 to apply against future years' taxable income. The losses, if not utilized, expire as follows:

          1999                                                                                                   $      19,000
          2000                                                                                                          34,000
          2001                                                                                                         258,000
          2002                                                                                                         217,000
          2003                                                                                                         331,000
          2004                                                                                                       1,230,000
          ---------------------------------------------------------------------------------------------------------------------
                                                                                                                 $   2,089,000
          =====================================================================================================================

16.      LOSS PER SHARE


                                                                                      Year ended                Period ended
                                                                                     December 31,               December 31,
                                                                                         1998                       1997
                                                                                  -------------------       --------------------
          Basic loss per share

          Numerator
          Loss available to common shareholders                                   $           549,198         $          41,797
          ----------------------------------------------------------------------------------------------------------------------

          Denominator
          Weighted average shares outstanding                                               6,419,141                 5,278,000
          ----------------------------------------------------------------------------------------------------------------------
                                                                                  $              0.09         $            0.01
          ======================================================================================================================

         No diluted loss per share disclosure is presented as the conversion of securities with dilutive potential in both periods had an anti-dilutive effect on loss per share. The Class N shares outstanding are considered common stock equivalents for the purposes of the basis loss per share and weighted average outstanding common shares calculations.

17.      FINANCIAL INSTRUMENTS

         Fair value

         At December 31, 1997 and December 31, 1998 the estimated fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities were equal to their carrying values due to the short-term nature of the items. The estimated fair value of long-term debt approximates fair value as the debt bears interest at floating rates.

         Credit risk

         Credit risk arises due to the concentration of accounts receivable in one geographic area or with certain customers. This risk is minimized by the fact that the Company sells product to large supermarket chains and specialty food retailers. Substantially all customers pay within 10 days of product delivery.

18.      SEGMENTED INFORMATION

         The Company operates in one business segment; the development, marketing and production of a series of specialty food products for sale to large food retailer chains and specialty food retailers.

         Significant customers accounted for the following sales volume percentages:

                                                                                         Year ended             Period ended
                                                                  Type of               December 31,            December 31,
                                                                 Customer                   1998                    1997
                                                      --------------------------  ---------------------  ----------------------
          Customer 1                                            Distributor                  12%                     14%
          Customer 2                                            Distributor                  14%                     15%
          Customer 3                                             Retailer                    25%                      0%
          =====================================================================================================================

         During the year, sales to customers outside Canada totaled approximately $1,017,500.

19.      SUBSEQUENT EVENTS (UNAUDITED)

         a)    Consultant options

               On January 1, 1999, the Company issued 125,000 options to a consultant. The options were granted at an option price of $.90 per share for the first 50,000 options. The remaining 75,000 options were granted at an exercise price of $1.50. All options expire on December 31, 2001.

         b)    Share subscription

               On April 16, 1999, Southbridge Inc. ("Southbridge") subscribed for 1,523,810 common shares of the Company at a subscription price of $2.625 per common share. Proceeds to the Company, net of issuance costs, totaled approximately $3,693,000, net of issuance cost of approximately $307,000. As a part of the subscription, the Company granted to Southbridge 400,000 warrants which entitle Southbridge to purchase up to 200,000 common shares at the price of $2.25 per common share during the period to April 16, 2000 and 200,000 common shares at the price of $2.625 per common share during the period to April 16, 2001.

         c)    Acquisition - Tasty Selections Inc. ("Tasty").

               On April 16, 1999 IMSI acquired all of the outstanding common shares of Tasty, manufacturer of muffin and cookie batters located in Concord, Ontario for consideration totaling approximately $2,160,000. Under the terms of the agreement, IMSI paid $750,000 cash and issued 442,750 Class X shares of IMSI on closing (see Note 3).

         d)    New banking agreement

               On April 16, 1999, the Company entered into a letter of commitment with a Canadian chartered bank with respect to new and expanded credit facilities. Under the proposed agreement, the Company would have new credit facilities as follows: (a) an operating line of credit of $10,000,000, bearing interest at prime plus 1%, except for borrowings secured by cash deposits, in which case interest is calculated at prime; (b) a revolving facility of $3,500,000 for equipment loans, bearing interest at prime plus 1 1/4%; and (c) a forward exchange contract facility totaling $7,500,000. The credit facilities will be secured by a general assignment of book debts, a general security agreement over all assets of the Company, life insurance on certain executives totaling $2,500,000 and a priority agreement with other lenders of the Company.

         e)    Convertible debenture financing

               On May 10 , 1999, IMSI and the Company entered into a loan agreement with First Ontario Fund ("First Ontario") and Bank of Montreal Capital Corporation ("BMOCC") with respect to a $4 Million financing. The funding was advanced as to $1.5 Million by BMOCC and as to $2.5 Million by First Ontario. The financing was secured by general security granted by each of IMSI and the Company, a guarantee and general security agreement from each of IMSI's subsidiaries, a mortgage of the premises owned by Prime Foods Processing Inc. at 620 Colby Drive, Waterloo, Ontario, and a share pledge agreement executed by the Company pursuant to which it pledged its common shares in the capital of IMSI to First Ontario and BMOCC.

               The terms of the loan are as follows: (i) the interest rate for the period ending April 15, 2000 is 7% per annum and thereafter until maturity on April 15, 2003 is 13% per annum; (ii) the outstanding debt is convertible, at the option of the holder, into Class X shares of IMSI at a price of $2.62 per share; (iii) the holder has the right to acquire a number of Class N shares equal to the number of Class X shares received; (iv) IMSI has the option to force conversion into Class X and N shares at any time after July 1, 1999 provided that (a) the Company's common stock trades on a major North American stock exchange approved by the lenders, (b) the Company's common stock has a cumulative trading volume during a twenty day period of the greater of (1) 300,000 shares of common stock, or (2) five percent of the number of issued shares of common stock that are not subject to any escrow agreement or resale restrictions set out in the Ontario Securities Act, and
               (c) the weighted average trading price during such twenty day period is not less than the United States Dollar equivalent of $CD 5.50. A total of $359,000 was paid by IMSI in respect of professional fees and commissions, which have been recorded as deferred financing costs.

         f)    Acquisition - D.C. Foods Inc.

               On May 10, 1999 IMSI acquired all of the outstanding shares of 1005549 Ontario In., the sole shareholder of DC Foods Processing Inc. a provider of custom and private label food processing services to Canadian and International markets located in Waterloo, Ontario. Under the terms of the purchase agreement, IMSI paid $4,000,000 on closing and issued 893,333 Class X convertible shares. The balance of the purchase prices was satisfied on closing by issuing a separate class of shares of IMSI which are exchangeable into shares of the Company in a structure which is similar to the mechanism used to acquire TGF. (see Note 3 and Note 11).

         g)    Acquisition of remaining 41% equity interest in Norbakco

               In May 1999, IMSI acquired the remaining 41% equity interest in Norbakco, having acquired 59% interest on December 1, 1999. The consideration paid for the additional interest was the issue by IMSI of 53,000 Class X Shares, the issue by the Company of 53,000 Class N Shares and the purchase from the selling shareholders shareholder loans made to Norbakco in the amount of $180,000.

               In conjunction with the issuance of the 53,000 Class X Shares and the 53,000 Class N Shares, IMSI modified the share attributes of the Class B Shares such that the number of common shares in the capital stock of the Company that the 300,000 Class B Shares may be exchanged for is reduced by 53,000 common shares.

         h)    Broker option extension (see Note 12)

               On May 27, 1999, the Company agreed to extend the expiry date with respect to the brokers options issued July 15, 1999. Of the 1,000,000 options outstanding, 400,000 options will expire on December 31, 1999 and 600,000 options will expire on June 30, 2000.

         i)    Private placement warrant exercise

               During May 1999, the holders of warrants issued in conjunction with the private placement financing (see Note 11) exercised their rights to purchase common shares of the Company. Total proceeds to the Company were $2,069,202 (US$1,398,110).

         j)    Letter of intent - Huxtable's Foods, L.L.C. ("Huxtables").

               On October 14, 1999, the Company entered into a letter of intent to acquire certain assets of Huxtables through a newly formed subsidiary of the Company. The terms of the letter call for a cash payment of US$3,000,000 and future payments, payable in cash or common shares of the Company based on the earnings of the newly formed subsidiary during the period to December 31, 2002.

         k)    Acquisition - The Ultimate Cookie Co. Ltd. "UCC"

               On October 18, 1999, the Company acquired all of the outstanding common shares of UCC by paying $175,000 in cash and by issuing 250,000 Class E Series 5 shares and 250,000 Class E Series 6 shares of IMSI which are exchangeable into shares of the Company based on future earnings of UCC.

         l)    Exercise of broker options

               On October 18, 1999 172,302 brokers options were exercised to purchase an equivalent number of common shares of the Company. The transaction resulted in proceeds of US$172,302 to the Company.

         m)    Share subscription

               On October 20, 1999, Southbridge subscribed for 1,555,556 special warrants (the "Warrants") at a price of US$3.00 each. The Warrants entitle the holder to acquire one Class X shares of IMSI for each Warrant held for no additional consideration until the earlier of five days after the date of issuance by the Ontario Securities Commission (the "Commission") of a receipt for a preliminary prospectus filed in the province of Ontario or October 22, 2000. Approximately $4,000,000 of the proceeds resulting from the subscription for the Warrants is to be held in escrow until February 29, 2000, pending the approval of mutually agreeable acquisitions or transactions by the Company. In addition, the Company is subject to certain penalty provisions which shall be satisfied by increasing the number of shares issuable upon surrender of the Warrants by 10 to 32%. The Company will have to comply with such penalty provisions in the event that the Company does not raise additional funds or file the required prospectus documents with the Commission within the timelines specified in the special warrant indenture.

INTERNATIONAL MENU SOLUTIONS CORPORATION
CONSOLIDATED BALANCE SHEETS
(CANADIAN DOLLARS)

                                                                            September 30,              September 30,
                                                                                1999                        1998
                                                                       -------------------------- -------------------------
                                                                             (unaudited)                (unaudited)
ASSETS
CURRENT ASSETS
     Cash and cash equivalents                                                $        4,261,993        $        1,865,612
     Accounts receivable                                                               4,182,206                 2,270,251
     Inventories                                                                       6,142,777                 1,299,890
     Prepaid expenses                                                                  1,689,980                   100,633
                                                                              -------------------       -------------------
                                                                                      16,276,956                 5,536,386
CAPITAL ASSETS, NET                                                                   11,198,768                 3,617,196
INTANGIBLE ASSETS, NET                                                                19,710,635                 4,627,070
                                                                              -------------------       -------------------
TOTAL ASSETS                                                                  $       47,186,359        $       13,780,652
                                                                              -------------------       -------------------

LIABILITIES
CURRENT LIABILITIES
     Bank operating loans                                                     $        8,901,594        $        1,100,849
     Accounts payable                                                                  3,343,662                 2,072,485
     Accrued liabilities                                                               1,247,299                   937,940
     Current portion of capital lease obligations                                        325,580                    94,486
     Current portion of long-term debt                                                   697,600                   279,044
                                                                              -------------------       -------------------
                                                                                      14,515,735                 4,484,804
CAPITAL LEASE OBLIGATIONS                                                              1,140,984                   297,387
LONG-TERM DEBT                                                                         3,014,145                 1,250,303
CONVERTIBLE DEBENTURE                                                                  4,000,000                         -
DEFERRED INCOME TAXES                                                                    610,300                    93,000
                                                                              -------------------       -------------------
TOTAL LIABILITIES                                                                     23,281,164                 6,125,494
                                                                              -------------------       -------------------

MINORITY INTEREST                                                                     11,701,000                 3,374,000
                                                                              -------------------       -------------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
     Class N voting, non-participating stock - US$0.001 par
         value; 10,000,000 shares authorized; 3,655,170 and
         3,190,462 shares issued                                                           5,284                     4,586
     Common stock - US$0.001 par value; 25,000,000 shares
         authorized; 9,531,673 and  5,884,838
         shares issued                                                                    13,634                     8,164
     Additional paid-in capital                                                       15,113,662                 4,871,951
     Deficit                                                                         (2,928,385)                 (603,543)
                                                                              -------------------       -------------------
TOTAL STOCKHOLDERS' EQUITY                                                            12,204,195                 4,281,158
                                                                              -------------------       -------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                    $       47,186,359        $       13,780,652
                                                                              -------------------       -------------------

INTERNATIONAL MENU SOLUTIONS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(CANADIAN DOLLARS)

                                                   Three months ended                               Nine months ended
                                                     September 30,                                    September 30,
                                             1999                      1998                   1999                   1998
                                      --------------------------------------------- -----------------------------------------
                                                      (unaudited)                                  (unaudited)

REVENUE                                   $       8,647,828     $         763,326    $        21,680,117      $    2,169,537
                                     ----------------------- ---------------------- --------------------- -------------------
COSTS AND EXPENSES
    Cost of goods sold                            7,377,439               665,065             18,782,667           1,933,097
    Selling expenses                                420,366                58,776              1,327,463             132,352
    Research and development                        176,458                41,747                371,228             102,654
    Administrative expenses                       1,831,161               155,393              3,611,386             321,681
    Amortization of intangibles                     127,692                 3,405                327,480              10,239
                                     ----------------------- ---------------------  --------------------- -------------------
                                                  9,933,116               924,386             24,420,224           2,500,023
                                     ----------------------- ---------------------  --------------------- -------------------
LOSS FROM OPERATIONS                            (1,285,288)             (161,060)            (2,740,107)           (330,486)
                                     ----------------------- ---------------------  --------------------- -------------------

OTHER INCOME (EXPENSE)

    Interest revenue                                    168                18,295                 30,253              18,295
    Interest expense                              (260,326)              (62,669)              (573,388)            (63,687)
                                     ----------------------- ---------------------  --------------------- -------------------
                                                  (260,158)              (44,374)              (543,135)            (45,392)
                                     ----------------------- ---------------------  --------------------- -------------------
LOSS BEFORE INCOME TAXES AND
    MINORITY INTEREST                           (1,545,446)             (205,434)            (3,283,242)           (375,878)
INCOME TAXES                                         25,000                     -                169,400                   -
                                     ----------------------- ---------------------  --------------------- -------------------
LOSS BEFORE MINORITY INTEREST                   (1,520,446)             (205,434)            (3,113,842)           (375,878)
MINORITY INTEREST                                   411,000                     -                789,000                   -
                                     ----------------------- ---------------------  --------------------- -------------------
NET LOSS                                  $     (1,109,446)     $       (205,434)   $        (2,324,842)     $     (375,878)
                                     ======================= =====================  ===================== ===================

NET LOSS PER SHARE - BASIC
    AND DILUTED                           $          (0.08)     $          (0.04)   $             (0.22)     $        (0.07)
                                     ======================= =====================  ===================== ===================
WEIGHTED AVERAGE OUTSTANDING
     COMMON SHARES                               13,084,669             5,678,000             10,590,387           5,691,889
                                     ======================= =====================  ===================== ===================

INTERNATIONAL MENU SOLUTIONS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(CANADIAN DOLLARS)

                                     Class N                               Common
                                      Shares             Amount            Shares             Amount
                                 -----------------  ----------------- ------------------ ------------------

Balances, December 31, 1998             3,190,462     $         4,586          5,884,838      $       8,164

    Share exchange (unaudited)          (924,375)     $                          924,375              1,386
                                                    (1,386)
    Issuance of Class X shares
       by IMSI in connection
       with the acquisition of
       businesses (unaudited)            1,389,083             2,084

    Issuance of common shares
       in connection with
       financings (unaudited)                                                 2,722,460              4,084

    Net loss
                                 ------------------ ----------------- ------------------ ------------------
Balances, September 30, 1999
    (unaudited)                          3,655,170    $        5,284          9,531,673       $     13,634
                                 ================== ================= ================== ==================


                                      Additional                              Total
                                       Paid-In           Accumulated      Stockholders'
                                       Capital            Deficit            Equity
                                   -----------------  ----------------- ------------------

Balances, December 31, 1998          $    4,871,951    $     (603,543)    $     4,281,158

    Share exchange (unaudited)                                                          -

    Issuance of Class X shares
       by IMSI in connection
       with the acquisition of
       businesses (unaudited)             3,644,257                             3,646,341

    Issuance of common shares
       in connection with
       financings (unaudited)             6,597,454                             6,601,538

    Net loss                                               (2,324,842)        (2,324,842)
                                   -----------------  ----------------- ------------------
Balances, September 30, 1999
    (unaudited)                      $   15,113,662    $   (2,928,385)    $    12,204,195
                                   =================  ================= ==================

INTERNATIONAL MENU SOLUTIONS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(CANADIAN DOLLARS)

                                                                             Nine months ended
                                                                               September 30,
                                                                       1999                     1998
                                                              ------------------------------------------------
                                                                                (unaudited)
OPERATING ACTIVITIES
    Net loss                                                      $      (2,324,842)       $        (375,878)
    Item not requiring cash
       Depreciation and amortization                                       1,119,067                   81,901
       Minority interest                                                   (789,000)                        -
       Deferred income taxes                                               (169,400)                        -
    Changes in operating assets and liabilities
       Accounts receivable                                                   455,868                (142,248)
       Inventories                                                       (3,998,834)                 (43,188)
       Prepaid expenses                                                  (1,515,327)                 (12,556)
       Accounts payable                                                  (1,194,199)                 (57,405)
       Accrued liabilities                                                   159,380                   12,915
                                                              -----------------------  -----------------------
                                                                         (8,257,287)                (536,459)
                                                              -----------------------  -----------------------

INVESTING ACTIVITIES
    Purchase of capital assets                                           (2,766,086)                 (96,556)
    Additions to intangible assets                                         (688,371)                 (85,779)
    Acquisitions, net of cash acquired in 1998 -
       $2,514, June 1999 $206,302; including bank
       overdraft assumed in 1999 - $1,126,779                            (4,993,701)                        -
                                                              -----------------------  -----------------------
                                                                         (8,448,158)                (182,335)
                                                              -----------------------  -----------------------

FINANCING ACTIVITIES
    Issuance of shares                                                     6,603,879                1,513,408
    Proceeds from bank loans                                               8,236,990                  255,000
    Convertible debentures issued, net
    of issuance costs of $359,024                                          3,640,976
Proceeds from long term debt                                               1,155,761                        -
    Payment of long-term debt and
       capital lease principal                                             (535,780)                 (24,891)
    Redemption of Class A preferred stock                                          -                (292,868)
                                                              -----------------------  -----------------------
                                                                          19,101,826                1,450,649
                                                              -----------------------  -----------------------
NET CHANGE IN CASH AND
    CASH EQUIVALENTS                                                       2,396,381                  731,855

CASH AND CASH EQUIVALENTS,
    BEGINNING OF PERIOD                                                    1,865,612                  299,274
                                                              -----------------------  -----------------------
CASH AND CASH EQUIVALENTS,
    END OF PERIOD                                                 $        4,261,993       $        1,031,129
                                                              =======================  =======================

Supplemental disclosures of cash flow information:

    Cash paid during the period for interest                      $          573,388       $           63,687
                                                              =======================  =======================
    Cash paid during the period for income taxes                  $             -          $             -
                                                              =======================  =======================

INTERNATIONAL MENU SOLUTIONS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CANADIAN DOLLARS)
(UNAUDITED)
===============================================================================


1.       ORGANIZATION

         The Company and its subsidiaries develop, market and produce a series of specialty food products for sale to food distributors, food retailer chains and specialty food retailers.

2.       BASIS OF PRESENTATION

         The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial statements and the instructions to Form 10-QSB and Regulation S-B. Consequently, the accompanying unaudited consolidated financial statements are not presented with footnotes required by generally accepted accounting principles. These financial statements should be read in conjunction with the audited consolidated financial statements for December 31, 1998 recently filed on Form 10-SB with the SEC.

         The interim unaudited financial statements presented reflects all adjustments (including normal recurring adjustments) which are, in the opinion of management, necessary to produce a fair statement of the financial position and results of operations for the periods included in this report.

3.       FOREIGN CURRENCY TRANSLATION

            a)    Translation of foreign subsidiaries' accounts

                  Assets and liabilities of the Company's foreign subsidiaries are translated from their local currencies to the functional currency at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rate prevailing during the year. The adjustments resulting from translating the financial statements foreign subsidiaries are recorded in comprehensive income in a separate component of equity. The Company's functional currency is the Canadian dollar. Consequently, no adjustments have arisen from the translation of foreign subsidiaries accounts because all foreign subsidiaries currently reside and operate in Canada.

            b)    Translation of foreign currency transactions

                  Transactions incurred in currencies other than the functional currency are converted to the functional currency at the transaction date. Monetary assets and liabilities denominated in a currency other than the functional currency are converted to the functional currency at the exchange rate in effect at each period end. All foreign currency transaction translation gains or losses have been included in earnings.

4.       RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

         In February, 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share", which has been adopted by the Company. Upon the adoption of SFAS No. 128, the Company is presenting basic earnings per share and diluted earnings per share. Basic earnings per share is computed by dividing the net earnings available to common shareholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share is derived by adjusting the basic earnings per share calculation to reflect the effect of securities with dilutive potential. The computation of diluted earnings per share does not include securities with dilutive potential that would have an anti-dilutive effect on earnings per share.

         In June 1998, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for the reporting and presentation of comprehensive income and its components. The Company's adoption of SFAS No. 130 has had no significant impact on the Company's consolidated financial statements.

         In June 1998, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the reporting and identification of operating segments and requires certain financial and descriptive information regarding those segments. The Company operates in one business segment and consequently the adoption of SFAS No. 131 had no material effect on the consolidated financial statements.

         In June 1999, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes standards for the reporting and accounting for derivative instruments. Presently, the Company's use of derivative instruments and hedging arrangements is not significant. Management is in the process of determining the impact of SFAS No. 133 on the consolidated financial statements.

5.       ACQUISITIONS

         Period ended June 30, 1999 (unaudited)

         During the period ended September 30, 1999, International Menu Solutions Inc. ("IMSI"), a Canadian subsidiary of the Company, acquired the businesses set out in the table below which have been accounted for using the purchase method:

                                                                Tasty Batters (1)               DC Foods(2)
                                                              --------------------      --------------------
Acquisition date                                                  April 15, 1999              May 10, 1999

Estimated purchase price including acquisition costs           $      2,235,000            $    15,725,000
------------------------------------------------------------------------------------------------------------
Assigned to fair values of net assets acquired:
  Current assets                                                      1,382,544                  1,857,491
  Capital assets                                                        493,877                  3,391,083
  Current liabilities                                                  (677,196)                (1,557,793)
  Long-term liabilities                                                (757,532)                (1,680,472)
------------------------------------------------------------------------------------------------------------
                                                                        441,693                  2,010,309
------------------------------------------------------------------------------------------------------------
Goodwill                                                       $      1,793,307            $    13,714,691
============================================================================================================

(1) IMSI acquired all of the outstanding shares of Tasty Selections Inc. ("Tasty Selections"), a manufacturer of muffin and cookie batters located in Concord, Ontario operating under the trade name "Tasty Batters". Tasty Selections was acquired by paying cash of $1,000,000 and by issuing 442,750 Class N shares of the Company and 442,750 Class X shares of IMSI to the vendors, collectively valued at $1,160,000 (see Note 8).

(2) IMSI acquired all of the issued and outstanding shares of 1005549 Ontario Inc, the sole shareholder of D.C. Foods Processing Inc. a provider of custom and private label food processing services to Canadian and International markets located in Waterloo, Ontario (collectively "D.C. Foods"). Pursuant to the terms of the purchase agreement, the purchase price payable to the former shareholders of 1005549 Ontario Limited was satisfied by paying $4,000,000 in cash; by issuing 893,333 Class X shares of IMSI and 893,333 Class N shares of the Company; and by issuing 250,000 Class E Series 1 shares, 250,000 Class E Series 2 shares, 250,000 Class E Series 3 shares and 250,000 Class E Series 4 shares of IMSI. The Class E Series shares are exchangeable into common shares of the Company based on the earnings recorded by D.C. Foods in 1999 and 2002 (see Note 8). An independent valuations expert valued the total consideration issued by IMSI at $15,600,000.

         On May 17, 1999, IMSI acquired the remaining 41% equity interest in Norbakco, having acquired 59% interest on December 1, 1998. The consideration paid for the additional interest was the issue by IMSI of 53,000 Class X Shares, the issue by the Company of 53,000 Class N Shares and the purchase from the selling shareholders shareholder loans made to Norbakco in the amount of $180,000.

      Goodwill arising from the above acquisitions is being amortized straight-line over a 20 to 40 year period depending on the business acquired.

      Unaudited supplemental pro forma results of operations

      The following table presents unaudited pro-forma revenue, net loss and loss per share for the nine months ended September 30, 1999 assuming IMSI had acquired the above businesses, except for Norbakco which is not material, on January 1, 1999:

      Revenue                                                   $       27,903,000
      Net loss                                                          (2,019,000)
      Net loss per share                                        $            (0.18)


6.    INVENTORY

                                                 September 30,       September 30,
                                                    1999                1998
                                                 -------------       ------------

                                                 (unaudited)
Raw materials                                   $    2,774,520       $   957,704
Work in process                                      1,148,134            27,185
Finished goods                                       2,220,123           315,001
----------------------------------------------------------------------------------
                                                $    6,142,777       $ 1,299,890
==================================================================================


7.    BANKING FACILITIES AND CONVERTIBLE DEBENTURES

      As of September 30, 1999, the Company and its subsidiaries have utilized an aggregate of approximately $7,800,000 of authorized lines of credit totaling $10,000,000 (unaudited) (December 31, 1998 - utilized an aggregate of $1,030,000 of authorized lines of credit totaling $1,750,000). The lines of credit bear interest at Canadian prime plus 1.5% at June 30, 1999 or 7.75% (unaudited) (prime plus 1.5% or 8.25% at December 31, 1998). The credit facilities are secured by a general assignment of book debts, a general security agreement over all assets of the Company, life insurance on certain executives totaling $2,500,000 and a priority agreement with other lenders of the Company.

      In addition to the authorized lines of credit, the Company has a revolving facility of $3,500,000 for equipment loans, bearing interest at prime plus 1 1/4% and a forward exchange contract facility totaling $7,500,000.

      On May 10, 1999, the Company's subsidiary IMSI issued approximately $4,000,000 in convertible debentures to two investors. The debentures will have a term of 48 months, bear interest at 7% per annum for the first 12 months and 13% thereafter, and will be convertible at the holder's option at any time into exchangeable shares of IMSI which are then exchangeable into shares of the Company. IMSI will have the right to force conversion of the debentures if certain trading statistics are maintained after July 1, 1999. A total of $359,000 was paid by IMSI in respect of professional fees and commissions, which have been recorded as deferred financing costs.

8.       CAPITAL TRANSACTIONS

         Reverse acquisition

         On July 16, 1998, ANM Holdings Corporation, the predecessor corporation to the Company, then a non-operating corporation, acquired all of the outstanding common shares of IMSI. For accounting purposes, the transaction was treated as a reverse acquisition of ANM by IMSI. In conjunction with the reverse acquisition transaction, the Company created and authorized 10,000,000 Class N shares, and issued 4,000,000 Class N shares to the former shareholders of IMSI. The Class N shares are non-equity participating and are entitled to identical voting rights as the common stockholders. In addition, one Class N share together with one Class X share of IMSI are convertible into common shares of the Company on a one for one basis at the option of the holder until 2013, at which time the Company can force conversion of the Class N shares.

         In the nine-month period ended September 30, 1999, 924,375 Class N and 924,375 Class X shares of IMSI were exchanged for common shares of the Company (unaudited)

         Private placement financing

         During the period November 17 to November 28, 1999, the Company sold, by private placement, 1,997,300 units for US$0.90 each, consisting of one common share and one-half of a warrant. In exchange for one warrant and US$1.40, the holder may purchase one common share of the Company until May 31, 1999. These warrants were exercised during May 1999. Total proceeds resulting from the exercise of the warrants to the Company were $2,069,202 (US$1,398,110).

         On April 16, 1999, Southbridge Inc. ("Southbridge") subscribed for 1,523,810 common shares of the Company at a subscription price of $2.625 per common share. Proceeds to the Company, net of issuance costs, totaled approximately $3,693,000, net of issuance cost of approximately $307,000. As a part of the subscription, the Company granted to Southbridge 400,000 warrants which entitle Southbridge to purchase up to 200,000 common shares at the price of $2.25 per common share during the period to April 16, 2000 and 200,000 common shares at the price of $2.625 per common share during the period to April 16, 2001.

         Exchangeable share transactions - Acquisitions of TGF/Norbakco and D.C. Foods

         In conjunction with the acquisitions of D.C. Foods and TGF/Norbakco (acquired in 1998), IMSI issued exchangeable shares to satisfy the share consideration requirements of the respective share purchase agreements. The shares are exchangeable into common shares of the Company at the holder's option based on exchange ratios contained in the purchase agreements. The exchange ratio is determined by a formula which is primarily based upon the earnings before interest, depreciation and taxes ("EBITDA") of the acquired businesses for the years ending February 28, 1999 and 2000 for TGF/Norbakco and for the period from December 6, 1998 to December 31, 1999 and the year ending March 2002 or December 2002 for D.C. Foods and the Company's common stock market price on those dates.

         The value of the exchangeable shares is recorded as minority interest. Based on the financial results of the acquired operations to-date and the current market price of the Company's common stock, management has estimated that approximately 2,630,000 and 1,800,000 shares of the Company's common stock could be issued pursuant to the future conversion rights of the holders of the exchangeable shares for TGF/Norbakco and D.C. Foods, respectively. At such time as the future conversion rights of the holders of the exchangeable shares is determined, the value of the remaining minority interest associated with the individual exchangeable share holder groups will be reclassified to additional paid in capital. These shares have been treated for accounting purposes as being issued. It is impossible to predict with absolute certainty the exact number of shares that could be issued as the EBITDA of the acquired businesses for the periods specified above is unknown.

9.        NET LOSS PER SHARE

                                                                  Three months ended                Nine months ended
                                                                     September 30,                     September 30,
                                                                 1999                1998             1999            1998
                                                         -----------------  ---------------- -----------------  ---------------
                                                                      (unaudited)                         (unaudited)
          Net loss per share

          Numerator
          Net loss available to common shareholders           $  1,109,406     $     205,434     $   2,324,842   $      375,878
                                                         -----------------  ---------------- -----------------  ---------------

          Denominator
          Weighted average shares outstanding                   13,084,669         5,678,000        10,590,387        5,691,889
                                                         -----------------  ---------------- -----------------  ---------------
                                                              $       0.08     $        0.04     $        0.22     $       0.07
                                                         =================  ================ =================  ===============

         No diluted net loss per share disclosure is presented as the conversion of securities with dilutive potential in all periods had an anti-dilutive effect on loss per share. The Class N shares outstanding are considered common stock equivalents for the purposes of the basis loss per share and weighted average outstanding common shares calculations.

10.      SUBSEQUENT EVENTS (UNAUDITED)

         a)    Letter of intent - Huxtable's Foods, L.L.C. ("Huxtables").

               On October 14, 1999, the Company entered into a letter of intent to acquire certain assets of Huxtables through a newly formed subsidiary of the Company. The terms of the letter call for a cash payment of US$3,000,000 and future payments, payable in cash or common shares of the Company based on the earnings of the newly formed subsidiary during the period to December 31, 2002.

         b)    Acquisition - The Ultimate Cookie Co. Ltd. "UCC"

               On October 18, 1999, the Company acquired all of the outstanding common shares of UCC by paying $175,000 in cash and by issuing 250,000 Class E Series 5 shares and 250,000 Class E Series 6 shares of IMSI which are exchangeable into shares of the Company based on future earnings of UCC.

         c)    Exercise of broker options

               On October 18, 1999, 172,302 options held by brokers of previous financings were exercised to purchase an equivalent number of common shares of the Company. The transaction resulted in proceeds of US$172,302 to the Company.

         d)    Share subscription

               On October 20, 1999, Southbridge subscribed for 1,555,556 special warrants (the "Warrants") at a price of US$3.00 each. The Warrants entitle the holder to acquire one Class X shares of IMSI for each Warrant held for no additional consideration until the earlier of five days after the date of issuance by the Ontario Securities Commission (the "Commission") of a receipt for a preliminary prospectus filed in the province of Ontario or October 22, 2000. Approximately $4,000,000 of the proceeds resulting from the subscription for the Warrants is to be held in escrow until February 29, 2000, pending the approval of mutually agreeable acquisitions or transactions by the Company. In addition, the Company is subject to certain penalty provisions which shall be satisfied by increasing the number of shares issuable upon surrender of the Warrants by 10% to 32%. The Company will have to comply with such penalty provisions in the event that the Company does not raise additional funds or file the required prospectus documents with the Commission within the timelines specified in the special warrant indenture.

                                     AUDITORS' REPORT


To the Board of Directors
TRANSCONTINENTAL GOURMET FOODS INC.

We have audited the balance sheet of TRANSCONTINENTAL GOURMET FOODS INC. as at February 28, 1998 and 1997 and the statements of retained earnings, income and cash flow for the periods then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at February 28, 1998 and 1997 and the results of its operations and the cash flow for the periods then ended in accordance with generally accepted accounting principles.




             /s/ KRAFT, ROTHMAN, BERGER, GRILL, SCHWARTZ & COHEN
                            CHARTERED ACCOUNTANTS

Toronto, Ontario
April 27, 1998, except for Note 16
which is as of December 22, 1998

                       TRANSCONTINENTAL GOURMET FOODS INC.

                                  BALANCE SHEET

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

                                                         ASSETS
                                                                     NOVEMBER 30                     FEBRUARY 28
                                                                         1998                    1998           1997
                                                                      ---------               ---------       ---------
                                                                     (Unaudited)
CURRENT
     Cash                                                           $    -                  $    17,204     $    73,910
     Accounts receivable                                              1,116,265                 213,438         196,835
     Inventory (Note 2)                                               1,291,125                 676,162         525,811
     Sundry assets                                                       20,922                  43,437          27,653
     Loans receivable from related companies                             36,835                   -               -
     Income taxes recoverable                                            -                        -                 943
                                                                      ---------               ---------       ---------
                                                                      2,465,147                 950,241         825,152

FIXED, net (Notes 3, 5, 6 and 7)                                      1,370,266               1,116,155         877,232

DEFERRED PRODUCT DEVELOPMENT COSTS                                       -                        3,962           9,131

INVESTMENT TAX CREDITS RECOVERABLE                                       -                        -              13,585
                                                                      ---------               ---------       ---------

                                                                    $ 3,835,413             $ 2,070,358     $ 1,725,100
                                                                      =========               =========       =========


                                                      LIABILITIES
CURRENT
     Bank indebtedness (Note 5)                                     $   876,522             $     -         $     -
     Accounts payable and accrued liabilities                           864,956                 298,061         231,187
     Long-term debt (Note 6)                                            192,000                 132,000         193,793
     Capital lease obligations (Note 7)                                  26,927                  39,160          41,750
     Due to shareholders                                                 83,176                  71,731          38,700
     Income taxes payable                                                70,460                  41,133           -
                                                                      ---------               ---------       ---------
                                                                      2,114,041                 582,085         505,430

LONG-TERM DEBT (Note 6)                                                 594,500                 396,000         202,873

CAPITAL LEASE OBLIGATIONS (Note 7)                                       52,014                  28,508          67,668

DEFERRED GOVERNMENT GRANT                                                 -                      21,717          27,117

CONVERTIBLE DEBENTURES                                                    -                       -             531,000

DEFERRED INCOME TAXES                                                    93,000                  41,030          36,030
                                                                      ---------               ---------       ---------
                                                                    $ 2,853,555             $ 1,069,340     $ 1,370,118
                                                                      ---------               ---------       ---------

                                                  SHAREHOLDERS' EQUITY

CAPITAL STOCK (Note 9)                                                  475,100                 540,100          80,400

RETAINED EARNINGS                                                       506,758                 460,918         274,582
                                                                      ---------               ---------       ---------
                                                                        981,858               1,001,018         354,982
                                                                      ---------               ---------       ---------

                                                                    $ 3,835,413             $ 2,070,358     $ 1,725,100
                                                                      =========               =========       =========

See accompanying notes to financial statements.

                       TRANSCONTINENTAL GOURMET FOODS INC.

                         STATEMENT OF RETAINED EARNINGS

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES



                                                                  NOVEMBER 30               FEBRUARY 28
                                                                     1998              1998             1997
                                                                   ---------         ---------        ---------
                                                                   (Unaudited)
                                                                    (Note 13)                          (Note 13)
RETAINED EARNINGS, beginning of period                            $  460,918        $  274,582       $  136,624

  Net earnings for the period                                         57,317           197,636          141,579
                                                                   ---------         ---------        ---------
                                                                     518,235           472,218          278,203

  Dividends paid                                                    ( 11,477)         ( 11,300)        (  3,621)
                                                                   ---------         ---------        ---------

RETAINED EARNINGS, end of period                                  $  506,758        $  460,918       $  274,582
                                                                   =========         =========        =========




See accompanying notes to financial statements.

                       TRANSCONTINENTAL GOURMET FOODS INC.

                               STATEMENT OF INCOME

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES



                                                       NOVEMBER 30                     FEBRUARY 28
                                                          1998                    1998             1997
                                                        ---------               ---------        ---------
                                                       (Unaudited)
                                                        (Note 13)                                (Note 13)

SALES                                                 $ 3,842,487             $ 5,206,031      $ 3,830,176
                                                        ---------               ---------        ---------

COST OF SALES
  Inventory, beginning of period                          676,162                 525,811          591,650
  Direct labour                                           809,298               1,047,998          623,335
  Purchases                                             1,509,137               1,734,815        1,357,913
  Delivery                                                274,170                 289,234          164,075
                                                        ---------               ---------        ---------
                                                        3,268,767               3,597,858        2,736,973
       Less:  Inventory, end of period                  1,291,125                 676,162          525,811
                                                        ---------               ---------        ---------
                                                        1,977,642               2,921,696        2,211,162
                                                        ---------               ---------        ---------

GROSS PROFIT                                            1,864,845               2,284,335        1,619,014
PRODUCTION EXPENSES                                       304,668                 328,828          253,387
ADMINISTRATIVE EXPENSES                                 1,082,767               1,345,531          873,495
                                                        ---------               ---------        ---------

EARNINGS BEFORE THE FOLLOWING                             477,410                 609,976          492,132
  Interest                                                100,321                  85,241          103,883
  Depreciation and amortization                           238,475                 247,871          204,270
                                                        ---------               ---------        ---------

EARNINGS BEFORE INCOME TAXES                              138,614                 276,864          183,979
                                                        ---------               ---------        ---------

  Income taxes - current                                   29,327                  74,228           39,200
               - deferred                                  51,970                   5,000            3,200
                                                        ---------               ---------        ---------
                                                           81,297                  79,228           42,400
                                                        ---------               ---------        ---------

NET EARNINGS FOR THE PERIOD                           $    57,317             $   197,636      $   141,579
                                                        =========               =========        =========




See accompanying notes to financial statements.

                       TRANSCONTINENTAL GOURMET FOODS INC.

                             STATEMENT OF CASH FLOW

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES



                                                                              NOVEMBER 30              FEBRUARY 28
                                                                                 1998              1998           1997
                                                                               --------          --------       --------
                                                                              (Unaudited)
                                                                               (Note 13)                        (Note 13)
OPERATING ACTIVITIES
  Net earnings for the period                                                $   57,317        $  197,636     $  141,579
  Amortization                                                                  238,475           247,871        204,270
  Deferred income taxes                                                          51,970             5,000          3,200
  Change in non-cash working capital balances related to operations
     Accounts receivable                                                       (902,827)         ( 16,603)      ( 49,718)
     Inventory                                                                 (614,963)         (150,351)        65,839
     Sundry assets                                                               22,515          ( 15,784)        60,727
     Accounts payable and accrued liabilities                                   566,895            66,874       ( 36,680)
     Income taxes payable                                                        29,327            42,076         33,170
                                                                               --------          --------       --------
                                                                               (551,291)          376,719        422,387
                                                                               --------          --------       --------

FINANCING ACTIVITIES
  Due to shareholders                                                            11,445            71,731         53,151
  Dividends paid                                                               ( 11,477)         ( 11,300)      (  3,621)
  Capital lease obligations                                                      11,273          ( 41,750)      ( 43,572)
  Long-term debt                                                                258,500           131,334       (121,751)
  Redemption of share capital                                                  ( 65,000)         ( 10,000)         -
  Share capital issued                                                            -                 -             50,000
  Deferred government grant                                                    ( 21,717)         (  5,400)      (  6,780)
  Investment tax credits recoverable                                              -                13,585         22,737
  Convertible debentures                                                          -              (100,000)         -
  Loans receivable from related companies                                      ( 36,835)            -              -
                                                                               --------          --------       --------
                                                                                146,189            48,200       ( 49,836)
                                                                               --------          --------       --------

INVESTING ACTIVITY
  Purchase of fixed assets                                                     (488,624)         (481,625)      (167,250)
                                                                               --------          --------       --------

CHANGE IN CASH AND BANK INDEBTEDNESS                                           (893,726)         ( 56,706)       205,301

CASH AND BANK INDEBTEDNESS, beginning of period                                  17,204            73,910       (131,391)
                                                                               --------          --------       --------

CASH AND BANK INDEBTEDNESS, end of period                                    $ (876,522)       $   17,204     $   73,910
                                                                               ========          ========       ========




See accompanying notes to financial statements.

                       TRANSCONTINENTAL GOURMET FOODS INC.

                          NOTES TO FINANCIAL STATEMENTS

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (FIGURES AS AT NOVEMBER 30, 1998 AND FOR THE NINE MONTH PERIOD ENDED
                        NOVEMBER 30, 1998 ARE UNAUDITED)


1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        (a)     INVENTORY

                Inventory is valued at the lower of cost and net realizable value.

        (b)     FIXED ASSETS

                Fixed assets are recorded at cost. Amortization is being provided to charge operations with the cost of assets over their estimated useful lives as follows:

                  Machinery and equipment             - 20% per annum, declining balance basis
                  Artworks, moulds and dies           - 20% per annum, declining balance basis
                  Vehicles                            - 30% per annum, declining balance basis
                  Computer                            - 30% per annum, declining balance basis
                  Office equipment                    - 20% per annum, declining balance basis
                  Leasehold improvements - over term of lease, straight-line basis

                A half year's amortization is taken in the year of acquisition.

                Artwork, moulds and dies represent amounts paid to third parties for packaging design and print set-up.

        (c)     ASSETS UNDER CAPITAL LEASES

                Assets under capital leases are initially recorded at the cost to otherwise purchase the asset. Amortization is provided to charge operations with the cost of the assets over their estimated useful lives on the declining balance basis at the following annual rates.

                          Machinery and equipment             - 20%
                          Vehicles                            - 30%

        (d)     DEFERRED PRODUCT DEVELOPMENT COSTS

                Deferred product development costs are recorded at cost and amortized on a straight-line basis over five years.

        (e)     DEFERRED GOVERNMENT GRANT

                The deferred government grant is being amortized on a declining balance at 20% per annum.

        (f)     FOREIGN CURRENCY TRANSLATIONS

                Assets, liabilities, revenues and expenses arising from foreign currency transactions are translated into Canadian dollars at the exchange rate in effect on the date of the transactions.

                Monetary items denominated in a foreign currency (such as accounts payable) are adjusted to reflect the exchange rate in effect at the balance sheet date.

                Any exchange gain or loss that arises from translation or settlement of a foreign currency denominated monetary item is included in the determination of net loss for the year.

        (g)     REVENUE RECOGNITION

                Revenue is recognized at the time product is shipped to the customer.

        (h)     INCOME TAXES

                Income taxes are provided for on the allocation basis and include provision for all income taxes currently payable as well as those which have been deferred to future years. The deferred tax balance arises from amortization being claimed for income tax purposes in amounts differing from those recorded in the accounts.

        (i)     ESTIMATES

                The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

        (j)     UNAUDITED INTERIM FINANCIAL STATEMENTS

                The unaudited interim financial statements reflect all adjustments (including normal recurring adjustments) which are, in the opinion of management, necessary to produce a fair statement of the financial position and results of operations for the periods presented.

2.      INVENTORY

                                                      NOVEMBER 30            FEBRUARY 28
                                                         1998            1998           1997
                                                       ---------       ---------     ---------
            Raw materials                            $   234,895     $   209,056   $   249,582
            Work-in-process                              117,660         151,532       111,843
            Finished goods                               938,570         315,574       164,386
                                                       ---------       ---------     ---------

                                                     $ 1,291,125     $   676,162   $   525,811
                                                       =========       =========     =========

3.      FIXED ASSETS

                                                                                    NOVEMBER 30, 1998
                                                                 ------------------------------------------------------

                                                                                       ACCUMULATED

                                                                      COST            AMORTIZATION              NET
                                                                      ----            ------------              ---
            Machinery and equipment                               $ 2,146,069         $ 1,100,353          $ 1,045,716
            Artwork, moulds and dies                                  311,478             145,024              166,454
            Vehicles                                                   68,017              59,858                8,159
            Computer hardware                                          60,682              39,804               20,878
            Office equipment                                           26,984              13,361               13,623
            Leasehold improvements                                     80,569              62,233               18,336
                                                                    ---------           ---------            ---------
                                                                    2,693,799           1,420,633            1,273,166
                                                                    ---------           ---------            ---------
            Assets under capital lease
              Machinery and equipment                                 127,581              52,148               75,433
              Vehicles                                                113,987              92,320               21,667
                                                                    ---------           ---------            ---------
                                                                      241,568             144,468               97,100
                                                                    ---------           ---------            ---------

                                                                  $ 2,935,367         $ 1,565,101          $ 1,370,266
                                                                    =========           =========            =========

                                                                                    FEBRUARY 28, 1998
                                                                 ------------------------------------------------------

                                                                                       ACCUMULATED

                                                                      COST             AMORTIZATION              NET
                                                                      ----             ------------              ---
            Machinery and equipment                               $ 1,729,969         $   940,290          $   789,679
            Artwork, moulds and dies                                  304,307             116,072              188,235
            Vehicles                                                   68,017              57,489               10,528
            Computer hardware                                          49,081              34,866               14,215
            Office equipment                                           23,082              11,187               11,895
            Leasehold improvements                                     80,569              42,885               37,684
                                                                    ---------           ---------            ---------
                                                                    2,255,025           1,202,789            1,052,236
                                                                    ---------           ---------            ---------
            Assets under capital lease
              Machinery and equipment                                  77,731              41,769               35,962
              Vehicles                                                113,987              86,030               27,957
                                                                    ---------           ---------            ---------
                                                                      191,718             127,799               63,919
                                                                    ---------           ---------            ---------

                                                                  $ 2,446,743         $ 1,330,588          $ 1,116,155
                                                                    =========           =========            =========

                                                                                    FEBRUARY 28, 1997
                                                                 ------------------------------------------------------

                                                                                       ACCUMULATED

                                                                      COST             AMORTIZATION              NET
                                                                      ----             ------------              ---
            Machinery and equipment                              $ 1,379,670          $   786,657          $   593,013
            Artwork, moulds and dies                                 225,703               78,839              146,864
            Vehicles                                                  68,017               52,977               15,040
            Computer hardware                                         39,054               29,370                9,684
            Office equipment                                          18,961                8,728               10,233
            Leasehold improvements                                    41,995               24,488               17,507
                                                                   ---------            ---------            ---------
                                                                   1,773,400              981,059              792,341
                                                                   ---------            ---------            ---------
            Assets under capital lease
              Machinery and equipment                                 77,731               32,779               44,952
              Vehicles                                               113,988               74,049               39,939
                                                                   ---------            ---------            ---------
                                                                     191,719              106,828               84,891
                                                                   ---------            ---------            ---------

                                                                 $ 1,965,119          $ 1,087,887          $   877,232
                                                                   =========            =========            =========

        Amortization of assets under capital lease during the period amounted to $16,670 (February 28, 1998 - $20,971; February 28, 1997 - $34,824).

4.      DEFERRED PRODUCT DEVELOPMENT COSTS

        Deferred product development costs consist of the following:

                                                                    NOVEMBER 30               FEBRUARY 28

                                                                        1998               1998         1997
                                                                      --------           --------     --------

            Product development costs                               $   48,345         $   48,345   $   48,345
              Less:  Accumulated amortization                           48,345             44,383       39,214
                                                                      --------           --------     --------

                                                                    $    -             $    3,962   $    9,131
                                                                      ========           ========     ========


5.      BANK INDEBTEDNESS

        The demand bank loan bears interest at 8.25% per annum and is secured by a general assignment of book debts, inventory and defined values of certain fixed assets financed separately under long-term debt (Note 6) and capital lease obligations (Note 7).

6.      LONG-TERM DEBT

        The long-term debt is a five year business loan bearing interest at prime plus 3/4% per annum, payable monthly. As collateral, the Company has provided a general assignment of accounts receivable, a general security agreement over all assets, assigned life insurance, assigned fire insurance over inventory and equipment and a first charge over certain equipment. The aggregate payments in each of the four succeeding years are as follows:

                                              NOVEMBER 30                        FEBRUARY 28

                                                 1998                       1998             1997
                                               --------                   --------         --------
            February 28, 1998                $    -                     $    -           $  193,793
            February 28, 1999                     -                        132,000          165,390
            November 30, 1999                   192,000                      -                -
            February 28, 2000                     -                        132,000           37,483
            November 30, 2000                   202,000                      -                -
            February 28, 2001                     -                        132,000            -
            November 30, 2001                   212,000                      -                -
            February 28, 2002                     -                        132,000            -
            November 30, 2002                   180,500                      -                -
                                               --------                   --------         --------
                                                786,500                    528,000          396,666
              Less:  Current portion            192,000                    132,000          193,793
                                               --------                   --------         --------

                                             $  594,500                 $  396,000       $  202,873
                                               ========                   ========         ========


        Interest expense on long-term debt was $87,479 (February 28, 1998 - $85,241; February 28, 1997 - $34,449).

7.      CAPITAL LEASE OBLIGATIONS

        The Company has the following obligations under capital leases.

                                             NOVEMBER 30                         FEBRUARY 28

                                                1998                       1998               1997
                                              --------                   --------           --------

            February 28, 1998               $    -                     $    -             $   52,976
            February 28, 1999                    -                         42,655             45,076
            November 30, 1999                   34,861                      -                  -
            February 28, 2000                    -                         17,851             17,192
            November 30, 2000                   30,353                      -                  -
            February 28, 2001                    -                         16,514             14,752
            November 30, 2001                   11,961                      -                  -
            November 30, 2002                   11,961                      -                  -
            November 30, 2003                    6,978                      -                  -
                                              --------                   --------           --------
                                                96,114                     77,020            129,996
              Less:  Interest                   17,173                      9,352             20,578
              Current portion                   26,927                     39,160             41,750
                                              --------                   --------           --------

                                            $   52,014                 $   28,508         $   67,668
                                              ========                   ========           ========

8.      DEFERRED GOVERNMENT GRANT

        During 1994, the Company received approximately $59,000 of government assistance pursuant to an agreement dated June 24, 1993 with the Ontario Ministry of Agriculture and Food ("Ministry") to assist in the financing and purchase of certain production equipment. Under the terms of the Company's agreement with the Ministry, the Company is required to meet certain requirements and conditions, including maintaining its plant location in Ontario. If there is a breach of these conditions, part or all of the assistance may be repayable.


9.      CAPITAL STOCK

        Share capital consists of the following.

        AUTHORIZED
        Unlimited             CLASS "A" SPECIAL SHARES, non-participating,
                              non-voting unless dividends in default for 1 year, dividends at the Bank of Canada's prime rate plus
                              2% payable quarterly, redeemable and retractable at amount paid up thereon

        Unlimited             COMMON SHARES

                                                      COMMON SHARES                 CLASS "A" SPECIAL SHARES
                                               --------------------------    --------------------------------------
                                                                                                           TOTAL
                                                 NUMBER          BOOK          NUMBER         BOOK         BOOK
                                                OF SHARES        VALUE        OF SHARES       VALUE        VALUE
                                                ---------       --------      ---------      --------     --------
        Balance, February 28, 1996             $    9,000     $    5,400     $      250    $   25,000   $   30,400
               Issued                               -              -                500        50,000       50,000
                                                 --------       --------       --------      --------     --------
        Balance, February 28, 1997                  9,000          5,400            750        75,000       80,400
               Issued (see (i) below)               3,858        350,000          1,197       119,700      469,700
               Redemption                           -              -           (    100)     ( 10,000)    ( 10,000)
                                                 --------       --------       --------      --------     --------
        Balance, February 28, 1998                 12,858        355,400          1,847       184,700      540,100
               Redemption                           -              -           (    650)     ( 65,000)    ( 65,000)
                                                 --------       --------       --------      --------     --------

        Balance, November 30, 1998             $   12,858     $  355,400     $    1,197    $  119,700   $  475,100
                                                 ========       ========       ========      ========     ========


        (i) Pursuant to a refinancing agreement which closed March 31, 1997, the Company's capital stock increased on the following basis.

                        Issue of common shares                                                          $    350,000
                        Conversion of debentures to Class "A" special shares                                  81,000
                        Conversion of shareholder loans to Class "A" special shares                           38,700
                                                                                                          ----------
                        Increase in share capital March 31, 1998                                        $    469,700
                                                                                                          ==========


        Subsequent to November 30, 1998, the Company redeemed the remaining Class "A" special shares at $100 per share.

10.     RELATED PARTY TRANSACTIONS

        The Company had the following transactions with related parties.

                                                                      NOVEMBER 30                    FEBRUARY 28

                                                                         1998                     1998          1997
                                                                      -----------              ---------      --------
            Interest expense on shareholder loans                    $   11,000              $    -         $   -
            Consulting fees paid to shareholders                        122,667                 158,581        60,992
            Allocated administrative cost                               130,000                   -             -

11.     LEASE COMMITMENTS

        The Company is committed to a rental for its premises of approximately $104,044 under agreements expiring in December 1999 as follows.

                                             NOVEMBER 30              FEBRUARY 28
                                                1998              1998          1997
                                              --------          --------      --------
            February 28, 1998               $    -            $    -        $   87,435
            February 28, 1999                    -                92,426        92,426
            November 30, 1999                   96,041             -             -
            February 28, 2000                    -                80,035        80,035
            November 30, 2000                    8,003             -             -
                                              --------          --------      --------

                                            $  104,044        $  172,461    $  259,896
                                              ========          ========      ========


12.     ECONOMIC DEPENDENCE

        Approximately 32% (February 28, 1998 - 40%; 1997 - 40%) of sales during the period are to several regional divisions of one customer. Sales are negotiated separately with each regional division.

13.     COMPARATIVE FIGURES

        The comparative figures are for the nine month period ended November 30, 1998 and eleven month period ended February 28, 1997.

14.     FINANCIAL INSTRUMENTS

        CREDIT RISK

        The company is exposed to credit risk on the accounts receivable from its customers. In order to reduce credit risk, the company reviews the account and monitors credit worthiness on a regular basis.

        FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

        The carrying amounts of accounts receivable, deposit on equipment, loans to related companies and accounts payable approximate their fair value because of the short-term maturities of these items.

        The carrying amounts of bank indebtedness, long-term debt and capital lease obligations approximate fair value because they bear interest reasonably close to the market rate.

15.     UNITED STATES ACCOUNTING PRINCIPLES

        The following table reconciles the net income as reported on the statement of earnings prepared in accordance with Canadian GAAP to the net income that would have been reported had the financial statements been prepared in accordance with U.S. GAAP.

                                                                        NOVEMBER 30               FEBRUARY 28

                                                                           1998               1998           1997
                                                                         ---------         ---------      ---------
            Net income in accordance with Canadian GAAP                $    88,042       $   197,636    $   141,579
            Deferred product developments costs                              3,057             3,988       (  7,045)
                                                                         ---------         ---------      ---------

            Net income in accordance with U.S. GAAP                    $    91,099       $   201,624    $   134,534
                                                                         =========         =========      =========

            Total assets                                               $ 3,885,413       $ 2,066,396    $ 1,715,969
                                                                         =========         =========      =========

            Retained earnings                                          $   537,483       $   457,861    $   267,537
                                                                         =========         =========      =========


        (a)     STATEMENT OF CASH FLOW

                Under Canadian GAAP, bank indebtedness forms a part of cash equivalents. Under U.S. GAAP, changes in bank indebtedness represent financing activities. Changes in bank indebtedness amounted to $932,583 (February 28, 1998 - nil; February 28, 1997
                - $(138,053))

                                                                              NOVEMBER 30                FEBRUARY 28

                                                                                 1998               1998             1997
                                                                               ---------          ---------        ---------
                Cash provided by (used in) operating activities              $ ( 501,291)       $   376,719      $   422,387
                Cash provided (used in) by financing activities                1,028,772             48,200        ( 187,889)
                Cash used in investing activities                              ( 488,624          ( 481,625)       ( 167,250)
                                                                               ---------          ---------        ---------
                Change in cash                                                    38,857           ( 56,706)          67,248

                Cash, beginning of year                                           17,204             73,910            6,662
                                                                               ---------          ---------        ---------

                CASH, END OF YEAR - U.S. GAAP                                $    56,061        $    17,204      $    73,910
                                                                               =========          =========        =========

        (b)     ADDITIONAL DISCLOSURES AS REQUIRED IN ACCORDANCE WITH U.S. GAAP

                                                             NOVEMBER 30              FEBRUARY 28
                                                                1998             1998             1997
                                                              --------         --------         --------
                Allowance for doubtful accounts             $   18,500      $      -         $      -
                                                              ========         ========         ========


        (c)     SUPPLEMENTARY INFORMATION

                                                        NOVEMBER 30              FEBRUARY 28
                                                           1998              1998           1997
                                                         --------          --------       --------

                Income taxes paid                      $    -            $   32,564     $   22,326
                                                         ========          ========       ========

                Interest paid                          $  100,321        $   85,241     $  103,883
                                                         ========          ========       ========


        (d) Financial Accounting Standards No. 109, "Accounting for Income Taxes" requires the use of an asset and liability approach for financial accounting and reporting for income taxes. There would be no cumulative effect from the adoption of the statement, nor would the results of operations be different than those reported under Canadian GAAP.

        The following is a summary of the components of the deferred tax liability amount calculated in accordance with U.S. GAAP.


                                                                         NOVEMBER 30                   FEBRUARY 28
                                                                             1998                    1998        1997
                                                                          ---------               ---------    ---------
        Tax depreciation in excess of accounting depreciation           $    51,970             $     5,000  $     3,200
                                                                          =========               =========    =========


16.     SUBSEQUENT EVENT

        On December 1, 1998, all of the Company's common shares were acquired by a public corporation.

17.     UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

        The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                                AUDITORS' REPORT



To the Shareholders of
1188980 ONTARIO LTD.
(OPERATING AS TASTY BATTERS; THE PREDECESSOR COMPANY TO TASTY SELECTIONS INC.)

We have audited the balance sheet of 1188980 ONTARIO LTD. (OPERATING AS TASTY BATTERS) as at June 30, 1998 and the statements of income and retained earnings and cash flows for each of the two fiscal years in the period ended June 30, 1998. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at June 30, 1998 and the results of its operations and its cash flow for each of the two fiscal years in the period ended June 30, 1998 in accordance with generally accepted accounting principles.




             /s/ KRAFT, ROTHMAN, BERGER, GRILL, SCHWARTZ & COHEN
                            CHARTERED ACCOUNTANTS

Toronto, Ontario
September 1, 1998, except for Note 11
which is as of May 21, 1999

                              1188980 ONTARIO LTD.
                         (OPERATING AS TASTY BATTERS;
                    PREDECESSOR TO TASTY SELECTIONS INC.)

                                  BALANCE SHEETS

                                     ASSETS

                                                                        MARCH 31                  JUNE 30
                                                                          1999                      1998
                                                                       ----------                ----------
                                                                       (Unaudited)
CURRENT
  Cash (Note 2)                                                        $  241,920                $  293,575
  Accounts receivable                                                     602,018                   501,722
  Inventory                                                               459,771                   334,684
  Prepaid expense and deposits                                            105,834                    56,494
                                                                       ----------                ----------

                                                                        1,409,543                 1,186,475


CAPITAL (Note 3)                                                          493,877                   528,046
                                                                       ----------                ----------

                                                                       $1,903,420                $1,714,521
                                                                       ==========                ==========

                                   LIABILITIES

CURRENT
  Accounts payable and accrued liabilities                             $  437,015                $  492,655
  Roynat loan (Note 4)                                                     60,000                    60,000
  Small business loan (Note 5)                                             50,000                    50,000
  Income taxes payable                                                     80,031                    33,275
  Roynat subordinated debenture (Note 7)                                   50,150                      --
  Advances from shareholders                                              200,000                      --
                                                                       ----------                ----------
                                                                          877,196                   635,930

ROYNAT LOAN (Note 4)                                                       90,000                   135,000

SMALL BUSINESS LOAN (Note 5)                                               95,833                   133,333

ROYNAT SUBORDINATED DEBENTURE (Note 7)                                    306,299                   358,628

ADVANCES FROM SHAREHOLDERS (Note 6)                                          --                     200,000

DEFERRED INCOME TAXES                                                      65,400                    33,747
                                                                       ----------                ----------
                                                                        1,434,728                 1,496,638
                                                                       ----------                ----------

                              SHAREHOLDERS' EQUITY
CAPITAL STOCK (Note 8)                                                        100                       100

RETAINED EARNINGS                                                         468,592                   217,783
                                                                       ----------                ----------
                                                                          468,692                   217,883
                                                                       ----------                ----------

                                                                       $1,903,420                $1,714,521
                                                                       ==========                ==========


See accompanying notes to financial statements.

                             1188980 ONTARIO LTD.
                         (OPERATING AS TASTY BATTERS;
                    PREDECESSOR TO TASTY SELECTIONS INC.)

                  STATEMENT OF INCOME AND RETAINED EARNINGS



                                                        NINE MONTHS ENDED
                                                            MARCH 31,                YEARS ENDED JUNE 30,
                                                              1999                1998                  1997
                                                            ---------            ---------            ---------
                                                           (Unaudited)                                (Note 12)
                                                            (Note 12)

GROSS SALES                                              $  4,701,079          $ 5,656,431          $ 4,217,277
  Discounts allowed                                           (52,751)             (84,890)             (46,283)
  Rebates and allowances                                     (180,145)            (243,289)            (177,371)
                                                            ---------            ---------            ---------

NET SALES                                                   4,468,183            5,328,252            3,993,623


COST OF GOODS SOLD                                          3,364,922            4,118,396            3,191,796
                                                            ---------            ---------            ---------

GROSS PROFIT                                                1,103,261            1,209,856              801,827
                                                            ---------            ---------            ---------

EXPENSES
  Selling                                                     320,712              373,893              304,234
  Administrative                                              292,717              444,742              427,236
  Financial                                                   101,995              115,366               61,407
                                                            ---------            ---------            ---------
                                                              715,424              934,001              792,877
                                                            ---------            ---------            ---------

INCOME BEFORE INCOME TAXES                                    387,837              275,855                8,950
                                                            ---------            ---------            ---------


  Income taxes - current                                      105,375               43,283                 --
               - deferred                                      31,653               31,689                2,058
  Utilization of loss carry-forward                              --                (10,008)                --
                                                            ---------            ---------            ---------
                                                              137,028               64,964                2,058
                                                            ---------            ---------            ---------

NET INCOME FOR THE YEAR                                       250,809              210,891                6,892

RETAINED EARNINGS, beginning of year                          217,783                6,892                 --
                                                            ---------            ---------            ---------

RETAINED EARNINGS, end of year                              $ 468,592            $ 217,783            $   6,892
                                                            =========            =========            =========






See accompanying notes to financial statements.

                             1188980 ONTARIO LTD.
                         (OPERATING AS TASTY BATTERS;
                    PREDECESSOR TO TASTY SELECTIONS INC.)

                             STATEMENT OF CASH FLOWS


                                                                    NINE MONTHS ENDED
                                                                         MARCH 31,            YEARS ENDED JUNE 30,
                                                                            1999             1998              1997
                                                                        ------------       -----------       -----------
                                                                        (Unaudited)                           (Note 12)
                                                                          (Note 12)
OPERATING ACTIVITIES
  Net income for the year                                                $   250,809       $   210,891       $     6,892
  Deferred income taxes                                                       31,653            31,689             2,058
  Amortization                                                                47,717            61,486            30,126
                                                                        ------------       -----------       -----------
                                                                             330,179           304,066            39,076
                                                                        ------------       -----------       -----------
  Change in non-cash components of working capital
    Increase in accounts receivable                                         (100,296)         (147,241)         (354,481)
    (Increase) decrease in inventory                                        (125,087)           50,483          (385,167)
    Increase in prepaid expenses and deposits                                (49,340)           (4,103)          (52,391)
    Increase (decrease) in accounts payable and accrued liabilities          (55,640)          169,356           323,299
    Increase in income taxes payable                                          46,756            33,275              --
                                                                        ------------       -----------       -----------
                                                                              46,572           405,836          (429,664)
                                                                        ------------       -----------       -----------

FINANCING ACTIVITIES
  Proceeds from (payment of) Roynat loan (net)                               (45,000)          (60,000)          255,000
  Proceeds from (payment of) small business loan (net)                       (37,500)          (50,000)          233,333
  Proceeds from (payment of) Roynat subordinated debentures                   (2,179)          (41,372)          400,000
  Advance from shareholders                                                     --                --             200,000
  Bank loan                                                                     --             (10,000)           10,000
  Issuance of capital stock                                                     --                --                 100
                                                                        ------------       -----------       -----------
                                                                             (84,679)         (161,372)        1,098,433
                                                                        ------------       -----------       -----------
INVESTING ACTIVITY
  Purchase of capital assets                                                 (13,548)          (24,680)         (594,978)
                                                                        ------------       -----------       -----------
CHANGE IN CASH                                                               (51,655)          219,784            73,791

CASH, beginning of year                                                      293,575            73,791              --
                                                                        ------------       -----------       -----------
CASH, end of year                                                       $    241,920       $   293,575       $    73,791
                                                                        ============       ===========       ===========


See accompanying notes to financial statements.

                             1188980 ONTARIO LTD.
                         (OPERATING AS TASTY BATTERS;
                    PREDECESSOR TO TASTY SELECTIONS INC.)

                          NOTES TO FINANCIAL STATEMENTS

       (FIGURES AS AT MARCH 31, 1999 AND THE NINE MONTH PERIOD THEN ENDED
                                 ARE UNAUDITED)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  INVENTORIES

          Raw materials are valued at the lower of cost and replacement cost. Finished goods are valued at the lower of cost and net realizable value. Cost is determined on a first in, first out basis.

     (b)  CAPITAL ASSETS


          Capital assets are stated at cost. Amortization is being provided for as follows:

          Machinery and equipment             - over 10 years, straight-line basis
          Leasehold improvements              - over the life of the lease, straight-line basis
          Computer equipment                  - over 5 years, straight-line basis
          Office furniture and equipment      - over 10 years, straight-line basis

     (c)  REVENUE RECOGNITION

          Revenue is recognized at the time product is shipped to the customer.

     (d)  USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (e)  UNAUDITED INTERIM FINANCIAL STATEMENTS

          The unaudited interim financial statements reflect all adjustments (including normal recurring adjustments) which are, in the opinion of management, necessary to produce a fair statement of the financial position and results of operations for the periods presented.


2.   CASH

         Cash is comprised of the following.

                                          March 31,        June 30,
                                            1999             1998
          Cash and money market fund      $ 368,976       $ 304,701
          Outstanding cheques              (127,056)        (11,126)
                                          ---------       ---------
                                          $ 241,920       $ 293,575
                                          =========       =========

3.       CAPITAL ASSETS

                                                            March 31,                            June 30,
                                                              1999                                 1998
                                           ----------------------------------------                ----
                                                        ACCUMULATED
                                           COST         AMORTIZATION           NET                  NET
                                           ----         ------------           ---                  ---

Machinery and equipment                   $586,311          $129,004        $457,307             $498,801
Leasehold improvements                      23,602             4,253          19,349               10,666
Computer equipment                           4,260             1,917           2,343                2,982
Office furniture and equipment              19,033             4,155          14,878               15,597
                                          --------          --------        --------             --------
                                          $633,206          $139,329        $493,877             $528,046
                                          ========          ========        ========             ========

                             1188980 ONTARIO LTD.
                         (OPERATING AS TASTY BATTERS;
                    PREDECESSOR TO TASTY SELECTIONS INC.)

                          NOTES TO FINANCIAL STATEMENTS

      (FIGURES AS AT MARCH 31, 1999 AND THE NINE MONTH PERIOD THEN ENDED
                                ARE UNAUDITED)



4.   ROYNAT LOAN

     The loan bears interest at Roynat's floating base rate plus 3.5% per annum, repayable in monthly payments of $5,000 and is secured by a first charge on all fixed assets, subject to a prior fixed charge of $250,000 in favour of the bank (Note 5) on all equipment, except that which was purchased specifically with Roynat financing, a first floating charge on all other assets including all trademarks, patents and intellectual property.

     The loan is to be repaid as follows.

                                                                   March 31,
                                                                     1999
       2000                                                        $ 60,000
       2001                                                          60,000
       2002                                                          30,000
                                                                   --------
                                                                    150,000
Less: Current portion                                                60,000
                                                                   --------
                                                                   $ 90,000
                                                                   ========


5.   SMALL BUSINESS LOAN

     The small business loan bears interest at prime plus 3% per annum, repayable monthly in equal payments of $4,166.67 plus interest and is secured by a $250,000 chattel first mortgage on equipment.

     The loan is repayable over the next five years as follows.

                                                                  March 31,
                                                                     1999
     2000                                                         $ 50,000
     2001                                                           50,000
     2002                                                           45,833
                                                                   --------
                                                                   145,833
     Less: Current portion                                          50,000
                                                                   --------
                                                                  $ 95,833
                                                                   ========


6.       ADVANCES FROM SHAREHOLDERS

These advances bear interest at Roynat's base rate plus 3.5% per annum with no specific terms of repayment and are secured by a general security agreement over all assets of the company. The loans have been postponed in favour of the company's bankers and Roynat Inc.. Subsequent to March 31, 1999, the loans were repaid.

                             1188980 ONTARIO LTD.
                         (OPERATING AS TASTY BATTERS;
                    PREDECESSOR TO TASTY SELECTIONS INC.)


                          NOTES TO FINANCIAL STATEMENTS

                (FIGURES AS AT MARCH 31, 1999 AND THE NINE MONTH
                        PERIOD THEN ENDED ARE UNAUDITED)



7.       ROYNAT'S SUBORDINATED DEBENTURE

         The debenture bears interest at Roynat's base rate plus 3.5% per annum, has been postponed to the bank and is secured by the same terms as the Roynat loan (Note 4). The principal amount of the loan is repaid annually, calculated as 20% of net after tax profit with a balloon payment on August 1, 2001.

8.       CAPITAL STOCK

         AUTHORIZED
         1,000,000 Class "A" special shares, non-voting, fully participating redeemable
         1,000,000 Class "B" special shares, non-voting, 100%, non-cumulative, redeemable
         1,000,000 Common shares

         ISSUED
         10                Class "A" special shares                       $ 10
         90                Common shares                                    90
                                                                          ----
                                                                          $100
                                                                          ====

9.       CONTRACT AND COMMITMENTS

         The company has a lease for its operating premises which expires December 31, 1999. The remaining minimum lease payment amounts to $68,828.

10.      FINANCIAL INSTRUMENTS

         The company uses the following methods and assumptions to estimate the fair value of each class of financial instruments.

         (a) Cash, accounts receivable and all current liabilities - the carrying amounts approximate fair value because of the short maturity of those instruments.

         (b) Long-term portion of Roynat loan, advances from shareholders, small business loan, subordinated debenture - the carrying amounts approximate fair value because the interest rate is floating with prime.

11.      UNITED STATES ACCOUNTING PRINCIPLES

         The company prepares its financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which generally conform to generally accepted accounting principles in the United States ("U.S. GAAP"), except for the following.

                             1188980 ONTARIO LTD.
                         (OPERATING AS TASTY BATTERS;
                    PREDECESSOR TO TASTY SELECTIONS INC.)


                        NOTES TO FINANCIAL STATEMENTS

               (FIGURES AS AT MARCH 31, 1999 AND THE NINE MONTH
                       PERIOD THEN ENDED ARE UNAUDITED)


11.      UNITED STATES ACCOUNTING PRINCIPLES (Continued)

         (a)      ADDITIONAL DISCLOSURES AS REQUIRED IN ACCORDANCE WITH U.S.
                  GAAP

                                                   MARCH 31,               JUNE 30,               JUNE 30,
                                                      1999                   1998                   1997
                                                   --------                --------                -------
                  Allowance for doubtful accounts  $  4,000                $ 12,038               $18,000
                                                   ========                ========                =======


         (b)      SUPPLEMENTARY INFORMATION

                                                    MARCH 31,               JUNE 30,                JUNE 30,
                                                      1999                   1998                   1997
                                                   --------                --------                -------

                  Income taxes paid                $ 58,619                $  --                   $  --
                                                   ========                ========                =======


                  Interest paid                    $ 76,283                $117,763                $79,057
                                                   ========                ========                =======

         (c) Under U.S. GAAP, Financial Accounting Standards No. 109 "Accounting for Income Taxes" requires the use of an asset and liability approach for financial accounting and reporting for income taxes. There would be no cumulative effect from the adoption of the statements, nor would the results of operations be different than those reported under Canadian GAAP.

         The following is a summary of the components of the deferred tax liability amount calculated in accordance with U.S. GAAP.

                                                                               MARCH 31,           JUNE 30,            JUNE 30,
                                                                                 1999               1998                1997
                                                                                --------           -------            -------
         Tax depreciation in excess of accounting depreciation                   $65,400           $33,747            $55,383
                                                                                ========           =======            =======


12.      FINANCIAL STATEMENTS

         The 1999 figures are for the nine months ended March 31, 1999 and the 1997 figures are for the period from the date of incorporation, July 8, 1996 to June 30, 1997.

13.      UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

         The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                         Report of Independent Auditors

Board of Directors
1005549 Ontario Limited

We have audited the consolidated balance sheets of 1005549 Ontario Limited as at December 6, 1998 and December 7, 1997 and the consolidated statements of earnings, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of 1005549 Ontario Limited as at December 6, 1998 and December 7, 1997 and the results of its operations and their cash flows for the years then ended in accordance with generally accepted accounting principles in Canada.

Generally accepted accounting principles in Canada vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected results of operations for the years ended December 6, 1998 and December 7, 1997 and stockholders' equity as at December 6, 1998 and December 7, 1997 to the extent summarized in note 15 to the consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

Waterloo, Canada
May 10, 1999

1005549 ONTARIO LIMITED
Consolidated Balance Sheets

(Amounts expressed in Canadian Dollars)

=======================================================================================================================
                                                                               December 6,                 December 7,
                                                                                      1998                        1997
-----------------------------------------------------------------------------------------------------------------------
Assets

Current assets:
      Cash and short-term investments                                $              91,228       $             116,981
      Accounts receivable (note 2)                                               1,407,918                   1,094,734
      Inventories (note 3)                                                         405,070                     331,047
      Income taxes recoverable                                                          -                       84,316
      Prepaid expenses                                                                  -                        7,222
      Due from shareholders                                                             -                       18,968
      -----------------------------------------------------------------------------------------------------------------
                                                                                 1,904,216                   1,653,268

Capital assets (note 4)                                                          3,116,255                   2,820,047

Goodwill (note 5)                                                                  142,735                     149,460

-----------------------------------------------------------------------------------------------------------------------
                                                                     $           5,163,206       $           4,622,775
=======================================================================================================================

Liabilities and Stockholders' Equity

Current liabilities:
      Bank indebtedness (note 6)                                     $             259,490       $                  -
      Accounts payable                                                             837,626                     938,851
      Accrued liabilities                                                          105,708                     598,083
      Income taxes payable                                                         215,665                          -
      Due to shareholders                                                          104,742                          -
      Current portion of long-term debt (note 7)                                    77,437                     225,315
      Current portion of obligations under capital lease (note 8)                  222,823                     172,792
      -----------------------------------------------------------------------------------------------------------------
                                                                                 1,823,491                   1,935,041

Long-term debt (note 7)                                                            682,957                     759,473

Capital lease obligations (note 8)                                                 708,634                     611,069

Redeemable shares (note 9)                                                         810,000                     543,350

Deferred income taxes                                                               87,000                      61,560

Stockholders' equity:
      Share capital (note 11)                                                           20                          20
      Contributed surplus                                                           47,267                      47,267
      Retained earnings                                                          1,003,837                     664,995
      -----------------------------------------------------------------------------------------------------------------
                                                                                 1,051,124                     712,282

-----------------------------------------------------------------------------------------------------------------------
                                                                     $           5,163,206       $           4,622,775
=======================================================================================================================


See accompanying notes to consolidated financial statements.

1005549 ONTARIO LIMITED
Consolidated Statements of Earnings

(Amounts expressed in Canadian Dollars)

====================================================================================================================
                                                                            December 6,                 December 7,
                                                                                   1998                        1997
--------------------------------------------------------------------------------------------------------------------
Revenue                                                           $          17,579,530       $          12,154,824

Cost of revenue                                                              15,306,944                  10,186,249

--------------------------------------------------------------------------------------------------------------------
Gross profit                                                                  2,272,586                   1,968,575

Operating expenses:
      Automotive                                                                 36,680                      30,534
      Bad debts                                                                  42,250                      (6,198)
      Bank charges                                                                6,078                       4,315
      Business and realty taxes                                                  14,830                      41,356
      Equipment rental                                                           24,093                        -
      Insurance                                                                  33,898                      28,605
      Management wages                                                           64,032                     518,930
      Office and general                                                         31,105                      30,726
      Office wages                                                               82,172                      63,153
      Professional fees and dues                                                 47,248                      56,687
      Profit sharing                                                             63,249                      60,631
      Repairs and maintenance                                                   320,718                     309,202
      Telephone                                                                   9,987                      10,534
      Travel and entertainment                                                   20,694                      23,951
      Gain on disposal of capital assets                                        (34,385)                         -
      Amortization                                                              439,175                     362,915
      Utilities                                                                  56,254                      63,426
      Interest on long-term debt                                                116,606                     131,753
      Other (income) expense                                                      2,970                      (5,352)
      --------------------------------------------------------------------------------------------------------------
                                                                              1,377,654                   1,725,168

--------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                                    894,932                     243,407

Income taxes: (note 10)
      Current                                                                   264,000                      39,300
      Deferred                                                                   25,440                      16,320
      --------------------------------------------------------------------------------------------------------------
                                                                                289,440                      55,620

--------------------------------------------------------------------------------------------------------------------
Net earnings                                                      $             605,492       $             187,787
====================================================================================================================

See accompanying notes to consolidated financial statements.

1005549 ONTARIO LIMITED
Consolidated Statements of Stockholders' Equity

(Amounts expressed in Canadian Dollars)

============================================================================================================================
                                            Share             Contributed                  Retained
                                          capital                 surplus                  earnings                   Total
----------------------------------------------------------------------------------------------------------------------------
Balances, at December 31, 1996          $      20         $        47,267        $          481,208     $           528,495

Net earnings                                 -                       -                      187,787                 187,787

Dividends                                    -                       -                       (4,000)                 (4,000)
----------------------------------------------------------------------------------------------------------------------------
Balances, at December 7, 1997                  20                  47,267                   664,995                 712,282

Net earnings                                 -                       -                      605,492                 605,492

Redemption premium on
   redeemable shares (note 9)                -                       -                     (266,650)               (266,650)
----------------------------------------------------------------------------------------------------------------------------
Balances, at December 6, 1998           $      20         $        47,267        $        1,003,837     $         1,051,124
============================================================================================================================


See accompanying notes to consolidated financial statements.

1005549 ONTARIO LIMITED
Consolidated Statements of Cash Flows

(Amounts expressed in Canadian Dollars)

=======================================================================================================================
                                                                              December 6,                 December 7,
                                                                                     1998                        1997
-----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:

Net earnings                                                        $             605,492            $        187,787
Items not involving cash:
      Amortization                                                                439,175                     362,915
      Deferred income taxes                                                        25,440                      16,320
      Gain on disposal of capital assets                                          (34,385)                       -
Changes in operating assets and liabilities:
      Accounts receivable                                                        (313,184)                     29,770
      Inventories                                                                 (74,023)                     (7,426)
      Income taxes                                                                299,981                    (174,550)
      Prepaid expenses                                                              7,222                         239
      Due from shareholders                                                        18,968                     (14,981)
      Accounts payable                                                           (101,225)                   (162,218)
      Accrued liabilities                                                        (492,375)                    297,972
      Due to shareholders                                                         104,742                           -
-----------------------------------------------------------------------------------------------------------------------
                                                                                  485,828                     535,828

Cash flows from investing activities:
      Purchase of capital assets                                                 (789,273)                   (929,248)
      Proceeds on disposal of capital assets                                       95,000                        -
      -----------------------------------------------------------------------------------------------------------------
                                                                                 (694,273)                   (929,248)

Cash flows from financing activities:
      Net advance (repayment) of bank indebtedness                                259,490                        -
      Payments on long-term debt                                                 (224,394)                    (74,175)
      Borrowings on capital lease obligations                                     333,025                     681,661
      Payments on capital lease obligations                                      (185,429)                   (261,978)
      Dividends                                                                      -                         (4,000)
      -----------------------------------------------------------------------------------------------------------------
                                                                                  182,692                     341,508

-----------------------------------------------------------------------------------------------------------------------
Decrease in cash                                                                  (25,753)                    (51,912)

Cash and cash equivalents, beginning of year                                      116,981                     168,893

-----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                              $              91,228       $             116,981
-----------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents comprised of:
      Cash                                                          $              68,853       $              28,322
      Cash equivalents with maturities less than ninety days                       22,375                      88,659

-----------------------------------------------------------------------------------------------------------------------
                                                                    $              91,228       $             116,981
-----------------------------------------------------------------------------------------------------------------------

Cash paid during the year for:
      Interest                                                      $             129,199       $             128,910
      Income taxes                                                  $             129,741       $             233,043
=======================================================================================================================


See accompanying notes to consolidated financial statements.

1005549 ONTARIO LIMITED
Notes to Consolidated Financial Statements

(Amounts expressed in Canadian Dollars)

================================================================================


      The company is incorporated under the laws of the Province of Ontario and its principal business activity is food processing.

1.    SIGNIFICANT ACCOUNTING POLICIES:

      (a) Basis of presentation:

      The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in Canada (Canadian GAAP).

      The consolidated financial statements include the accounts of 1005549
          Ontario Limited and its subsidiary, D.C. Food Processing Inc. All significant inter-company transactions and balances have been eliminated on consolidation. These financial statements are prepared on the basis of their historical costs and do not include any adjustments that may result on the acquisition of consolidated 1005549 Ontario Limited by International Menu Solutions Corporation as more fully described in note 16.

      (b) Revenue recognition:

      Revenue is recognized at the point the goods are shipped.

      (c) Inventories

      Inventories have been valued at the lower of cost determined on a first-in, first-out basis, and net realizable value.

      (d) Capital assets:

      Capital assets are stated at acquisition cost. Amortization is provided using the following methods and annual rates:

           ================================================================================================
            Asset                                                         Basis                        Rate
           ------------------------------------------------------------------------------------------------
            Building                                          Declining balance                          5%
            Equipment                                         Declining balance                         20%
            Scales                                            Declining balance                         20%
            Computer equipment                                Declining balance                         30%
            Equipment under capital lease                         Straight-line                     5 years
           ================================================================================================


      (e)   Goodwill:

            Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired and is amortized on a declining balance basis at the annual rate of 5%. 1005549 Ontario Limited reviews the carrying value of goodwill on an annual basis. Based on estimated discounted future cash flows, it has been determined that there is no impairment in the value of goodwill.

1005549 ONTARIO LIMITED
Notes to Consolidated Financial Statements, page 2

(Amounts expressed in Canadian Dollars)

===============================================================================

1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

      (f) Deferred income taxes:

          The company accounts for income taxes on the deferred tax allocation method. Under this method, timing differences between reported and taxable income result in provision for taxes not currently payable. Such timing differences arise principally as a result of claiming depreciation and other amounts for tax purposes at amounts differing from those charged to income.

      (g) Use of estimates:

      The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

2.    ACCOUNTS RECEIVABLE:

      Accounts receivable are net of allowances for doubtful accounts of $15,175 at December 6, 1998 and $901 at December 7, 1997.

3.    INVENTORIES:

============================================================================================================
                                                                           1998                        1997
------------------------------------------------------------------------------------------------------------
      Raw materials                                          $          259,524          $          220,697
      Finished product                                                  145,546                     110,350

------------------------------------------------------------------------------------------------------------
                                                             $          405,070          $          331,047
============================================================================================================

1005549 ONTARIO LIMITED
Notes to Consolidated Financial Statements, page 3

(Amounts expressed in Canadian Dollars)

================================================================================


4.    CAPITAL ASSETS:

      ==========================================================================================================================
                                                                                        December 6,                 December 7,
                                                                                               1998                        1997
      --------------------------------------------------------------------------------------------------------------------------
      Land                                                                    $             235,800       $             235,800
      Building                                                                            1,203,178                   1,147,880
      Computer equipment                                                                      3,586                       2,226
      Equipment                                                                           1,008,174                     708,329
      Scales                                                                                 22,056                      14,361
      Parking lot                                                                            36,084                      34,500
      Equipment under capital lease                                                       2,186,402                   1,823,525
      --------------------------------------------------------------------------------------------------------------------------
                                                                                          4,695,280                   3,966,621

      Less accumulated amortization                                                       1,579,025                   1,146,574

      --------------------------------------------------------------------------------------------------------------------------
                                                                              $           3,116,255       $           2,820,047
      ==========================================================================================================================

      The amortization of equipment under capital lease amounted to $237,478 in 1998 (1997 - $173,874).

5.    GOODWILL:

====================================================================================================================
                                                                            December 6,                 December 7,
                                                                                   1998                        1997
--------------------------------------------------------------------------------------------------------------------
      Goodwill                                                       $          192,800          $          192,800

      Less accumulated amortization                                              50,065                      43,340

--------------------------------------------------------------------------------------------------------------------
                                                                     $          142,735          $          149,460
====================================================================================================================


6.    BANK INDEBTEDNESS:

      Bank indebtedness bears interest at prime plus .75% and is secured by a general security agreement covering all assets other than real property, a guarantee and postponement of claim for $50,000 signed by two of the shareholders, and an assignment of life insurance over two of the shareholders.

1005549 ONTARIO LIMITED
Notes to Consolidated Financial Statements, page 4

(Amounts expressed in Canadian Dollars)

===============================================================================


7.    LONG-TERM DEBT:

      =========================================================================================================================
                                                                                       December 6,                 December 7,
                                                                                              1998                        1997

      -------------------------------------------------------------------------------------------------------------------------
      Bank mortgage, payable in monthly instalments of
        $6,500 plus interest at 7.52%, due October 2010                            $       640,642           $         666,937
      Bank loan, payable in monthly instalments of $4,010
        plus interest at Royal Bank prime plus 1%, due
        October 2001                                                                       115,717                     155,920
      Prime plus 1% term loan, payable in blended monthly
        instalments of $705, due May 1999                                                    4,035                      11,931
      Mortgage payable, no monthly instalments, interest
        payable only at 1% per month, repaid during the
        year                                                                                    -                      150,000
      -------------------------------------------------------------------------------------------------------------------------
                                                                                           760,394                     984,788

      Current portion of long-term debt                                                     77,437                     225,315

      -------------------------------------------------------------------------------------------------------------------------
                                                                                   $       682,957           $         759,473
      =========================================================================================================================


      =========================================================================================================================


      Annual principal payments over each of the next five years are as follows:

      -------------------------------------------------------------------------------------------------------------------------

      1999                                                                                                  $           77,437
      2000                                                                                                              78,317
      2001                                                                                                              63,867
      2002                                                                                                              38,607
      2003                                                                                                              41,616

      -------------------------------------------------------------------------------------------------------------------------
                                                                                                            $          299,844
      =========================================================================================================================

1005549 ONTARIO LIMITED
Notes to Consolidated Financial Statements, page 5

(Amounts expressed in Canadian Dollars)

===============================================================================


8.   OBLIGATIONS UNDER CAPITAL LEASE:

     ==================================================================================================================
                                                                               December 6,                 December 7,
                                                                                      1998                        1997
     ------------------------------------------------------------------------------------------------------------------
     Year ending December 6:
            1998                                                     $                -          $             217,882
            1999                                                                   285,494                     211,393
            2000                                                                   244,505                     170,403
            2001                                                                   228,005                     153,903
            2002                                                                   228,005                     153,903
            2003                                                                   109,637                      36,021
            -----------------------------------------------------------------------------------------------------------
            Total minimum lease payments                                         1,095,646                     943,505

      Less amount representing interest (at rates
         ranging from 6.35% to 14.79%)                                             164,189                     159,644

      -----------------------------------------------------------------------------------------------------------------
      Present value of net minimum capital
         lease payments                                                            931,457                     783,861

      Current portion of obligations under capital lease                           222,823                     172,792

      -----------------------------------------------------------------------------------------------------------------
                                                                        $          708,634          $          611,069
      =================================================================================================================

      Interest of $63,484 (1997 - $48,210) relating to capital lease obligations has been included in interest on long-term debt.

9.    REDEEMABLE SHARES:

      ========================================================================================================================
                                                    Number of              December 6,          Number of         December 7,
                                                       shares                     1998             shares                1997
      ------------------------------------------------------------------------------------------------------------------------
      Authorized:
         Unlimited number of
            Class C non-voting,
            redeemable, retractable
            special shares                                 -          $           -              1,000         $      543,350
         Unlimited number of
            Class D non-voting,
            redeemable, retractable
            special shares                               810                   810,000               -                      -

      ------------------------------------------------------------------------------------------------------------------------
                                                         810          $        810,000           1,000         $      543,350
      ========================================================================================================================

1005549 ONTARIO LIMITED
Notes to Consolidated Financial Statements, page 6

(Amounts expressed in Canadian Dollars)

===============================================================================


9.    REDEEMABLE SHARES (CONTINUED):

      The company has issued redeemable, retractable special shares. Under Canadian generally accepted accounting principles, these shares are presented as liabilities in the consolidated financial statements at their redemption amount.

      On December 4, 1998, the share capital of 1005549 Ontario Limited was amended to authorize an unlimited number of non-voting redeemable, retractable Class D special shares. 810 Class D special shares, with a redemption amount of $810,000, and 200 Class A common shares were issued and exchanged for 1,000 Class C special shares, with a redemption amount of $543,350, and 200 Class B convertible shares. The excess, $266,650, of their redemption amount over their carrying amount was charged to retained earnings in 1998.

10.   INCOME TAXES:

===============================================================================================================
                                                                      December 6,                 December 7,
                                                                             1998                        1997
---------------------------------------------------------------------------------------------------------------
      Earnings before income taxes                             $          894,932          $          243,407

      Combined Canadian basic federal and
        provincial income tax rate                                           44.6%                       44.6%

      Income taxes based on combined Canadian
           basic federal and provincial income tax rate                   399,140                     108,560

      Increase in taxes resulting from:
            Manufacturing and processing allowance                        (56,823)                       -
            Tax reductions to certain private companies                   (44,595)                    (43,836)
            Other items                                                    (8,282)                     (9,104)

---------------------------------------------------------------------------------------------------------------
                                                               $          289,440          $           55,620
===============================================================================================================

1005549 ONTARIO LIMITED
Notes to Consolidated Financial Statements, page 7

(Amounts expressed in Canadian Dollars)

===============================================================================


11.   SHARE CAPITAL:

      ==================================================================================================================
                                                                                            1998                    1997
      ------------------------------------------------------------------------------------------------------------------
      Authorized:
            Unlimited number of common shares
            Unlimited number of Class A common shares
            Unlimited number of Class B convertible,
               common shares
      Issued:

            200 Class A common shares                                         $               20          $          -
            200 Class B convertible common shares                                             -                      20

      ------------------------------------------------------------------------------------------------------------------
                                                                              $               20          $          20
      ==================================================================================================================

12.   FINANCIAL INSTRUMENTS:

      The carrying value of the company's accounts receivable due from shareholders, due to shareholders, bank indebtedness, accounts payable, accrued liabilities, short-term investments approximate their fair values due to their demand nature or relatively short periods to maturity.

      The fair value of the company's long-term debt and obligations under capital lease has been determined to equal their carrying values, as the current financing arrangements represent the borrowing rate presently available to the company for loans with similar terms and maturities.

13.   NATURE OF OPERATIONS AND SEGMENTED INFORMATION:

      Management has determined that the company operates in one dominant industry segment which involves the processing of food items. All of the company's operations, assets and employees are located in Canada and revenues are generated from sales in Canada.

14.   CONCENTRATION OF CREDIT RISK:

      At December 6, 1998, six customers accounted for 43% (1997 - 74%) of total accounts receivable. The company maintains reserves for potential credit losses but historically has not experienced any significant losses related to individual customers or groups of customers.

1005549 ONTARIO LIMITED
Notes to Consolidated Financial Statements, page 8

(Amounts expressed in Canadian Dollars)

===============================================================================


15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

    The company follows Canadian generally accepted accounting principles which are different in some respects from those applicable in the United States.

    (a) Since redemption of the shares described in note 9 is outside the control of the company, the shares are classified as liabilities under Canadian GAAP. For U.S. GAAP purposes, such redeemable shares can be classified outside stockholders' equity and below liabilities. This classification difference has no impact on net income or stockholders' equity for U.S. GAAP purposes.

    (b) Under Canadian GAAP the income tax provision is based on the deferral method and adjustments are generally not made for changes in income tax rates. Under U.S. GAAP, deferred tax liabilities are based on the asset and liability method and are measured using the enacted tax rate expected to apply to taxable income in the periods in which the deferred tax liability is expected to be settled.

    The following presents a reconciliation of net earnings from Canadian GAAP to U.S. GAAP:

================================================================================================================================
                                                                                       December 6,                 December 7,
                                                                                              1998                        1997
--------------------------------------------------------------------------------------------------------------------------------
      Net earnings under Canadian GAAP                                          $          605,492          $          187,787
      Income tax adjustment under the asset
         and liability method                                                               (4,719)                     (8,752)

--------------------------------------------------------------------------------------------------------------------------------
      Net earnings under U.S. GAAP                                              $          600,773          $          179,035
--------------------------------------------------------------------------------------------------------------------------------

      The following table presents stockholders' equity under U.S. GAAP.

================================================================================================================================
                                                                                       December 6,                 December 7,
                                                                                              1998                        1997
--------------------------------------------------------------------------------------------------------------------------------

      Stockholders' equity under Canadian GAAP                                  $        1,051,124          $          712,282
      Income tax adjustment under the asset
         and liability method                                                              (49,790)                    (45,071)

--------------------------------------------------------------------------------------------------------------------------------
                                                                                $        1,001,334          $          667,211
================================================================================================================================

1005549 ONTARIO LIMITED

Notes to Consolidated Financial Statements, page 9

(Amounts expressed in Canadian Dollars)

===============================================================================


16.   SUBSEQUENT EVENTS:

      On February 15, 1999, the share capital of 1005549 Ontario Limited was amended to authorize unlimited number of voting, redeemable, retractable Class E special shares. 2000 Class E special shares and 200 Class B convertible common shares were issued and exchanged for 200 Class A common shares.

      On May 7, 1999, the stated capital of the Class E special shares was increased from $10 to $1,962,510.

      On May 10, 1999, all of the outstanding capital stock was acquired by International Menu Solutions Corporation including the shares described in note 9 and all of the shares described in note 11.

17.   UNCERTAINTY DUE TO THE YEAR 2000 ISSUE:

      The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect a company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                             1005549 ONTARIO LIMITED
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)
                               (CANADIAN DOLLARS)


                                                           March 7, 1999                 March 8, 1998
                                                         --------------------        -------------------
ASSETS
Current Assets
Accounts receivable                                          $1,673,490                    $  954,672
Inventory                                                       391,729                       331,977
Prepaid expenses and other current assets                        23,785                        18,830
                                                             ----------                    ----------
                                                              2,089,004                     1,305,479

Capital assets                                                3,084,030                     2,823,794

Goodwill                                                        141,790                       148,015
                                                             ----------                    ----------
                                                             $5,314,824                    $4,277,288
                                                             ==========                    ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Bank indebtedness                                            $  196,430                    $  149,886
Accounts payable and accrued liabilities                      1,279,734                     1,161,293
Current portion of long-term obligations                        300,480                       397,507
                                                             ----------                    ----------
                                                              1,776,644                     1,708,686

Long-term obligations                                         1,395,328                     1,224,931
Deferred income taxes                                            61,560                        45,240
Redeemable shares                                               810,000                       543,350

STOCKHOLDERS' EQUITY
Common stock                                                         20                            20
Additional paid up capital                                       47,267                        47,267
Retained earnings                                             1,224,005                       707,794
                                                             ----------                    ----------
                                                              1,271,292                       755,081
                                                             ----------                    ----------

                                                             $5,314,824                    $4,277,288
                                                             ==========                    ==========


                             1005549 ONTARIO LIMITED
                        CONSOLIDATED STATEMENTS OF INCOME
                                   (UNAUDITED)
                               (CANADIAN DOLLARS)


                                                  December 7, 1998              December 8, 1997
                                                  to March 7, 1999              to March 8, 1998
                                               --------------------             ------------------

REVENUE                                           $ 4,879,226                     $ 3,430,535
                                                  -----------                     -----------

EXPENSES
Cost of goods sold                                  4,299,923                       3,178,932
Selling expenses                                        6,998                           6,033
Administrative expenses                               215,691                         127,401
                                                  -----------                     -----------
                                                    4,522,612                       3,312,366
                                                  -----------                     -----------

INCOME FROM OPERATIONS                                356,614                         118,169

OTHER INCOME (EXPENSE)
Interest revenue                                        1,627                              --
Interest expense                                      (23,198)                        (35,297)
                                                  -----------                     -----------
                                                      (21,571)                        (35,297)
                                                  -----------                     -----------

NET INCOME BEFORE INCOME TAXES                        335,043                          82,872

INCOME TAXES                                          114,875                          40,070
                                                  -----------                     -----------

NET INCOME                                        $   220,168                     $    42,802
                                                  ===========                     ===========

                             1005549 ONTARIO LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)
                               (CANADIAN DOLLARS)

                                                                                December 7, 1998       December 8, 1997
                                                                                to March 7, 1999       to March 8, 1998
                                                                                ----------------       ----------------


CASH FLOWS FROM OPERATING  ACTIVITIES:
Net income                                                                            $ 220,168          $  42,802
   Adjustments to reconcile net loss to net cash used in operating activities
     Depreciation and amortization                                                      108,645
                                                                                                            80,205
     Deferred income taxes
                                                                                        (25,440)           (16,320)
     Changes in operating assets and liabilities:
        Accounts receivable                                                            (265,572)           140,062
        Inventory
                                                                                         13,341               (930)
        Prepaid expenses and other current assets
                                                                                        (23,785)             7,360
        Accounts payable and accrued liabilities                                         15,993           (291,325)
                                                                                      ---------          ---------
Net cash flow from operating activities
                                                                                         43,350            (38,146)
                                                                                      ---------          ---------

CASH FLOWS FROM INVESTING ACTIVITY:
   Purchases of capital assets
                                                                                        (75,475)           (82,510)
                                                                                      ---------          ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Payments on long-term obligations
                                                                                        (89,235)          (226,728)
   Proceeds from long-term obligations
                                                                                         93,192             80,517
   Proceeds from bank indebtedness                                                      (63,060)           149,886
                                                                                      ---------          ---------
Net cash flow from financing activities
                                                                                        (59,103)             3,675
                                                                                      ---------          ---------

NET CHANGE IN CASH                                                                      (91,228)          (116,981)

CASH, BEGINNING OF PERIOD                                                                91,228            116,981
                                                                                      ---------          ---------
CASH, END OF PERIOD                                                                   $      --          $      --
                                                                                      =========          =========



Supplemental disclosure of cash flow information: Cash paid during the period for:
                                                                                      ---------          ---------
        Interest                                                                      $  23,198          $  35,297
                                                                                      =========          =========
        income taxes                                                                  $ 215,665          $      --
                                                                                      =========          =========

                             1005549 ONTARIO LIMITED
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)
                               (CANADIAN DOLLARS)

1.     ORGANIZATION

       The Company and its subsidiaries develop, market and produce a series of speciality food products for sale to food distributors, food retailer chains and speciality food retailers.

2.       SIGNIFICANT ACCOUNTING POLICIES

       a)       Basis of presentation

                The consolidated financial statements include the accounts of 1005549 Ontario Limited and its subsidiary, D.C. Food Processing Inc. All significant inter-company transactions and balances have been eliminated on consolidation. These financial statements are prepared on the basis of their historical costs and do not include any adjustments that may result on the acquisition of consolidated 1005549 Ontario Limited by International Menu Solutions Corporation (see Note 6).

                The unaudited interim financial statements presented reflects all adjustments (including normal recurring adjustments) which are, in the opinion of management, necessary to produce a fair statement of the financial position and results of operations for the periods presented.

       b)        Revenue recognition

                Revenue is recognized at the time goods are shipped to the customer.

       c)       Inventories

                Inventories have been valued at the lower of cost and determined on a first-in, first-out basis, and the net realizable value.

                             1005549 ONTARIO LIMITED
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)
                               (CANADIAN DOLLARS)

2.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       d)       Capital assets

                Capital assets are stated at acquisition cost. Amortization is provided using the following methods and annual rates.

                              Asset                          Basis                    Rate
                              -----                          -----                    ----

                       Building                     Declining Balance                     5%
                       Equipment                    Declining Balance                    20%
                       Scales                       Declining Balance                    20%
                       Computer Equipment           Declining Balance                    30%
                       Equipment under              Straight Line                    5 years
                       Capital Lease

       e)        Goodwill

                Goodwill represents the excess of the purchase price over the fair value of the identifiable assets acquired and is amortized on a declining balance basis at the annual rate of 5%. Management reviews the carrying value of goodwill on an annual basis. Based on estimated discounted future cash flows, it has been determined that there is no impairment in the value of goodwill.

       f)       Financial instruments

                The carrying value of the Company's accounts receivable due from shareholders, due to shareholders, bank indebtedness, accounts payable, accrued liabilities, short-term investments approximate their fair values due to their demand nature or relatively short periods due to maturity.

                The fair value of the Company's long-term debt and obligations under capital lease has been determined to equal their carrying values, as the current financing arrangements represent the borrowing rate presently available to the Company for loans with similar terms and maturities.

                             1005549 ONTARIO LIMITED
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)
                               (CANADIAN DOLLARS)

2.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       g) Nature of operations and segmented information

                Management has determined that the Company operates in one dominant industry segment which involves the processing of food items. All of the Company's operations, assets, and employees are located in Canada and revenues are generated from sales in Canada.

3.     CAPITAL ASSETS

                                                              March 7, 1999                          March 8, 1998
                                                               Accumulated
                                            Cost              depreciation       Net book value     Net book value
                                         ------------        --------------      --------------     --------------
       Land                                   235,800                   -             235,800           235,800
       Equipment under
        capital lease                       2,052,364            1,071,711             980,653         1,002,638
       Building                             1,215,425              188,727           1,026,698         1,023,070
       Computer Equipment                      32,855                1,432              31,423             1,088
       Equipment                            1,119,107              342,133             776,974           524,180
       Scales                                  22,056               10,093              11,963            13,143
       Parking Lot                             36,084               15,565              20,519            23,875
                                  -------------------------------------------------------------------------------
                                            4,713,691
                                                                 1,629,661           3,084,030         2,823,794
                                  ===============================================================================


                             1005549 ONTARIO LIMITED
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)
                               (CANADIAN DOLLARS)

4.     REDEEMABLE SHARES

                                             Number of
                                              Shares               March 7,      Number of        March 8,
                                                                    1999           Shares           1998
                                             ----------------      ----------   ------------      ------------
          Authorized:
           Unlimited number of Class C,
              non-voting, redeemable,
              retractable special shares                   0              $--          1,000          $543,350

            Unlimited number of Class D,
               non-voting, redeemable,
               retractable special shares                810          810,000             --                --
                                             -------------------------------------------------------------------
                                                         810         $810,000          1,000          $543,350
                                             -------------------------------------------------------------------

       The Company has issued redeemable, retractable special shares. These shares are presented as liabilities in the consolidated financial statements at their redemption amount.

       On December 4, 1998, the share capital of 1005549 Ontario Limited was amended to authorize an unlimited number of non-voting redeemable, retractable Class D special shares. 810 Class D special shares, with a redemption amount of $810,000, and 200 Class A common shares were issued and exchanged for 1,000 Class C special shares, with a redemption amount of $543,350, and 200 Class B convertible shares. The excess, $266,650, of their redemption amount over their carrying amount was charged to retained earnings in 1998.

5.     SUBSEQUENT EVENTS

       On May 7, 1999, the stated capital of the Class E special shares was increased from $10 to $1,962,510.

       On May 10, 1999, all of the outstanding shares of capital stock of the Company were acquired by International Menu Solutions Corporation.

                         [LETTERHEAD OF CORBIN & WERTZ]

                          INDEPENDENT AUDITORS' REPORT

To the Members of
 Huxtable's Foods, L.L.C.

We have audited the accompanying balance sheet of Huxtable's Foods, L.L.C. (a Delaware limited liability company) (the "Company") as of December 31, 1998 and the related statements of operations, members' capital (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Huxtable's Foods, L.L.C. as of December 31, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


                                                    /s/ Corbin & Wertz
                                                        CORBIN & WERTZ

Irvine, California
April 30, 1999

                     [LETTERHEAD OF ARTHUR ANDERSEN LLP]

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Members of
 Huxtable's Foods, L.L.C.

We have audited the accompanying statements of operations, members' capital (deficit) and cash flows of HUXTABLE'S FOODS, L.L.C. (a
Delaware limited liability company) for the year ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of Huxtable's Foods, L.L.C. operations and its cash flows for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for start-up costs in 1997 to comply with Statement of Position 98-5, "Reporting on the Costs of Start-up Activities."


                                                    /s/ Arthur Andersen LLP

                                                        ARTHUR ANDERSEN LLP

Los Angeles, California
June 22, 1998

                            HUXTABLE'S FOODS, L.L.C.
                     (A Delaware Limited Liability Company)

                                BALANCE SHEET

                              December 31, 1998


ASSETS

Current assets:
   Cash                                                   $    73,000
   Accounts receivable, net of allowance for
    doubtful accounts of $67,000                              566,000
   Inventories                                                689,000
   Prepaid expenses                                            40,000
                                                          -----------
      Total current assets                                  1,368,000

Property and equipment, net                                 1,457,000
Other assets                                                   31,000
                                                          -----------

                                                          $ 2,856,000
                                                          ===========

LIABILITIES AND MEMBERS' CAPITAL

Current liabilities:
   Accounts payable                                       $   574,000
   Accrued liabilities and other                              172,000
   Current portion of long-term debt                          177,000
   Current portion of obligations under capital leases        123,000
                                                          -----------
      Total current liabilities                             1,046,000
                                                          -----------

Long-term liabilities:
   Accrued preferred return                                   998,000
   Long-term debt, net of current portion                     140,000
   Obligations under capital leases, net of current
    portion                                                   100,000
   Other                                                       12,000
                                                          -----------
      Total long-term liabilities                           1,250,000
                                                          -----------

Members' capital:
   Members' accounts                                          871,000
   Notes and accrued interest receivable from
    related parties                                          (311,000)
                                                          -----------
      Total members' capital                                  560,000
                                                          -----------

                                                          $ 2,856,000
                                                          ===========

                See accompanying notes to financial statements

                            HUXTABLE'S FOODS, L.L.C.
                     (A Delaware Limited Liability Company)

                            STATEMENTS OF OPERATIONS

                 For The Years Ended December 31, 1998 and 1997

                                                        1998             1997
                                                   ------------     ------------
Net sales                                          $ 12,303,000     $ 11,269,000

Cost of goods sold                                    9,322,000        8,431,000
                                                   ------------     ------------

        Gross profit                                  2,981,000        2,838,000

Operating expenses:
    Selling, general and administrative               3,425,000        3,505,000
    Non-cash compensation                                    --          203,000
                                                   ------------     ------------

        Loss from operations                           (444,000)        (870,000)

Other income (expense):
    Interest expense, net of interest income of
     $4,000 and $4,000, respectively                   (138,000)         (89,000)
                                                   ------------     ------------

        Loss before cumulative effect of change
           in accounting                               (582,000)        (959,000)

Cumulative effect of change in accounting for
   start-up costs                                            --          (34,000)
                                                   ------------     ------------

        Net loss                                   $   (582,000)    $   (993,000)
                                                   ============     ============

                 See accompanying notes to financial statements

                            HUXTABLE'S FOODS, L.L.C.
                     (A Delaware Limited Liability Company)

                         STATEMENTS OF MEMBERS' CAPITAL

                 For The Years Ended December 31, 1998 and 1997

                                                                                                        Notes and
                                                                     Members' Accounts               Accrued Interest
                                                       -------------------------------------------   Receivable From
                                                        Preferred       Regular            Total     Related Parties     Total
                                                       -----------    ----------       -----------   ----------------  -----------
Balance, January 1, 1997                               $ 1,957,000    $(3,109,000)     $(1,152,000)    $  (311,000)    $(1,463,000)

Conversion of members' notes and accrued interest
 payable                                                 2,810,000            --         2,810,000              --       2,810,000
Capital contribution                                       865,000            --           865,000              --         865,000
Awards of sharing ratios to employees and others           203,000            --           203,000              --         203,000
Accrued preferred return                                  (382,000)           --          (382,000)             --        (382,000)
Net loss                                                   (24,000)     (969,000)         (993,000)             --        (993,000)
                                                       -----------    ----------       -----------     -----------     -----------

Balance, December 31, 1997                               5,429,000    (4,078,000)        1,351,000        (311,000)      1,040,000

Conversion of members' notes and accrued interest
 payable                                                   510,000            --           510,000              --         510,000
Accrued preferred return                                  (408,000)           --          (408,000)             --        (408,000)
Net loss                                                   (14,000)     (568,000)         (582,000)             --        (582,000)
                                                       -----------    ----------       -----------     -----------     -----------

Balance, December 31, 1998                             $ 5,517,000    (4,646,000)      $   871,000     $  (311,000)    $   560,000
                                                       ===========    ==========       ===========     ===========     ===========

                 See accompanying notes to financial statements

                            HUXTABLE'S FOODS, L.L.C.
                     (A Delaware Limited Liability Company)

                            STATEMENTS OF CASH FLOWS

                 For The Years Ended December 31, 1998 and 1997

                                                                 1998             1997
                                                               ---------       ---------
Cash flows from operating activities:
    Net loss                                                   $(582,000)      $(993,000)
    Adjustments to reconcile net loss to net
     cash used in operating activities:
       Depreciation and amortization                             332,000         310,000
       Compensation expense in connection with
        awards of sharing ratios                                      --         203,000
       Provision for doubtful accounts                           (25,000)         12,000
       Gain on sale of equipment                                      --         (10,000)
       Interest expense in connection with conversion
        of note payable                                           30,000              --
       Changes in operating assets and liabilities:
          Accounts receivable                                    241,000        (325,000)
          Inventories                                            (31,000)       (176,000)
          Prepaid expenses                                        20,000         (15,000)
          Other assets                                             7,000          33,000
          Accounts payable, accrued liabilities and other       (112,000)        (27,000)
                                                               ---------       ---------

    Net cash used in operating activities                       (120,000)       (988,000)
                                                               ---------       ---------

Cash flows from investing activities:
    Purchases of property and equipment                          (33,000)       (263,000)
    Proceeds from sale of equipment                                   --          11,000
                                                               ---------       ---------

    Net cash used in investing activities                        (33,000)       (252,000)
                                                               ---------       ---------

Cash flows from financing activities:
    Payments from short-term notes payable                            --         (30,000)
    Proceeds from capital contributions                               --         865,000
    Proceeds from members' notes payable                         480,000         150,000
    Payments on long-term debt                                  (128,000)        (73,000)
    Payments on obligations under capital leases                (142,000)       (128,000)
                                                               ---------       ---------

    Net cash provided by financing activities                    210,000         784,000
                                                               ---------       ---------

Net change in cash                                                57,000        (456,000)

Cash, beginning of year                                           16,000         472,000
                                                               ---------       ---------

Cash, end of year                                              $  73,000       $  16,000
                                                               =========       =========

Continued

                            HUXTABLE'S FOODS, L.L.C.
                     (A Delaware Limited Liability Company)

                      STATEMENTS OF CASH FLOWS - CONTINUED

                 For The Years Ended December 31, 1998 and 1997

                                                       1998             1997
                                                  ------------   -------------
Supplemental disclosures of each flow information:
   Cash paid during the year for:
       Interest                                   $    136,000   $     109,000
                                                  ============   =============
       Income taxes                               $        800   $         800
                                                  ============   =============

Supplemental disclosures of non-cash investing and financing activities:
      During 1998, the Company incurred capital lease obligations of $111,000 for the acquisition of machinery and equipment.

      During 1998 and 1997, members converted $510,000 and $2,810,000, respectively, of debt and accrued interest into members capital (see Note
      9).

      During 1997, the Company granted sharing ratios to employees and others which were valued at $203,000 (see Note 9).

      During 1998 and 1997, the Company accrued $408,000 and $382,000 of preferred return, respectively.


                 See accompanying notes to financial statements

                            HUXTABLE'S FOODS, L.L.C.
                     (A Delaware Limited Liability Company)

                          NOTES TO FINANCIAL STATEMENTS

                 For The Years Ended December 31, 1998 and 1997

NOTE 1 - ORGANIZATION, BUSINESS AND LIQUIDITY

Organization and Business

Huxtable's Foods, L.L.C. (the Company), a Delaware limited liability company, was established on May 30, 1995. Under the Limited Liability Agreement (the "Agreement"), the Company is owned by preferred members and regular members.

The Company processes and assembles gourmet sauces, meal replacement foods and holiday food packages for distribution to retail stores and supermarket commissaries, principally in the western United States.

Liquidity and Risks

The Company had losses of $582,000 and $993,000 for the years ended December 31, 1998 and 1997, respectively.

The Company's ability to continue in existence is dependent on, among other factors, the Company's ability to generate adequate cash flows from operations and from debt or equity financing to fund its operations and repay its obligations. The Company has addressed the negative trend mentioned above by focusing its efforts on its core profitable product lines, obtaining debt financing of $480,000 from existing members in 1998 and maintaining a bank line of credit of $1,000,000 (see Note 7). Management believes that these plans are sufficient to allow the Company to adequately fund its operations through at least December 31, 1999. In the event that additional funds are required, the majority owners have committed to provide such funding.

The Agreement

Under terms of the Agreement, expiring July 31, 2025, profits are to be allocated to all members pro-rata in accordance with each member's sharing ratio (as defined). Losses are allocated approximately 98 percent to Huxtable's Comestibles, Inc. and approximately two percent to the other members in total (as defined). In addition, the preferred members are entitled to an annual cumulative preferred return equal to seven percent of their unreturned capital contributions, totaling approximately $408,000 and $382,000 for the years ended December 31, 1998 and 1997, respectively. As a result of the Company not having positive operating cash flows for both years, the preferred return is classified as long-term in the accompanying balance sheet.

                            HUXTABLE'S FOODS, L.L.C.
                     (A Delaware Limited Liability Company)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                 For The Years Ended December 31, 1998 and 1997

NOTE 1 - ORGANIZATION, BUSINESS AND LIQUIDITY, continued

Members may not assign, sell, or transfer their membership interests without the consent of a majority of the other members. Also, one of the regular members (Huxtable's Comestibles, Inc.) is required to offer to sell its membership interest in the Company to the preferred members if certain key employees' (who are the majority shareholders of Huxtable's Comestibles, Inc.) employment with the Company is terminated for any reason.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventories

Inventories consist primarily of food and related packaging products and are stated at the lower of cost (first-in, first-out) or market.

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the related assets or lease terms, ranging from three to ten years. Maintenance and repairs are charged to expense as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

The Company assesses the recoverability of property and equipment by determining whether the depreciation of such assets over their remaining lives can be recovered through projected undiscounted cash flows. The amount of impairment, if any, is then measured based on fair value and is charged to operations in the period in which such impairment is determined by management. As of December 31, 1998 the Company's management believes that no impairment of the carrying value of its property and equipment exists.

                            HUXTABLE'S FOODS, L.L.C.
                     (A Delaware Limited Liability Company)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                 For The Years Ended December 31, 1998 and 1997

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Organization Costs

Organization costs represent the costs incurred to set up the Company and prepare the Agreement and were being amortized on a straight-line basis over five years.

During 1997, the Company adopted Statement of Position 98-5, "Reporting on the Costs of Start-up Activities." The cumulative effect of adopting this statement, which requires costs of start-up activities to be expensed as incurred, was a write off of $34,000 of previously capitalized organization costs.

Concentrations of Risk

The Company maintains cash balances at financial institutions that are secured by the Federal Deposit Insurance Corporation up to $100,000. The Company had in aggregate approximately $247,000 of uninsured balances at December 31, 1998.

A substantial portion of the customers' ability to pay their receivables is dependent on the strength of the supermarket industry. Receivables are unsecured and the Company is at risk to the extent such amounts become uncollectible.

The Company's three largest and four largest customers represent approximately 59 percent and 55 percent of net sales for the years ended December 31, 1998 and 1997, respectively, and 64 percent of December 31, 1998 accounts receivable.

Revenue Recognition

Revenues are recorded when products are shipped.

Income Taxes

The members intend that the Company be classified as a partnership for Federal and California State tax purposes. As a result, no taxes are paid at the Company level or reflected in the Company's financial statements except for the $800 minimum tax in California. The tax returns, the qualification of the Company as a limited liability company for tax purposes and the amount of allocable income or loss are subject to examination by federal and state taxing authorities. If such examinations were to result in changes to allocable Company income or loss, the tax liability of the members could be changed accordingly. No such examinations are currently pending.

                            HUXTABLE'S FOODS, L.L.C.
                     (A Delaware Limited Liability Company)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                 For The Years Ended December 31, 1998 and 1997

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (SFAS No. 123) encourages, but does not require, companies to record compensation cost for grants of equity instruments to employees at fair value. The Company has chosen to continue to account for these grants using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (see Note 3). Accordingly, compensation cost for warrants issued to employees is measured as the excess, if any, of the estimated fair value of the warrants at the date of grant over the amount the employee must pay to acquire the equity interest. Beginning in 1996, grants of equity instruments to non-employees are accounted for using SFAS No. 123.

Statements of Cash Flows

For the purposes of the statements of cash flows, the Company considers all highly liquid investments with an original maturity date of 90 days or less to be cash.

Reclassifications

Certain 1997 amounts have been reclassified to conform to the 1998 presentation.

NOTE 3 - RELATED PARTY TRANSACTIONS

Members' Notes Payable

During 1998 and 1997, all members' notes and accrued interest payable were converted to members' capital as described in Note 9 below. Accrued interest on these notes was approximately $30,000 in 1998.

Warrants

The Company has a management warrant pool pursuant to which officers, employees, consultants and other advisors may be granted warrants to acquire up to an aggregate of 13.67 percent of the Company at a price of $45,000 per one percent of the Company. At December 31, 1998, the Company has 1.287 percent warrant pool available for future grants.

                            HUXTABLE'S FOODS, L.L.C.
                     (A Delaware Limited Liability Company)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                 For The Years Ended December 31, 1998 and 1997

NOTE 3 - RELATED PARTY TRANSACTIONS, continued

Notes and Accrued Interest Receivable from Related Parties

Notes and accrued interest receivable from related parties consist of the following at December 31, 1998:

Notes receivable from officers of the
Company, due July 2000, bearing interest
at 9%, payable quarterly beginning
January 1998                                             $   178,000

Note receivable from Huxtable's Comestibles,
Inc., due August 1996, bearing interest at
8% through August 1996 with default interest
at 18% on the principal and accrued interest
balance as of August 1996 thereafter until
the note is paid                                             105,000

Accrued interest                                              28,000
                                                         -----------

                                                         $   311,000
                                                         ===========

Beginning January 1, 1997, the Company stopped accruing interest on these notes. These amounts are included as a reduction of members' capital on the accompanying balance sheets.

NOTE 4 - PROPERTY AND EQUIPMENT

As of December 31, 1998 property and equipment consisted of the following:


Machinery and equipment                                   $ 1,210,000
Computer equipment and furniture                              206,000
Transportation equipment                                       66,000
Leasehold improvements                                      1,026,000
                                                          -----------
                                                            2,508,000

Less accumulated depreciation and amortization             (1,051,000)
                                                          -----------

                                                          $ 1,457,000
                                                          ===========

                            HUXTABLE'S FOODS, L.L.C.
                     (A Delaware Limited Liability Company)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                 For The Years Ended December 31, 1998 and 1997

NOTE 5 - LONG-TERM DEBT

At December 31, 1998 long-term debt consisted of the following:


Promissory note payable to a shareholder
of Huxtable's Comestibles, Inc., due in
varying monthly principal installments
plus interest at 11% through February 2000,
guaranteed by certain Company officers                          $   157,000

Promissory note payable to a vendor, bearing
interest at prime plus 0.25%, due in monthly
installments of principal and interest
ranging from $5,000 and $6,000 through May
2001, guaranteed by certain Company officers                        129,000

Other                                                                31,000
                                                                -----------
                                                                    317,000

Less current position                                              (177,000)
                                                                -----------

                                                                $   140,000
                                                                ===========

Future principal maturities of long-term debt as of December 31, 1998 are as follows:


                   Years Ending
                   December 31
                   ------------
                       1999                                     $   177,000
                       2000                                         103,000
                       2001                                          33,000
                       2002                                           4,000
                                                                -----------
                                                                $   317,000
                                                                ===========

NOTE 6 - OBLIGATIONS UNDER CAPITAL LEASES

The Company is a lessee of certain property and equipment under capital leases that expire through May 2003 (see Note 4). Terms of the leases call for monthly payments ranging from $355 to $2,460. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair market value of the related assets. The assets are depreciated over their estimated useful lives.

                            HUXTABLE'S FOODS, L.L.C.
                     (A Delaware Limited Liability Company)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                 For The Years Ended December 31, 1998 and 1997

NOTE 6 - OBLIGATIONS UNDER CAPITAL LEASES, continued

Future minimum lease payments under capital leases are as follows:

                   Years Ending
                   December 31
                   -----------
                       1999                                      $   147,000
                       2000                                           59,000
                       2001                                           28,000
                       2002                                           28,000
                       2003                                           12,000
                                                                 -----------
                                                                     274,000

            Less amounts representing interest                       (51,000)
                                                                 -----------
            Present value of minimum capital lease payments          223,000

            Less current portion                                    (123,000)
                                                                 -----------

                                                                 $   100,000
                                                                 ===========

The following is an analysis of the leased equipment under capital leases as of December 31, 1998, which is included in property and equipment (see Note 4).

            Machinery and equipment                              $   793,000
            Less accumulated depreciation                           (426,000)
                                                                 -----------
                                                                 $   367,000
                                                                 ===========

NOTE 7 - LINES OF CREDIT

The Company has a $1,000,000 revolving line of credit with a bank which expires on October 2, 1999. Interest on the borrowings is payable monthly at the bank's prime rate (prime rate was 7.75% at December 31, 1998) plus 1%. Under the terms of the agreement, the Company may borrow up to 80% of eligible accounts receivable, as defined. At December 31, 1998, the Company had no outstanding advances under this agreement. All members' notes payable are subordinated to these borrowings.

                            HUXTABLE'S FOODS, L.L.C.
                     (A Delaware Limited Liability Company)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                 For The Years Ended December 31, 1998 and 1997

NOTE 7 - LINES OF CREDIT, continued

The credit agreement contains various financial covenants. At December 31, 1998, the Company was in compliance with these covenants.

The Company also has overdraft agreements with another bank totaling $85,000. At December 31, 1998, the Company had no outstanding advances under these agreements.

NOTE 8 - LEASE COMMITMENTS

The Company leases certain property and equipment under operating lease agreements. The leases expire at various dates through 2004 and provide for monthly payments ranging from $300 to $23,000. The main production facility lease payments are guaranteed by certain officers of the Company.

The future minimum aggregate lease payments under operating lease agreements with an initial or noncancelable term of more than one year at December 31, 1998 are as follows:

                   Years Ending
                   December 31
                   ------------
                       1999                                     $    378,000
                       2000                                          344,000
                       2001                                          351,000
                       2002                                          359,000
                       2003                                          357,000
                       2004                                          304,000
                                                                ------------
                                                                $  2,093,000
                                                                ============

For the years ended December 31, 1998 amd 1997, rent expense was approximately $380,000 each year.

NOTE 9 - MEMBERS' CAPITAL

In January 1997, Austin Yellowstone (the former majority owner) exercised its warrant for a 41.026 percent preferred sharing ratio in exchange for the forgiveness of $1,600,000 in debt. Also in January 1997, Austin Yellowstone converted $1,060,000 of debt and accrued interest into members' capital for a preferred sharing ratio of 19.069 percent. During 1997, Austin Yellowstone and a related entity dissolved. Various individuals and entities were assigned their preferred member interests.

                            HUXTABLE'S FOODS, L.L.C.
                     (A Delaware Limited Liability Company)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                 For The Years Ended December 31, 1998 and 1997

NOTE 9 - MEMBERS' CAPITAL, continued

The Company accepted the surrender of all remaining outstanding warrants in January 1997 in return for regular and preferred sharing ratios totaling 4.405 and 2.8 percent, respectively. All of the preferred sharing ratio grants and 0.8 percent of the regular sharing ratio grants vested immediately, with the remaining two percent of the regular sharing ratio grants vesting ratably over 36 months. No associated capital contribution was required for these sharing ratios. Based on an estimate of fair value as determined by management, $203,000 was recorded as compensation expense as a result of granting these preferred sharing ratios.

In January 1997, the Company issued a 10 percent regular sharing ratio, of which 20 percent vested immediately and 80 percent vests ratably over 48 months, to an officer of the Company without an associated contribution to capital. This sharing ratio cannot be diluted until certain conditions are met. There was no compensation expense recorded in connection with the award of the sharing ratio, as the fair value of the sharing ratio, based on management's estimate, at the date of grant was zero. The Company also agreed to pay this officer $100,000 if certain conditions are met in the future.

Between February and April 1997, the Company received $865,000 in additional contributions from existing preferred members for a sharing ratio of 11.476 percent.

During July 1997, certain preferred members made loans to the Company totaling $150,000. Effective July 31, 1997, these loans were converted to members' capital for a preferred sharing ratio of 1.951 percent.

During November 1997, the Company awarded regular sharing ratios totaling 4.783 percent to three employees. These awards did not require a capital contribution and vest ratably over 36 months. There was no compensation expense recorded in connection with the award of these, sharing ratios, as the fair value of the sharing ratio, based on management's estimate, at the date of grant was zero.

During March 1998, certain preferred members made loans to the company totaling $480,000. Effective December 1998, these loans and related accrued interest were converted to members' capital for a preferred sharing ratio of 5.849 percent.

                            HUXTABLE'S FOODS, L.L.C.
                                  BALANCE SHEET
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)
                             (UNITED STATES DOLLARS)




                                                               September 30,        September 30,
                                                                  1999                 1998
                                                             -----------           -----------
ASSETS

Current assets
   Cash and cash equivalents                                 $   237,000            $   118,000
   Accounts receivable                                           862,000                999,000
   Inventory                                                     943,000                919,000
   Prepaid expenses and other current assets                      48,000                 93,000
                                                             -----------            -----------
       Total current assets                                    2,090,000              2,129,000

Property and equipment, net                                    1,243,000              1,430,000

Other assets                                                      24,000                 27,000
                                                             -----------            -----------
                                                             $ 3,357,000            $ 3,586,000
                                                             ===========            ===========

LIABILITIES AND MEMBERS' CAPITAL (DEFICIENCY)

Current liabilities
   Bank loans                                                $   900,000            $   600,000
   Accounts payable and accrued liabilities                    1,121,000              1,027,000
   Current portion of long term debt                             190,000                168,000
   Current portion of lease obligations                           59,000                 37,000
                                                             -----------            -----------
       Total current liabilities                               2,270,000              1,832,000

Long-term liabilities
   Accrued preferred return                                    1,530,000                896,000
   Long-term debt, net of current portion                         45,000                193,000
   Obligations under capital lease, net of current
     portion                                                      58,000                117,000
                                                             -----------            -----------
      Total long-term liabilities                              1,633,000              1,206,000
                                                             -----------            -----------


Members' capital (deficiency)
   Members' accounts                                            (235,000)               859,000
   Notes and accrued interest receivable from
      related parties                                           (311,000)              (311,000)
                                                             -----------            -----------
        Total members' capital (deficiency)                     (546,000)               548,000
                                                             -----------            -----------
                                                             $ 3,357,000            $ 3,586,000
                                                             ===========            ===========

                            HUXTABLE'S FOODS, L.L.C.
                                INCOME STATEMENT
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)
                             (UNITED STATES DOLLARS)


                                          1999                  1998
                                      -----------            -----------
REVENUE                               $ 7,436,000            $ 7,657,000
                                      -----------            -----------

OPERATING EXPENSES
   Cost of goods sold                   5,734,000              5,820,000
   Selling expenses                       959,000                890,000
   Research and development               211,000                228,000
   Administrative expenses              1,226,000              1,321,000
                                       -----------            -----------
                                        8,132,000              8,259,000
                                       -----------            -----------
LOSS FROM OPERATIONS                     (694,000)              (602,000)

OTHER INCOME (EXPENSE)
    Interest income                            --                  3,000
    Interest expense                      (78,000)               (82,000)
                                       -----------            -----------
                                          (78,000)               (79,000)
                                       -----------            -----------

NET LOSS                              $  (772,000)           $  (681,000)
                                       ===========            ===========


                            HUXTABLE'S FOODS, L.L.C.
                             STATEMENT OF CASH FLOWS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)
                             (UNITED STATES DOLLARS)



                                                                                       September 30,       September 30,
                                                                                          1999                 1998
                                                                                        ---------            ---------

CASH FLOWS FROM OPERATING  ACTIVITIES:
   Net loss                                                                             $(772,000)           $(681,000)
   Adjustments to reconcile net loss to net cash used
   in operating activities
     Depreciation and amortization                                                        235,000              253,000
     Changes in operating assets and liabilities:
       Accounts receivable                                                               (296,000)            (219,000)
       Inventory                                                                         (254,000)            (229,000)
       Prepaid expenses and other current assets                                           (8,000)              28,000
       Accounts payable and accrued liabilities                                           375,000               67,000
                                                                                        ---------            ---------
     Net cash used in operating activities                                               (720,000)            (781,000)
                                                                                        ---------            ---------
CASH FLOWS FROM INVESTING ACTIVITY:
   Purchases of property and equipment                                                    (21,000)             (13,000)
                                                                                        ---------            ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from notes payable to members                                                 193,000              480,000
   Payments on long-term debt                                                             (82,000)            (100,000)
   Payments on obligations under capital leases                                          (106,000)             (84,000)
   Proceeds from bank loans                                                               900,000              600,000
                                                                                        ---------            ---------
     Net cash provided by financing activities                                            905,000              896,000
                                                                                        ---------            ---------

NET CHANGE IN CASH                                                                        164,000              102,000
CASH, BEGINNING OF PERIOD                                                                  73,000               16,000
                                                                                        ---------            ---------
CASH, END OF PERIOD                                                                     $ 237,000            $ 118,000
                                                                                        =========            =========

Supplemental disclosure of cash flow information: Cash paid during the period for:
                                                                                        ---------            ---------
        Interest                                                                        $  78,000            $  82,000
                                                                                        =========            =========
        income taxes                                                                    $     800            $     800
                                                                                        =========            =========

Supplemental disclosure of non-cash investing and financing activities:

     During the periods ended September 30, 1999 and 1998, the Company converted notes payable to members and accrued interest of $198,000 and $485,000 to members capital, respectively.


                            HUXTABLE'S FOODS, L.L.C.
                          NOTES TO FINANCIAL STATEMENTS
                      AS OF SEPTEMBER 30, 1999 AND 1998
                                 (UNAUDITED)
                             (UNITED STATES DOLLARS)

1.     ORGANIZATION, BUSINESS AND LIQUIDITY

       Organization and Business

       Huxtable's Foods, L.L.C. (the Company), a Delaware limited liability company, was established on May 30, 1995. Under the Limited Liability Agreement (the "Agreement"), the Company is owned by preferred members and regular members.

       The Company processes and assembles gourmet sauces, meal replacement foods and holiday food packages for distribution to retail stores and supermarket commissaries, principally in the western United States.

       Liquidity and Risks

       The Company had losses of $772,000 and $681,000 for the nine-month periods ended December 31, 1999 and 1998, respectively.

       The Company's ability to continue in existence is dependent on, among other factors, the Company's ability to general adequate cash flows from operations and from debt or equity financing to fund its operations and repay its obligations. The Company has addressed the negative trend mentioned above by focusing its efforts on its core profitable product lines, obtaining debt financing from existing members in 1998 and 1999 and maintaining a bank line of credit of $1,000,000. Management believes that these plans are sufficient to allow the Company to adequately fund its operations through at least December 31, 1999. In the event that additional funds are required, the majority owners have committed to provide such funding.

       The Agreement

       Under terms of the Agreement, expiring July 31, 2025, profits are to be allocated to all members pro-rata in accordance with each member sharing ratio (as defined). Losses are allocated approximately 98% to Huxtable's Comestibles, Inc. and approximately two percent to the other members in total (as defined). In addition, the preferred members are entitled to an annual cumulative preferred return equal to seven percent of their unreturned capital contributions. As a result of the Company not having positive operating cash flows for both years, the preferred return is classified as long-term in the accompanying balance sheets.

                            HUXTABLE'S FOODS, L.L.C.
                          NOTES TO FINANCIAL STATEMENTS
                      AS OF SEPTEMBER 30, 1999 AND 1998
                                 (UNAUDITED)
                             (UNITED STATES DOLLARS)



1.     ORGANIZATION, BUSINESS AND LIQUIDITY (CONTINUED)

       Members may not assign, sell, or transfer their membership interests without the consent of a majority of the other members. Also, one of the regular members (Huxtables' Comestibles, Inc.) is required to offer to sell its membership interest in the Company to the preferred members if certain key employees' (who are the majority shareholders of Huxtable's Comestibles, Inc.) employment with the Company is terminated for any reason.

2.     SIGNIFICANT ACCOUNTING POLICIES

       INTERIM FINANCIAL STATEMENTS

       The unaudited interim financial statements presented reflects all adjustments (including normal recurring adjustments) which are, in the opinion of management, necessary to produce a fair statement of the financial position and results of operations for the periods included in this report.

       USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       INVENTORIES

       Inventories consist primarily of food and related packaging products and are stated at the lower of cost (first-in, first-out) or market.

       PROPERTY AND EQUIPMENT

       Property and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the related asssets or lease terms, ranging from three to ten years. Maintenance and repairs are charged to expense as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

       The Company assesses the recoverability of property and equipment by determining whether the depreciation of such assets over their remaining lives can be recovered through projected undiscounted cash flows. The amount of impairment, if any, is then measured based on fair value and is charged to operations in the period in which such an impairment is determined by management. As of December 31, 1998, the Company's management believes that no impairment of the carrying value of its property and equipment exists.

                           HUXTABLE'S FOODS, L.L.C.
                        NOTES TO FINANCIAL STATEMENTS
                      AS OF SEPTEMBER 30, 1999 AND 1998
                                 (UNAUDITED)
                           (UNITED STATES DOLLARS)


2.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       ORGANIZATION COSTS

       Organization costs represent the costs incurred to set up the Company and prepare the Agreement and were being amortized on straight-line basis over five years.

       During 1997, the Company adopted Statement of Position 98-5, "Reporting on the Costs of Start-up Activities." The cumulative effect of adopting this statement, which requires cots of start-up activities to be expensed as incurred, was a write-off of $34,000 of previously capitalized organization costs.

       CONCENTRATIONS OF RISK

       The Company maintains cash balances as financial institutions that are secured by the Federal Deposit Insurance Corporation up to $100,000. The Company had in aggregate approximately $247,000 of uninsured balances at December 31, 1998.

       A substantial portion of the customers' ability to pay their receivables is dependent on the strength of the supermarket industry. Receivables are unsecured and the Company is at risk to the extent such amounts become uncollectible.

       The Company's three largest and four largest customers represent approximately 59 percent and 55 percent on net sales for the years ended December 31, 1998 and 1997, respectively, and 64 percent and 46 percent of December 31, 1998 and 1997 accounts receivable, respectively.

       REVENUE RECOGNITION

       Revenues are recorded when products are shipped.

       INCOME TAXES

       The members intend that the Company be classified as partnership for Federal and California State tax purposes. As a result, no taxes are paid at the Company level or reflected in the Company's financial statements except for the $800 minimum tax in California. The tax returns, the qualification of the Company as a limited liability company for tax purposes and the amount of allocable income or loss are subject to examination by federal and state taxing authorities. If such examinations were to result in changes to allocable Company income or loss, the tax liability of the members could be changed accordingly. No such examinations are currently pending.

                            HUXTABLE'S FOODS, L.L.C.
                          NOTES TO FINANCIAL STATEMENTS
                      AS OF SEPTEMBER 30, 1999 AND 1998
                                 (UNAUDITED)
                             (UNITED STATES DOLLARS)



       STATEMENTS OF CASH FLOWS

       For the purposes of the statements of cash flows, the Company considers all highly liquid investments which an original maturity date of 90 days or less to be cash.

3.     PROPERTY AND EQUIPMENT

       As of September 30, 1999 and 1998, property and equipment consisted of the following:

                                                        1999             1998
                                                     ----------       ----------

Machinery and equipment                              $1,231,000       $1,089,000
Computer equipment and furniture                        206,000          202,000
Transportation equipment                                 66,000           61,000
Leasehold improvements                                1,026,143        1,026,000
                                                     ----------       ----------
                                                      2,529,000        2,378,000

Less accumulated depreciation and amortization       (1,286,000)        (948,000)
                                                     ----------       ----------

Net book value                                       $1,243,000       $1,430,000
                                                     ==========       ==========

                           HUXTABLE'S FOODS, L.L.C.
                        NOTES TO FINANCIAL STATEMENTS
                      AS OF SEPTEMBER 30, 1999 AND 1998
                                 (UNAUDITED)
                           (UNITED STATES DOLLARS)




4.       LONG-TERM DEBT

                                                        1999             1998
                                                     ----------       ----------

Promissory note payable to shareholder of
Huxtable's Comestibles, Inc., due in varying
monthly principal installments plus interest
at 11% through February 2000, guaranteed by
certain Company officers                             $   75,000       $  175,000

Promissory note payable to a vendor, bearing
interest at prime plus 0.25%, due in monthly
installments of principal and interest
ranging from $5,000 and $6,000 through May 2001,
guaranteed by certain Company Officers                  129,000          141,000

Other                                                    31,000           45,000
                                                     ----------       ----------
                                                        235,000          361,000

Less current portion                                  (190,000)         (168,000)
                                                     ----------       ----------
                                                     $   45,000       $  193,000
                                                     ==========       ==========

5.       SUBSEQUENT EVENT

On November 12, 1999 substantially all of the Company's assets and liabilities were acquired by Huxtable's Kitchens Inc., a subsidiary of International Menu Solutions Corporation.

INTERNATIONAL MENU SOLUTIONS CORPORATION
PRO FORMA CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 1999
CANADIAN DOLLARS

------------------------------------------------     -----------------------------------------------------------------------------
                                                          Historical
                                                      International Menu          Historical
                                                           Solutions           Huxtables Foods,
                                                      Corporation ("IMSC")   L.L.C. ("Huxtables")     Pro forma
                                                        September 30, 1999    September 30, 1999     Adjustments
                                                           (unaudited)           (unaudited)         (unaudited)           Note
                                                     ---------------------   --------------------  ---------------      ---------
ASSETS

CURRENT ASSETS
    Cash and cash equivalents                             $   4,262,000      $        348,000      $     6,600,000        3 b)
                                                                                                       (4,528,000)        2 (v)
     Accounts receivable                                      4,182,000             1,267,000                    -
     Inventory                                                6,143,000             1,386,000                    -
     Prepaid expenses and other current assets                1,690,000                69,000                    -
-----------------------------------------------------------------------      ----------------      ---------------
                                                             16,277,000             3,070,000            2,072,000


CAPITAL ASSETS, NET                                          11,199,000             1,827,000                    -
INTANGIBLE ASSETS, NET                                       19,710,000                     -            1,850,000        2 (v)
-----------------------------------------------------------------------      ----------------      ---------------
                                                          $  47,186,000      $      4,897,000      $     3,922,000
=======================================================================      ================      ===============

LIABILITIES
CURRENT LIABILITIES
     Bank indebtedness                                    $   8,902,000      $      1,323,000      $   (1,323,000)        2 (v)
     Accounts payable                                         3,343,000             1,103,000                    -
     Accrued liabilities                                      1,247,000               544,000              400,000        2 (v)
     Current portion of capital lease obligations               326,000                     -                    -
     Current portion of long-term debt                          697,000                     -                    -
-----------------------------------------------------------------------      ----------------      ---------------
                                                             14,515,000             2,970,000            (923,000)

CAPITAL LEASE OBLIGATIONS                                     1,141,000               172,000

LONG-TERM DEBT                                                3,014,000               309,000            (309,000)        2 (v)

DUE TO STOCKHOLDERS                                                   -             1,793,000          (1,793,000)        2 (v)

CONVERTIBLE DEBENTURES ISSUED BY SUBSIDIARY                   4,000,000                     -


DEFERRED INCOME TAXES                                           610,000                     -

-----------------------------------------------------------------------      ----------------      ---------------
                                                             23,280,000             5,244,000          (3,025,000)
-----------------------------------------------------------------------      ----------------      ---------------

MINORITY INTEREST                                            11,701,000                     -                    -
-----------------------------------------------------------------------      ----------------      ---------------

STOCKHOLDERS' EQUITY
     Capital stock                                               19,000                     -
     Additional paid-in capital                              15,114,000            10,784,000         (10,784,000)        2 (v)
                                                                                                         6,600,000        3 b)
     Retained earnings (deficit)                            (2,928,000)          (11,131,000)           11,131,000        2 (v)
-----------------------------------------------------------------------      ----------------      ---------------
                                                             12,205,000             (347,000)            6,947,000
-----------------------------------------------------------------------      ----------------      ---------------
                                                          $  47,186,000      $      4,897,000      $     3,922,000
=======================================================================      ================      ===============


------------------------------------------------------------------------


                                                           Pro forma
                                                      IMSC Consolidated
                                                      September 30, 1999
                                                         (unaudited)
                                                      ------------------
ASSETS

CURRENT ASSETS
     Cash and cash equivalents                        $      6,682,000
     Accounts receivable                                     5,449,000
     Inventory                                               7,529,000
     Prepaid expenses and other current assets               1,759,000
--------------------------------------------------   -----------------
                                                            21,419,000


CAPITAL ASSETS, NET                                         13,026,000
INTANGIBLE ASSETS, NET                                      21,560,000
--------------------------------------------------   -----------------
                                                      $     56,005,000
==================================================   =================

LIABILITIES
CURRENT LIABILITIES
     Bank indebtedness                                $      8,902,000
     Accounts payable                                        4,446,000
     Accrued liabilities                                     2,191,000
     Current portion of capital lease obligations              326,000
     Current portion of long-term debt                         697,000
--------------------------------------------------   -----------------
                                                            16,562,000

CAPITAL LEASE OBLIGATIONS                                    1,313,000
                                                                     -
LONG-TERM DEBT                                               3,014,000
                                                                     -
DUE TO STOCKHOLDERS                                                  -

CONVERTIBLE DEBENTURES ISSUED BY SUBSIDIARY                  4,000,000


DEFERRED INCOME TAXES                                          610,000
                                                                     -
--------------------------------------------------   -----------------
                                                            25,499,000
--------------------------------------------------   -----------------
                                                                     -
MINORITY INTEREST                                           11,701,000
--------------------------------------------------   -----------------

STOCKHOLDERS' EQUITY
     Capital stock                                              19,000
     Additional paid-in capital
                                                            21,714,000
     Retained earnings (deficit)                           (2,928,000)
--------------------------------------------------   -----------------
                                                            18,805,000
--------------------------------------------------   -----------------
                                                      $     56,005,000
==================================================   =================


INTERNATIONAL MENU SOLUTIONS CORPORATION
PRO FORMA STATEMENT OF OPERATIONS
NINE MONTHS ENDED SEPTEMBER 30, 1999
CANADIAN DOLLARS

------------------------------------------------------------------------------------------------------------------------------
                                                Historical
                                               International
                                                   Menu
                                                Solutions            Historical          Historical          Historical
                                                Corporation       Tasty Selections    DC Food Processing   Huxtable's Foods
                                                 ("IMSC")           Inc. ("Tasty")       Inc. ("DC")      L.L.C. ("Huxtables")
                                             Nine months ended   January 1, 1999 to  December 6, 1998 to   Nine months ended
                                            September 30, 1999  date of acquisition  date of acquisition   September 30, 1999
                                               (unaudited)          (unaudited)         (unaudited)         (unaudited)
                                            ------------------  -------------------  -------------------  --------------------
REVENUE                                         $  21,680,000        $   1,344,000      $    7,496,000      $   11,040,000
-------------------------------------------------------------        -------------      --------------      --------------

COSTS AND EXPENSES
    Cost of goods sold                             18,783,000            1,015,000           6,771,000           8,513,000
    Selling expenses                                1,327,000               97,000              49,000           1,424,000
    Research and development                          371,000                    -                   -             313,000
    Administrative expenses                         3,611,000               79,000             143,000           1,822,000
    Amortization of intangibles                       328,000                    -               2,000                   -

-------------------------------------------------------------        -------------      --------------      --------------

                                                 (24,420,000)          (1,191,000)         (6,965,000)        (12,072,000)
-------------------------------------------------------------        -------------      --------------      --------------
INCOME(LOSS) FROM OPERATIONS                      (2,740,000)              153,000             531,000         (1,032,000)
-------------------------------------------------------------        -------------      --------------      --------------
OTHER INCOME (EXPENSE)
    Interest revenue                                   30,000                    -                   -                   -
    Interest expense                                (573,000)             (34,000)            (68,000)           (116,000)
-------------------------------------------------------------        -------------      --------------      --------------
                                                    (543,000)             (34,000)            (68,000)           (116,000)
-------------------------------------------------------------        -------------      --------------      --------------
INCOME (LOSS) BEFORE INCOME TAXES
    AND MINORITY INTEREST                         (3,283,000)              119,000             463,000         (1,148,000)
INCOME TAXES                                          169,400             (33,000)           (162,000)                   -
-------------------------------------------------------------        -------------      --------------      --------------
NET INCOME (LOSS)                                 (3,113,600)               86,000             301,000         (1,148,000)
MINORITY INTEREST                                     789,000                    -                   -                   -
-------------------------------------------------------------        -------------      --------------      --------------
NET INCOME (LOSS)                               $ (2,324,600)        $      86,000      $      301,000      $  (1,148,000)
=============================================================        =============      ==============      ==============
LOSS PER SHARE - DILUTED AND BASIC              $      (0.22)
================================================================================================================================
WEIGHTED AVERAGE OUTSTANDING
  COMMON SHARES                                    10,590,387                    -                   -                   -
================================================================================================================================

---------------------------------------------------------------------------------------
                                                                         Pro Forma
                                                                     IMSC Consolidated
                                                                         Nine-months
                                                                           ended
                                             Pro Forma               September 30, 1999
                                            Adjustments    Note          (unaudited)
                                            -----------    ----      ------------------
REVENUE                                      $         -                $   41,560,000
-------------------------------------------- -----------                --------------

COSTS AND EXPENSES
    Cost of goods sold                                 -                    35,082,000
    Selling expenses                                   -                     2,897,000
    Research and development                           -                       684,000
    Administrative expenses                            -                     5,655,000
    Amortization of intangibles                  220,000      4                550,000

-------------------------------------------- -----------                --------------

                                               (220,000)                  (44,868,000)
-------------------------------------------- -----------                --------------
INCOME(LOSS) FROM OPERATIONS                   (220,000)                   (3,308,000)
-------------------------------------------- -----------                --------------
OTHER INCOME (EXPENSE)
    Interest revenue                                   -                        30,000
    Interest expense                           (210,000)     3 a)          (1,001,000)
-------------------------------------------- -----------                --------------
                                               (210,000)                     (971,000)
-------------------------------------------- -----------                --------------
INCOME (LOSS) BEFORE INCOME TAXES
    AND MINORITY INTEREST                      (430,000)                   (4,279,000)
INCOME TAXES                                           -                      (25,600)
-------------------------------------------- -----------                --------------
NET INCOME (LOSS)                              (430,000)                   (4,304,600)
MINORITY INTEREST                               (97,000)      5                692,000
-------------------------------------------- -----------                --------------
NET INCOME (LOSS)                            $ (527,000)                $  (3,612,600)
============================================ ===========                ==============
LOSS PER SHARE - DILUTED AND BASIC                                      $       (0.31)
========================================================                ==============
WEIGHTED AVERAGE OUTSTANDING
  COMMON SHARES                                1,178,494      2             11,768,881
========================================================                ==============

INTERNATIONAL MENU SOLUTIONS CORPORATION
PRO FORMA STATEMENT OF OPERATIONS
NINE MONTHS ENDED SEPTEMBER 30, 1998
CANADIAN DOLLARS

----------------------------------------------------------------------------------------------------------------------

                                      Historical                      Historical
                                     International    Historical   Transcontinental    Historical      Historical
                                     Menu Solutions     Pasta          Gourmet           Tasty           DC Food
                                      Corporation      Kitchens         Foods           Batters        Processing
                                       ("IMSC")       ("Pasta")        ("TGF")         ("Tasty")       Inc. ("DC")
                                      Nine months     Nine months      Nine months     Nine months     Nine months
                                         ended           ended           ended            ended           ended
                                     September 30,   September 30,   September 30,    September 30,   September 7,
                                         1998            1998             1998            1998            1998
                                      (unaudited)     (unaudited)      (unaudited)     (unaudited)     (unaudited)
                                    ---------------  --------------  --------------  ---------------  ----------------
REVENUE                               $  2,170,000      $  695,000    $  1,790,000    $   3,512,000    $  12,803,000
---------------------------------------------------  --------------  --------------  ---------------  ----------------
COSTS AND EXPENSES
    Cost of goods sold                   1,933,000         418,000       1,157,000        2,743,000       11,468,000
    Selling expenses                       132,000          84,000         287,000          255,000           86,000
    Research and development               103,000               -               -                -                -
    Administrative expenses                322,000         198,000         361,000          340,000          563,000
    Amortization of intangibles             10,000               -               -                -            4,000
----------------------------------------------------  -------------  --------------  ---------------  ----------------
                                         2,500,000         700,000       1,805,000        3,338,000       12,121,000
----------------------------------------------------  -------------  --------------  ---------------  ----------------
INCOME(LOSS) FROM OPERATIONS              (330,000)         (5,000)        (15,000)         174,000          682,000
----------------------------------------------------  -------------  --------------  ---------------  ----------------
OTHER INCOME (EXPENSE)
    Interest revenue                        18,000               -               -                -                -
    Interest expense                       (64,000)        (13,000)        (79,000)         (82,000)         (94,000)
----------------------------------------------------  -------------  --------------  ---------------  ----------------
                                           (46,000)        (13,000)        (79,000)         (82,000)         (94,000)
----------------------------------------------------  -------------  --------------  ---------------  ----------------
INCOME (LOSS) BEFORE INCOME TAXES
    AND MINORITY INTEREST                 (376,000)        (18,000)        (94,000)          92,000          588,000
INCOME TAXES                                     -           6,000          33,000          (32,000)        (206,000)
----------------------------------------------------  -------------  --------------  ---------------  ----------------
NET INCOME (LOSS)                         (376,000)        (12,000)        (61,000)          60,000          382,000
MINORITY INTEREST                                -               -               -                -                -
----------------------------------------------------  -------------  --------------  ---------------  ----------------
NET INCOME (LOSS)                     $   (376,000)     $  (12,000)   $    (61,000)   $      60,000    $     382,000
====================================================  =============  ==============  ===============  ================
LOSS PER SHARE - DILUTED AND BASIC    $      (0.07)
====================================================  =============  ==============  ===============  ================
WEIGHTED AVERAGE OUTSTANDING
  COMMON SHARES                          5,691,889               -               -                -                -
====================================================  =============  ==============  ===============  ================

-------------------------------------------------------------------------------------------
                                      Historical
                                      Huxtable's                               Pro Forma
                                     Foods L.L.C.                                IMSC
                                    ("Huxtables")                            Consolidated
                                     Nine months                              Nine months
                                        ended                                   ended
                                    September 30,                            September 30,
                                         1998        Pro Forma                   1998
                                     (unaudited)     Adjustments    Note      (unaudited)
                                    ---------------  -------------          ---------------

REVENUE                              $  11,360,000    $         -            $  32,330,000
---------------------------------------------------  -------------          ---------------
COSTS AND EXPENSES
    Cost of goods sold                   8,635,000              -               26,354,000
    Selling expenses                     1,320,000              -                2,164,000
    Research and development               338,000              -                  441,000
    Administrative expenses              1,954,000              -                3,738,000
    Amortization of intangibles                  -        507,000     4            521,000
---------------------------------------------------  -------------          ---------------
                                        12,247,000        507,000               33,218,000
---------------------------------------------------  -------------          ---------------
INCOME(LOSS) FROM OPERATIONS             (887,000)       (507,000)                (888,000)
---------------------------------------------------  -------------          ---------------
OTHER INCOME (EXPENSE)
    Interest revenue                             -              -                   18,000
    Interest expense                      (122,000)      (210,000)    3a)         (664,000)
---------------------------------------------------  -------------          ---------------
                                          (122,000)      (210,000)                (646,000)
---------------------------------------------------  -------------          ---------------
INCOME (LOSS) BEFORE INCOME TAXES
    AND MINORITY INTEREST              (1,009,000)       (717,000)              (1,534,000)
INCOME TAXES                                      -             -                 (199,000)
---------------------------------------------------  -------------          ---------------
NET INCOME (LOSS)                      (1,009,000)       (717,000)              (1,733,000)
MINORITY INTEREST                                -          2,000     5              2,000
---------------------------------------------------  -------------          ---------------
NET INCOME (LOSS)                    $ (1,009,000)    $  (715,000)           $  (1,731,000)
===================================================  =============          ===============
LOSS PER SHARE - DILUTED AND BASIC                                           $       (0.20)
===================================================  =============          ===============
WEIGHTED AVERAGE OUTSTANDING
  COMMON SHARES                                 -       2,859,893     2          8,551,782
===================================================  =============          ===============

INTERNATIONAL MENU SOLUTIONS CORPORATION
PRO FORMA STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1998
CANADIAN DOLLARS

-------------------------------------------------------------------------------------------------------------
                                                Historical            Historical            Historical
                                            International Menu      Pasta Kitchens         Norbakco Ltd.
                                               Solutions             ("Pasta")             ("Norbakco")
                                           Corporation ("IMSC")   Nine Months Ended     Six months ended
                                                Year ended        September 30, 1998     November 30, 1998
                                            December 31, 1998         (unaudited)          (undaudited)
                                          --------------------  --------------------  -----------------------
REVENUE                                   $         6,096,000   $           694,000    $         1,976,000
--------------------------------------------------------------  --------------------   --------------------
COSTS AND EXPENSES
    Cost of goods sold                              4,730,000               418,000              1,762,000
    Selling expenses                                  610,000                84,000                 50,000
    Research and development                          426,000                     -                      -
    Administrative expenses                           765,000               198,000                170,000
    Amortization of intangibles                        67,000                     -                      -
---------------------------------------   --------------------  --------------------   --------------------
                                                    6,598,000               700,000              1,982,000
--------------------------------------------------------------  --------------------   --------------------
INCOME(LOSS) FROM OPERATIONS                        (502,000)               (6,000)                (6,000)
--------------------------------------------------------------  --------------------   --------------------
OTHER INCOME (EXPENSE)
    Interest revenue                                   25,000                     -                      -
    Interest expense                                 (98,000)                13,000               (20,000)
--------------------------------------------------------------  --------------------   --------------------
                                                     (73,000)                13,000               (20,000)
--------------------------------------------------------------  --------------------   --------------------
INCOME (LOSS) BEFORE INCOME TAXES
    AND MINORITY INTEREST                           (575,000)                 7,000               (26,000)
INCOME TAXES                                                -                     -                      -
--------------------------------------------------------------  --------------------   --------------------
NET INCOME (LOSS)                                   (575,000)                 7,000               (26,000)
MINORITY INTEREST                                      26,000                     -                      -
--------------------------------------------------------------  --------------------   --------------------
NET INCOME (LOSS)                         $         (549,000)   $             7,000    $          (26,000)
==============================================================  ====================   ====================
LOSS PER SHARE - DILUTED AND BASIC                    $(0.09)
===========================================================================================================
WEIGHTED AVERAGE OUTSTANDING
  COMMON SHARES                                     6,419,141                     -                      -
===========================================================================================================


-------------------------------------------------------------------------------------------------------------
                                               Historical
                                            Transcontinental          Historical             Historical
                                             Gourmet Foods          Tasty Batters        DC Food Processing
                                                ("TGF")               ("Tasty")             Inc. ("DC")
                                          Eleven months ended    Twelve months ended    Twelve months ended
                                           November 30, 1998      December 31, 1998       December 6, 1998
                                              (unaudited)            (unaudited)            (unaudited)
                                          ---------------------  --------------------  -----------------------
REVENUE                                   $          4,247,000   $         5,574,000   $         17,580,000 #
---------------------------------------------------------------  --------------------  ---------------------
COSTS AND EXPENSES
    Cost of goods sold                               2,825,000             4,287,000             15,979,000
    Selling expenses                                   539,000               392,000                 21,000
    Research and development                                 -                     -                      -
    Administrative expenses                            688,000               461,000                561,000
    Amortization of intangibles                              -                     -                  7,000
---------------------------------------------------------------  --------------------  ---------------------
                                                     4,052,000             5,140,000             16,568,000
---------------------------------------------------------------  --------------------  ---------------------
INCOME(LOSS) FROM OPERATIONS                           195,000               434,000              1,012,000
---------------------------------------------------------------  --------------------  ---------------------
OTHER INCOME (EXPENSE)
    Interest revenue                                         -                     -                      -
    Interest expense                                 (117,000)             (126,000)              (117,000)
---------------------------------------------------------------  --------------------  ---------------------
                                                     (117,000)             (126,000)              (117,000)
---------------------------------------------------------------  --------------------  ---------------------
INCOME (LOSS) BEFORE INCOME TAXES
    AND MINORITY INTEREST                               78,000               308,000                895,000
INCOME TAXES                                          (29,000)              (88,000)              (289,000)
---------------------------------------------------------------  --------------------  ---------------------
NET INCOME (LOSS)                                      107,000               220,000                606,000
MINORITY INTEREST                                            -                     -                      -
---------------------------------------------------------------  --------------------  ---------------------
NET INCOME (LOSS)                         $            107,000   $           220,000   $            606,000
===============================================================  ====================  =====================
LOSS PER SHARE - DILUTED AND BASIC
============================================================================================================
WEIGHTED AVERAGE OUTSTANDING
  COMMON SHARES                                              -                     -                      -
============================================================================================================


--------------------------------------------------------------------------------------------------------------------------
                                              Historical
                                           Huxtable's Foods                                                 Pro Forma
                                           L.L.C. ("Huxtables")                                         IMSC Consolidated
                                          Twelve months ended                                          Twelve months ended
                                            December 31, 1998        Pro Forma                          December 31, 1998
                                               (unaudited)           Adjustments           Note            (Unaudited)
                                          --------------------  ---------------------  --------------  --------------------
REVENUE                                   $        18,254,000   $                  -                           $54,421,000
--------------------------------------------------------------  ---------------------                  --------------------
COSTS AND EXPENSES
    Cost of goods sold                             15,129,000                      -                            45,130,000
    Selling expenses                                  945,000                      -                             2,641,000
    Research and development                          450,000                      -                               876,000
    Administrative expenses                         2,389,000                      -                             5,232,000
    Amortization of intangibles                             -                662,000         4                     736,000
--------------------------------------------------------------  ---------------------                  --------------------
                                                   18,913,000                662,000                            54,615,000
--------------------------------------------------------------  ---------------------                  --------------------
INCOME(LOSS) FROM OPERATIONS                        (659,000)              (662,000)                             (194,000)
--------------------------------------------------------------  ---------------------                  --------------------
OTHER INCOME (EXPENSE)
    Interest revenue                                    6,000                      -                                31,000
    Interest expense                                (211,000)              (280,000)        3a)                  (956,000)
--------------------------------------------------------------  ---------------------                  --------------------
                                                    (205,000)              (280,000)                             (925,000)
--------------------------------------------------------------  ---------------------                  --------------------
INCOME (LOSS) BEFORE INCOME TAXES
    AND MINORITY INTEREST                           (864,000)              (942,000)                           (1,119,000)
INCOME TAXES                                                -                      -                             (348,000)
--------------------------------------------------------------  ---------------------                  --------------------
NET INCOME (LOSS)                                   (864,000)              (942,000)                           (1,467,000)
MINORITY INTEREST                                           -                115,000         5                     141,000
--------------------------------------------------------------  ---------------------                ----------------------
NET INCOME (LOSS)                                  $(864,000)   $          (827,000)                 $         (1,326,000)
==============================================================  =====================                ======================
LOSS PER SHARE - DILUTED AND BASIC                                                                   $              (0.13)
=====================================================================================                ======================
WEIGHTED AVERAGE OUTSTANDING
  COMMON SHARES                                             -              3,858,543         2                  10,277,684
=====================================================================================                ======================

            FOOTNOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

1.     BASIS OF PRESENTATION

       The accompanying pro forma consolidated balance sheets as of September 30, 1999 and pro forma consolidated statements of operations for the nine-month periods ended September 30, 1999 and 1998 and for the year ended December 31, 1998 of International Menu Solutions Corporation ("IMSC") have been prepared to give effect to the business combinations involving Pasta Kitchens ("Pasta"), Transcontinental Gourmet Foods Inc. ("Transcontinental"), Tasty Selections Inc. ("Tasty Selections"), 1005549 Ontario Limited ("D.C. Foods") and Huxtable's Kitchens, L.L.C. ("Huxtable's") and related transactions described elsewhere herein on the basis of the assumptions described in Notes 2 to 4 below. The pro forma consolidated balance sheet and pro forma consolidated statement of operations of IMSC have been prepared from the following:

       a) The audited consolidated financial statements of IMSC for the year ended December 31, 1998 and the unaudited consolidated financial statements of IMSC for the nine-month periods ending September 30, 1999 and 1998;

       b) The unaudited financial statements of Pasta for the nine-month period ended September 30, 1998;

       c) The unaudited financial statements of TGF for the eleven-month period ended November 30, 1998; and for the nine-month period ended September 30, 1998;

       d) The unaudited financial statements of Tasty for the year ended December 31, 1998; for the four-month period ended March 31, 1999 and for the nine-month period ended September 30, 1998; and

       e) The audited consolidated financial statements of D.C. Foods for the year ended December 6, 1998 and the unaudited consolidated financial statements for the period from December 7, 1998 to April 30, 1999 and for the nine month period ended September 6, 1998; and

       f) The audited financial statements of Huxtable's for the year ended December 31, 1998 and the unaudited financial statements of Huxtable's for the nine-month periods ending September 30, 1999 and 1998. The statements of operations for Huxtable's which were originally stated in US dollars were translated to Canadian dollars at the average exchange rate prevailing during the respective periods. The average exchange rates used were 1.4837,
              1.4836 and 1.4847 for the year ended December 31, 1998, the nine month-period ended September 30, 1998 and the nine-month period ended September 30, 1999, respectively. The balance sheet of Huxtable's as of September 30, 1999 was translated at the exchange rate of 1.4699.

       The pro forma consolidated balance sheet and pro forma consolidated statement of operations are not intended to reflect the financial position of IMSC which would have actually resulted had the combination, related transactions and other pro forma adjustments been effected on the dates indicated. Further, the pro forma financial information is not necessarily indicative of the financial position that may prevail in the future.

2.     PRO FORMA ASSUMPTIONS RELATING TO ACQUISITIONS

       During the year ended December 31, 1998, the Company acquired the businesses, set out in the table below, which have been accounted for using the purchase method:

                               Pasta Kitchen (i)   TGF/Norbakco (ii)      Tasty (iii)       D.C. Foods (iv)      Huxtable's (v)
                               -----------------   -----------------     ------------       ---------------      --------------
Purchase price including
    acquisition costs            $    395,000        $  5,290,000        $  2,235,000        $ 15,725,000        $  4,828,000
Assigned fair values
    of net assets acquired
Current assets                        105,000           2,922,000           1,278,000           1,857,000           3,070,000
Capital assets                        200,000           2,223,000             502,000           3,391,000           1,827,000
Current liabilities                  (146,000)         (2,818,000)           (558,000)         (1,558,000)         (1,647,000)
Long-term liabilities                       -          (1,199,000)           (621,000)         (1,680,000)           (172,000)
------------------------------------------------------------------------------------------------------------------------------
                                      159,000           1,128,000             601,000           2,010,000           3,078,000
------------------------------------------------------------------------------------------------------------------------------
Intangible assets acquired       $    236,000        $  4,072,000        $  1,634,000        $ 13,715,000        $  1,750,000
==============================================================================================================================

       (i) The Company acquired the assets of Pasta Kitchen for cash consideration of approximately $375,000. Additional consideration, currently estimated at $340,000, is payable, at the option of the Company, in cash or common shares during 1999 based on the achievement of certain revenue targets. Due to the contingent nature of the additional consideration, its value will be recorded as additional purchase price when the conditions are resolved. As of October 31, 1999, the conditions were not resolved.

       (ii) The Company acquired all of the outstanding shares of TGF and 59% of the outstanding shares of Norbakco Ltd. ("Norbakco"), a sister corporation of TGF. Cash consideration of $1,000,000 was paid to the vendors on closing. Of this amount, $860,000 was allocated to TGF and $140,000 was used to purchase notes payable to the former shareholders of Norbakco. An additional cash payment of estimated at approximately $582,000 is payable during 1999 based on the net book value of TGF in excess of $1,000,000 ($550,000 has been paid to date). The balance of the purchase price was satisfied by the issue to the selling shareholders of three classes of shares of stock of IMSI: 300,000 Class B shares, 100,000 Class C shares and 59,000 Class D shares, all of which were issued on December 1, 1998. Such shares are exchangeable for shares of the common stock of the Company in accordance with formulas contained in the share attributes for the Class B shares, the Class C shares and the Class D shares, respectively. The value of $3,400,000 assigned to the exchangeable shares was determined based on a valuation performed by an investment banking firm. Acquisition costs of the acquisition totalled approximately $110,000.

              On May 17, 1999, the Company acquired, through IMSI, the remaining 41% equity interest in Norbakco. The consideration paid for the purchased shares was 53,000 Class X shares of IMSI and 53,000 Class N shares of the Company, and the purchase by IMSI of shareholder loans made to Norbakco in the aggregate amount of $180,000. As part of the issue of the 53,000 Class X shares and the 53,000 Class N shares, IMSI and the Transcontinental shareholders agreed to reduce the number of shares of common stock of the Company that the 300,000 Class B shares may be exchanged for by 53,000 shares. As a result of this transaction, the purchase price of TGF/Norbakco increased by $180,000 and the Company owned 100% of the shares of both companies acquired.

       (iii) The Company acquired all of the outstanding shares of Tasty for initial consideration of valued at $2,160,000. Cash of $1,000,000 was paid and 442,750 Class X exchangeable shares of IMSI and 442,750 Class N shares of the Company were issued to the selling shareholders of Tasty on closing. Additional consideration is payable in shares of common stock of the Company to a selling shareholder of Tasty based on the following two formulae (such formula to be selected by the selling shareholder):

              (a) 4 times the EBITDA for IMSI's Canadian bakery operations for the year ended December 31, 2001 less $2,160,000, or

              (b) 3 times the EBITDA for IMSI's Canadian bakery operations for the year ended December 31, 2002 less $2,160,000,

              in each case divided by the weighted average closing price for the shares of common stock of the Company for the twenty (20) trading days prior to the last day for which the foregoing amount is selected on the OTC Bulletin Board, or exchange upon which the shares of the common stock of the Company are traded. Due to the contingent nature of the additional consideration payable, its value will be recorded as additional purchase price when the conditions are resolved

              Professional fees and other acquisition costs related to the Tasty acquisition totalled approximately $75,000.

       (iv) The Company acquired all of the outstanding shares of D.C. Foods for total consideration valued at $15,600,000. Under the terms of the agreement, the Company paid $4,000,000 in cash, issued 893,333 Class X exchangeable shares of IMSI, issued 893,000 Class N shares of the Company, issued 250,000 Class E Series 1 shares, issued 250,000 Class E Series 2 shares, issued 250,000 Class E Series 3 shares and issued 250,000 Class E Series 4 shares of IMSI to the selling shareholders of D.C. Foods. An independent valuations expert appraised the value of the exchangeable shares issued in the transaction. Professional fees and other acquisition costs related to the D.C. Foods acquisition totalled approximately $125,000.

       (v) The Company purchased substantially all of the operating assets of Huxtable's by paying cash of US$3,080,000 (CD$4,528,000) on the closing date and committing to make future earn-out payments payable in cash or common shares of the Company based on the financial performance of the acquired business during the period from November 1, 1999 to December 31, 2002. Due to the contingent nature of the additional consideration, its value will be recorded as additional purchase price when the payment conditions are resolved. Acquisition costs are estimated at $300,000.

3.     PRO FORMA ASSUMPTIONS RELATING TO ACQUISITION FINANCING

       a) CONVERTIBLE LOAN: On May 10, 1999, IMSI and the Company entered into a loan agreement with First Ontario Fund ("First Ontario") and Bank of Montreal Capital Corporation ("BMOCC") with respect to a CDN$4 Million financing. The funding was advanced as to $1.5 Million by BMOCC and as to $2.5 Million by First Ontario. The financing was secured by general security granted by each of IMSI and the Company, a guarantee and general security agreement from each of IMSI's subsidiaries, a mortgage of the premises owned by Prime at 620 Colby Drive, Waterloo, Ontario, and a share pledge agreement executed by the Company pursuant to which it pledged its common shares in the capital of IMSI to First Ontario and BMOCC.

              The terms of the loan are as follows: (a) the interest rate for the period ending April 15, 2000 is 7% per annum and thereafter until maturity on April 15, 2003 is 13% per annum; (b) the outstanding debt is convertible, at the option of the holder, into Class X shares of IMSI at a price of $2.62 per share; (c) the holder has the right to acquire a number of Class N shares equal to the number of Class X shares received; (d) IMSI has the option to force conversion into Class X and N shares at any time after July 1, 1999 provided that (i) the Company's common stock trades on a major North American stock exchange approved by the lenders,
              (ii) the Company's common stock has a cumulative trading volume during a twenty day period of the greater of (1) 300,000 shares of common stock, or (2) five percent of the number of issued shares of common stock that are not subject to any escrow agreement or resale restrictions set out in the Ontario Securities Act, and
              (iii) the weighted average trading price during such twenty day period is not less than the United States Dollar equivalent of $CD 5.50.

       b) SPECIAL WARRANTS. On October 22, 1999, Southbridge Equities Inc., a corporation organized under the laws of the Province of Ontario, Canada ("Southbridge Equities"), subscribed for 1,555,556 special warrants ("Special Warrants") of IMSI, for an aggregate consideration of approximately US$4.7 million (CDN$6,600,000). Each Special Warrant entitles Southbridge Equities, upon exercise thereof without any further consideration, to receive one Non-voting Class X share (an "Exchangeable Share") of IMSI. Such Special Warrants are immediately exercisable and any Special Warrant not exercised by October 22, 2000 (or earlier under certain circumstances) will be deemed to have been exercised as of such date. The Special Warrants are subject to customary anti-dilution adjustment provisions. In addition, each Special Warrant will be exercisable for (i) 1.1 Exchangeable Shares in the event that IMSI does not receive a receipt for a (final) prospectus issued by the Ontario Securities Commission by August 5, 2000, and (ii) 1.2 Exchangeable Shares in the event that IMSI is not able to obtain additional financing of least US$7 million by March 30, 2000 or certain trading volume and price targets for the Company's common stock are not met. Also, in the event that IMSI is not able to obtain such additional financing by March 30, 2000, the Special Warrants will be deemed to be amended to change all references to Exchangeable Shares to refer to the common stock of the Company. These securities were sold in an offshore transaction in reliance on Regulation S under the Securities Act of 1933, as amended. In connection with such subscription, the Company and its subsidiary entered into additional agreements with Southbridge Equities which, among other thing, address registration rights. The proceeds will be used to fund previously announced acquisitions and expansion plans.

4.     PRO FORMA ASSUMPTIONS RELATING TO AMORTIZATION OF INTANGIBLE ASSETS
       ACQUIRED

       Goodwill that arose on the business combinations of Pasta and TGF/Norbakco is amortized over a 20-year period. No seperately identifiable intangible assets were purchased in these acquisitions.

       Intangible assets which arose on the business combinations related to D.C. Foods and Tasty have been classified as "goodwill" and are amortized over a 40-year period. Intangible assets ("goodwill") which arose on the Huxtable's acquisition are amortized over 20-years. The Company has engaged an independent valuations expert to determine the value and useful life of separately identifiable intangible assets (such as employees, customer relationships, leases, technology, etc) that were purchased in these acquisitions. Consequently, the allocation of the excess of purchase price over the fair value of assets acquired to the various intangible assets acquired has not yet been determined. Therefore, the amount of amortization of intangible assets on the pro forma income statements is not indicative of the amount that will actually be recorded once the valuation exercise is complete.

5. PRO FORMA ASSUMPTIONS RELATING TO PARTICIPATION OF MINORITY STOCKHOLDERS OF IMSI

       In conjunction with the acquisitions of D.C. Foods and TGF/Norbakco, IMSI issued exchangeable shares to satisfy the share consideration requirements of the respective share purchase agreements. The shares are exchangeable into common shares of the Company at the holder's option based on exchange ratios contained in the purchase agreements. The exchange ratio is determined by a formula which is primarily based upon the earnings before interest, depreciation and taxes ("EBITDA") of the acquired businesses for the years ending February 28, 1999 and 2000 for TGF/Norbakco and for the period from December 6, 1998 to December 31, 1999 and the year ending March 2002 or December 2002 for D.C. Foods and the Company's common stock market price on those dates.

       The value of the exchangeable shares is recorded as minority interest. Based on the financial results of the acquired operations to-date and the current market price of the Company's common stock, management has estimated that approximately 2,630,000 and 1,800,000 shares of the Company's common stock could be issued pursuant to the future conversion rights of the holders of the exchangeable shares for TGF/Norbakco and D.C. Foods, respectively. At such time as the future conversion rights of the holders of the exchangeable shares is determined, the value of the remaining minority interest associated with the individual exchangeable share holder groups will be reclassified to additional paid in capital. These shares have been treated for accounting purposes as being issued. It is impossible to predict with absolute certainty the exact number of shares that could be issued as the EBITDA of the acquired businesses for the periods specified above is unknown.

       Based on the number of weighted average outstanding common shares (which includes the Class N shares outstanding) and the estimated number of common shares that would be issued pursuant to the conversion rights of the IMSI exchangeable shares above, the minority interest stockholders have an interest of approximately 25% of IMSI. Consequently, in the pro forma income statements, the minority interest participation is calculated at 25% of the consolidated net loss of IMSI in each of the periods presented.



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